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As filed with the Securities and Exchange Commission on February 23, 2005

Registration No. 333-121947

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

VeriFone Holdings, Inc.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3578 (Primary Standard Industrial Classification in Number)	04-3692546 (I.R.S. Employer Identification No.)
2099 Gateway Place, Suite 600 San Jose, California 95110 (408) 232-7800
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Douglas G. Bergeron VeriFone Holdings, Inc. 2099 Gateway Place, Suite 600 San Jose, California 95110 (408) 232-7800
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Scott D. Miller, Esq. Sullivan & Cromwell LLP 1870 Embarcadero Road Palo Alto, California 94303 (650) 461-5600	Alan F. Denenberg, Esq. Davis Polk & Wardwell 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, $0.01 par value per share	$230,000,000	$27,071(3)

(1)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2)
Includes amounts attributable to shares that the underwriters have the option to purchase to cover over-allotments, if any.
(3)
Previously paid.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 23, 2005

PROSPECTUS

            Shares

COMMON STOCK

        Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $            and $            per share. We intend to apply to list our common stock on the New York Stock Exchange under the symbol "PAY". We are selling            shares of common stock and the selling stockholders are selling            shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

        The underwriters have an option to purchase up to a maximum of            additional shares from the selling stockholders, to cover over-allotment of shares.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 9.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to VeriFone Holdings, Inc.	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

        Delivery of the shares of common stock will be made on or about                , 2005.

Credit Suisse First Boston	JPMorgan

Goldman, Sachs & Co.            Lehman Brothers            Banc of America Securities LLC

Prospectus dated                , 2005.

[GRAPHICS FOR INSIDE FRONT COVER TO COME]

ABOUT THIS PROSPECTUS

        You should rely only on the information contained in this prospectus. We have not, and the selling stockholders and the underwriters have not, authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

        Except as otherwise indicated, market data and industry statistics used throughout this prospectus are based on independent industry publications and other publicly available information. Although we believe that these data and statistics are reliable, they have been prepared on the basis of underlying data to which we do not have access, and which we cannot independently verify. Accordingly, investors should not place undue reliance on this information.

        Through and including                , 2005 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information in this prospectus is current only as of its date.

i

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. Before making an investment decision, you should read the entire prospectus carefully, including the section entitled "Risk Factors," our financial statements and the related notes included elsewhere in this prospectus. Unless otherwise indicated, the terms "VeriFone," "we," "us," "our," "our company" and "our business" refer to VeriFone Holdings, Inc. together with its consolidated subsidiaries.

VeriFone

        We are a leading global provider of technology that enables electronic payment transactions and value-added services at the point of sale. Since 1981, we have designed and marketed system solutions that facilitate the long-term shift toward electronic payment transactions and away from cash and checks. We have one of the leading electronic payment solutions brands and are one of the largest providers of electronic payment systems worldwide. Our net revenues grew organically by 14.8% and 15.0%, respectively, in the years ended October 31, 2003 and 2004, in each case as compared with the prior year, reaching $390.1 million in the year ended October 31, 2004. Our net revenues grew organically by 26.5% for the three months ended January 31, 2005 as compared to the three months ended January 31, 2004.

        Our system solutions consist of point of sale electronic payment devices that run our proprietary operating systems, security and encryption software and certified payment software as well as third party, value-added applications. Our system solutions are able to process a wide range of payment types including signature and PIN-based debit cards, credit cards, contactless / radio frequency identification, or RFID, cards, smart cards, pre-paid gift and other stored-value cards, electronic bill payment, check authorization and conversion, signature capture and electronic benefits transfer, or EBT. Our proprietary architecture was the first to enable multiple value-added applications, such as gift card and loyalty card programs, healthcare insurance eligibility and time and attendance tracking, to reside on the same system without requiring recertification upon the addition of new applications. Today we are an industry leader in multi-application payment systems deployments.

        Our customers are primarily global financial institutions, payment processors, petroleum companies, large retailers, government organizations and healthcare companies, as well as independent sales organizations, or ISOs. They choose our system solutions for their robust functionality, ability to be compatible with previously deployed VeriFone system solutions, intuitive user interface and modular design. The functionality of our system solutions includes transaction security, connectivity, compliance with certification standards, as well as the flexibility to execute a variety of payment and non-payment applications on a single system solution.

        We believe that we benefit from a number of competitive advantages gained through our 24-year history and success in our industry. These advantages include our globally trusted brand name, large installed base, history of significant involvement in the development of industry standards, global operating scale, customizable platform and investment in research and development. We believe that these advantages position us well to capitalize on key industry trends.

Industry Opportunity

        We believe the industry trends of increasing intelligence at the point of sale, the global shift toward electronic payment transactions and away from cash and checks and increasing focus on security and interoperability will drive growth in demand for electronic payment systems.

  Increasing Intelligence at the Point of Sale

  •
  Advances in microprocessing technology, storage capacity and software are enabling increasing complexity and functionality of electronic payment systems at the point of sale;

  •
  Development of value-added applications such as gift card and loyalty card programs, health care insurance eligibility and time and attendance tracking is driving demand for electronic payment systems that support multiple applications;

  •
  Broadening use of wireline and wireless internet protocol, or IP, networks is opening new markets for electronic payment systems; and

  •
  Greater competition among card associations, card issuers and payment processors is driving innovation at the point of sale, including the incorporation of new technologies such as contactless / RFID and biometrics.

  Global Shift Toward Electronic Payment Transactions and Away from Cash and Checks

  •
  Increased consumer adoption of electronic payments is driving greater usage of debit and credit card-based payments, especially PIN-based debit;

  •
  Advances in wireless data networking are enabling greater usage of electronic payment systems, particularly in emerging markets such as Russia, India and China; and

  •
  Government initiatives to increase VAT and sales tax collection are promoting the distribution of electronic payment systems in emerging markets.

  Increasing Focus on Security and Interoperability

  •
  Evolving card association and other industry standards are leading to replacement of existing electronic payment systems; and

  •
  Evolving country-specific security standards are requiring additional customization of electronic payment systems.

Competitive Strengths

        We believe that we benefit from a number of competitive advantages gained through our 24-year history and success in our industry. These include:

  •
  Trusted Brand Name.  The VeriFone brand has a strong global reputation for quality, reliability and data security. We believe that financial institutions, payment processors and merchants trust our system solutions to handle critical financial transactions in a secure and user-friendly operating environment.

  •
  Large Installed Base.  We believe that we have a larger installed base of electronic payment systems than any of our competitors. We believe that customers typically purchase electronic payment systems from the incumbent provider in order to reduce risk and to avoid the costs of implementing a new electronic payment system from a different provider. In addition, our large installed base of electronic payment systems makes our proprietary operating systems a preferred choice for third party developers of value-added applications seeking broad distribution of their applications.

  •
  Global Scale.  We are one of the largest worldwide providers of electronic payment system solutions for use at the point of sale. We have developed a global network of 24 sales and marketing offices and 18 development centers. We believe that our scale and broad geographic coverage enable us to market and distribute our products more effectively and in more markets than most of our competitors, and to provide our customers with innovative, comprehensive and customized system solutions.

  •
  Leading Research and Development Initiatives and Technology Innovation.  We are a leading innovator of technology that enables electronic payment transactions and value-added services at the point of sale. In the year ended October 31, 2004, we launched 20 new system solutions and 195 custom solutions. Our core operating environment is a secure, multi-tasking and multi-application proprietary operating system with a consistent and intuitive user interface that allows payment processors or financial institutions to directly or remotely deliver predominantly third party value-

    added applications without having to recertify existing payment applications. This dramatically reduces the time and cost for our customers to deploy additional functionality to their systems. We believe this capability is a distinguishing feature of our architecture. The modular configuration of our electronic payment systems offers our customers flexibility to support a variety of connectivity options, including wireline and wireless IP technologies. In addition, our modular software development environment enables our system solutions to be customized to meet our customers' specific needs through internally developed or third party applications.

  •
  Broad Set of Industry Certifications.  Our system solutions are certified by major payment processors, card associations and international card standards organizations. The knowledge of certification processes that we have gained over our history and through our participation in international standards organizations enables us to manage the lengthy and expensive certification process effectively. As a result, we believe that we are able to bring innovative products to market faster than our competitors.

  •
  Proven Track Record of Execution.  Our senior management team has increased net revenues by 14.8% and 15.0% over the past two fiscal years, respectively, from $295.6 million in the year ended October 31, 2002 to $390.1 million in the year ended October 31, 2004, while significantly increasing profitability, working capital efficiency and operating cash flow.

Growth Strategy

        Our objective is to enhance our position as a leading provider of technology that enables electronic payment transactions and value-added services at the point of sale. The key elements of our strategy are to:

  •
  Increase Market Share in North America and Europe.  We intend to continue to seek opportunities to expand our market share in North America and Europe by leveraging our brand, scale, technology and distribution channels. We plan to capitalize on industry trends, including our customers' increasing focus on security, growing prevalence of PIN-based debit, evolving communication technologies and greater availability of value-added services at the point of sale. Furthermore, we intend to continue to penetrate key sales channels and further strengthen our relationships with ISOs in North America.

  •
  Further Penetrate Attractive Vertical Markets.  We plan to continue to increase the functionality of our system solutions to address the specific needs of key vertical markets. We currently provide system solutions that are customized for the needs of our financial services, petroleum company, retail, government and healthcare customers. We intend to continue to focus on these attractive vertical markets, as well as increase our penetration of new markets such as quick service restaurants, or QSRs.

  •
  Capitalize on High Growth Opportunities in Emerging Markets.  We seek to establish a leading position in emerging, high growth electronic payment markets in Eastern Europe, Asia and Latin America. In order to do so, we intend to continue to invest in additional sales and marketing and research and development resources targeted towards these regions. We have already achieved a leading position in Russia, Poland and Mexico and intend to grow our presence further in additional markets, such as China, India and Brazil, where demand for electronic payment systems is growing rapidly.

  •
  Pursue Selective, Strategic Acquisitions.  We may augment our organic growth by acquiring businesses, product lines or technologies. Our acquisition strategy is intended to broaden our suite of electronic payment solutions, expand our presence in selected geographies, broaden our customer base and increase our penetration of distribution channels and vertical markets. We recently announced an agreement to acquire the assets of Return on Investment Corporation's GO Software business, which will broaden our presence at the point of sale beyond our core solutions.

    GO Software provides PC-based point of sale payment processing software to more than 150,000 businesses. According to Return on Investment Corporation's annual report on Form 10-K for the fiscal year ended June 30, 2004, GO Software had total revenues for that fiscal year of approximately $9.4 million.

Company History

        VeriFone, Inc., our principal operating subsidiary, was incorporated in 1981. Shortly afterward, we introduced the first check verification and credit authorization device ever utilized by merchants in a commercial setting. In 1984, we introduced the first mass market electronic payment system intended to replace manual credit card authorization devices for small merchants. VeriFone, Inc. became a publicly traded company in 1990 and was acquired by Hewlett-Packard Company in 1997. Hewlett-Packard operated VeriFone, Inc. as a division until July 2001, when it sold VeriFone, Inc. to Gores Technology Group, LLC, a privately held acquisition and management firm, in a transaction led by our Chief Executive Officer, Douglas G. Bergeron. In July 2002, Mr. Bergeron and certain investment funds affiliated with GTCR Golder Rauner, L.L.C., or GTCR, a private equity firm, led a recapitalization in which VeriFone Holdings, Inc. was organized as the indirect owner of all the stock of VeriFone, Inc., and the GTCR-affiliated funds became our majority stockholders.

THE OFFERING

Common stock offered by us	shares
Common stock offered by the selling stockholders	shares
Common stock to be outstanding after this offering	shares
Use of proceeds
We expect to receive net proceeds from our sale of common stock in the offering of approximately $             million at an assumed initial public offering price of $        per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use approximately $74.2 million to repay outstanding principal of $72.0 million owed on the second lien loan under our secured credit facility and pay a prepayment premium of $2.2 million, and to use the remainder for general corporate purposes, including potential acquisitions of companies and technologies that complement our business.

We will not receive any of the proceeds from sales of common stock by the selling stockholders in the offering.
Risk factors	Please read "Risk Factors" and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.
Proposed New York Stock Exchange trading symbol	"PAY"

        The number of shares of common stock to be outstanding after this offering is based on shares outstanding as of            , 2005 and excludes:

  •
  1,548,200 shares subject to outstanding options at a weighted average exercise price of $4.30 per share; and

  •
  additional shares to be reserved for issuance under our stock option plans.

        Except as otherwise indicated, all information in this prospectus assumes:

  •
  the effect of a three-for-two split of all common stock outstanding on April 30, 2003;

  •
  the effectiveness of our amended and restated certificate of incorporation and our amended and restated bylaws concurrently with the completion of this offering which, among other things, will effectively convert our nonvoting common stock into our voting common stock on a share-for-share basis, with a corresponding effective conversion of all outstanding options and shares reserved for issuance under our New Founders' Stock Option Plan.

SUMMARY CONSOLIDATED FINANCIAL DATA

        The following summary consolidated financial data should be read together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations." The summary consolidated historical financial data set forth below are not necessarily indicative of the results of future operations.

	Predecessor (1)			Successor (2)
	Years ended October 31,			Period from July 1, 2002 to October 31, 2002	Years ended October 31,		Three months ended January 31,
			Period from November 1, 2001 to June 30, 2002
	2000	2001			2003	2004	2004	2005
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Net revenues	$338,541	$349,187	$184,356	$111,237	$339,331	$390,088	$87,949	$111,283
Cost of net revenues:
Cost of net revenues excluding amortization of purchased core and developed technology assets	266,723	258,891	125,542	80,479	200,291	231,892	50,606	66,697
Amortization of purchased core and developed technology assets	—	—	—	4,679	14,148	9,745	2,994	1,962

Total cost of net revenues	266,723	258,891	125,542	85,158	214,439	241,637	53,600	68,659

Gross profit	71,818	90,296	58,814	26,079	124,892	148,451	34,349	42,624
Operating expenses:
Research and development	66,480	47,352	20,037	10,322	28,193	33,703	7,241	9,494
Sales and marketing	73,566	57,331	26,848	13,925	40,024	44,002	10,159	12,044
General and administrative	33,074	30,578	26,093	10,342	25,039	25,503	6,059	6,704
Amortization of purchased intangible assets	—	—	—	3,399	10,200	10,200	2,550	1,304
In-process research and development	—	—	—	17,934	—	—	—	—

Total operating expenses	173,120	135,261	72,978	55,922	103,456	113,408	26,009	29,546

Operating income (loss)	(101,302)	(44,965)	(14,164)	(29,843)	21,436	35,043	8,340	13,078
Interest expense	(11,064)	(2,630)	(2,407)	(3,794)	(12,456)	(12,597)	(2,837)	(4,294)
Other income (expense), net	(3,118)	7,031	1,694	(4,904)	3,557	(11,869)	(308)	(200)

Income (loss) before income taxes	(115,484)	(40,564)	(14,877)	(38,541)	12,537	10,577	5,195	8,584
Provision (benefit) for income taxes	9,230	23,196	4,593	(4,509)	12,296	4,971	2,442	2,747

Net income (loss)	(124,714)	(63,760)	(19,470)	(34,032)	241	5,606	2,753	5,837
Accrued dividends and accretion on preferred stock	—	—	—	5,218	6,916	4,959	1,827	—

Net income (loss) attributable to common stockholders	$(124,714)	$(63,760)	$(19,470)	$(39,250)	$(6,675)	$647	$926	$5,837

Net income (loss) per common share — diluted (3)			$(2.13)	$(0.81)	$(0.14)	$0.01	$0.02	$0.10

	As of January 31, 2005
	Actual	As adjusted (4)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$28,083
Total assets	260,284
Long-term debt and capital leases, including current portion	261,590
Total stockholders' deficit	(129,317)

		Successor (2)
	Predecessor (1)	Period from July 1, 2002 to October 31, 2002	Years ended October 31,		Three months ended January 31,
	Period from November 1, 2001 to June 30, 2002
			2003	2004	2004	2005
	(in thousands)
Other Data:
EBITDA, as adjusted (5)	$(12,359)	$7,968	$49,753	$59,420	$14,743	$17,526
Net cash provided by (used in) operating activities	(9,233)	8,078	9,772	33,217	7,436	16,382
Capital expenditures (6)	—	664	4,151	5,273	1,203	486

(1)
Predecessor company was owned by Hewlett-Packard Company until acquired on July 20, 2001 by an entity affiliated with Gores Technology Group, LLC. Financial information presented reflects adjustment of assets and liabilities to then-fair value at July 20, 2001, which became the basis for amounts included in results of operations from July 20, 2001 until June 30, 2002.

(2)
On July 1, 2002, VeriFone was recapitalized whereby certain investment funds affiliated with GTCR became the majority stakeholders while the existing equity investor, an entity affiliated with Gores Technology Group, LLC, retained an ownership interest in the company. Financial information presented reflects adjustment of assets and liabilities to fair value as of July 1, 2002, which became the basis for amounts included in results of operations starting July 1, 2002.

(3)
Net income (loss) per common share data is not presented for the years ended October 31, 2000 and 2001 because our predecessor did not have a formal capital structure prior to July 20, 2001.

(4)
As adjusted to give effect to this offering at an assumed initial public offering price of $        per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of a portion of the net proceeds therefrom to repay outstanding principal of $72.0 million owed on the second lien loan under our secured credit facility and pay a prepayment premium of $2.2 million.

(5)
We define EBITDA, as adjusted, as net income (loss) before depreciation and amortization, in-process research and development expense, other purchase accounting-related adjustments, interest expense, taxes, stock-based compensation, management fees to our majority stockholder, foreign exchange gains and losses and nonrecurring non-operating gains and losses. We believe that earnings before interest, income taxes, depreciation and amortization, or EBITDA, as adjusted, is a useful financial metric to assess our ability to generate cash from operations sufficient to pay taxes, to service debt and to undertake capital expenditures. Our management evaluates our performance on the basis of EBITDA, as adjusted. We also believe that EBITDA, as adjusted, will provide investors with a useful tool for assessing the comparability between periods of our ability to generate cash from operations sufficient to pay taxes, to service debt and to undertake capital expenditures. The term EBITDA, as adjusted, is not defined under U.S. generally accepted accounting principles, or U.S. GAAP, and EBITDA, as adjusted, is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating performance you should not consider this data in isolation or as a substitute for our net income calculated in accordance with U.S. GAAP. Our EBITDA, as adjusted, has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for net income or other consolidated income statement data prepared in accordance with U.S. GAAP. Some of these limitations are:

•
it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•
it does not reflect changes in, or cash requirements for, our working capital needs;

•
it does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•
it does not reflect income taxes or the cash requirements for any tax payments;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA, as adjusted, does not reflect any cash requirements for such replacements;

•
restructuring and impairment charges, as well as losses from discontinued operations, reflect costs associated with strategic decisions about resource allocations made in prior periods; we may incur similar charges and losses in the future; and

•
other companies may calculate EBITDA and EBITDA, as adjusted, differently than we do, limiting its usefulness as a comparative measure.

        A reconciliation of net income (loss), the most directly comparable U.S. GAAP measure, to EBITDA, as adjusted, for each of the respective periods indicated is as follows.

		Successor
	Predecessor
		Period from July 1, 2002 to October 31, 2002	Years ended October 31,		Three months ended January 31,
	Period from November 1, 2001 to June 30, 2002
			2003	2004	2004	2005
	(in thousands)
U.S. GAAP net income (loss)	$(19,470)	$(34,032)	$241	$5,606	$2,753	$5,837
Provision (benefit) for income taxes	4,593	(4,509)	12,296	4,971	2,442	2,747
Interest expense	2,407	3,794	12,456	12,597	2,837	4,294
Depreciation and amortization of equipment and improvements	—	337	1,333	2,451	474	723
Amortization of capitalized software	—	—	108	698	67	267
In-process research and development	—	17,934	—	—	—	—
Amortization of purchased intangible assets	—	8,078	24,348	19,945	5,544	3,266
Amortization of step-up in inventories on acquisition	—	10,087	—	—	—	—
Amortization of step-up in deferred revenue on acquisition	—	981	1,561	519	151	108
Stock-based compensation	—	17	81	400	22	15
Management fees to majority stockholder	2,045	83	250	250	91	63
Foreign currency transaction losses (gains)	(185)	5,198	(1,246)	(252)	(246)	(14)
Foreign currency contract losses	—	—	1,145	2,425	608	220
Gain on sale of assets	(1,749)	—	—	—	—	—
Refund of foreign unclaimed pension benefits	—	—	(2,820)	—	—	—
Loss on debt extinguishment (a)	—	—	—	9,810	—	—

EBITDA, as adjusted	$(12,359)	$7,968	$49,753	$59,420	$14,743	$17,526

  (a)
  Loss on debt extinguishment consists of a $1.4 million cash payment for early retirement fees and $8.4 million of non-cash write offs of the unamortized amounts of debt issuance costs and debt discount associated with our June 2004 recapitalization.

(6)
Includes purchase of equipment and improvements, software development costs capitalized and purchase of other assets.

RISK FACTORS

        The purchase of our common stock involves significant investment risks. You should consider the following risks carefully before making a decision to invest in our common stock. There may also be risks of which we are currently unaware, or that we currently regard as immaterial based on the information available to us that later prove to be material. These risks may adversely affect our business, financial condition, and operating results. As a result, the trading price of our common stock could decline, and you could lose some or all of your investment.

Risks Related to Our Business

We depend upon third parties to manufacture our products and to supply the components necessary to manufacture our products.

        We do not manufacture the physical devices that we design which form part of our system solutions; rather, we arrange for a limited number of third parties to manufacture these devices for us. Similarly, components such as application-specific integrated circuits, or ASICs, payment processors, wireless modules, modems and printer mechanisms that are necessary to manufacture and assemble our devices are sourced either directly by us or on our behalf by our contract manufacturers from a variety of component suppliers. We generally do not have long-term agreements with our manufacturers or component suppliers. If our suppliers become unwilling or unable to provide us with adequate supplies of parts or products when we need them, or if they increase their prices, we might not be able to find alternative sources in a timely manner and could be faced with a critical shortage. This could harm our relationships with our customers and cause our revenues to decline. Even if we are able to secure alternative sources in a timely manner, our costs could increase. We expect that in the year ending October 31, 2005, over half of our component spending will be for components we source from a single supplier or a small number of suppliers.

        Periodically, constraints in the supply of certain components cause short-term production disruptions or adversely affect our operating results, either because we seek to fill customer orders with less than normal lead times or because of supply/demand imbalances in the component marketplace. During the last twelve months, certain Synchronous Random Access Memory, or SRAM, components were in short supply in the marketplace, and our requirements exceeded the available supply from our vendor. To cover this shortage, we procured these components in the spot market at prices in excess of our historical purchase price, which had a negative impact on our gross profit for the year ended October 31, 2004 which we estimate at approximately $2.0 million.

We depend on a limited number of customers, including distributors and resellers, for sales of a large percentage of our system solutions. If we do not effectively manage our relationships with them, our net revenues and operating results will suffer.

        We sell a significant portion of our solutions through third parties such as independent distributors, ISOs, value-added resellers and payment processors. We depend on their active marketing and sales efforts. These third parties also provide after-sales support and related services to end user customers. When we introduce new applications and solutions, they also provide critical support for developing and porting the custom software applications to run on our various electronic payment systems and, internationally, in obtaining requisite certifications in the markets in which they are active. Accordingly, the pace at which we are able to introduce new solutions in markets in which these parties are active depends on the resources they dedicate to these tasks. Moreover, our arrangements with these third parties typically do not prevent them from selling products of other companies, including our competitors, and they may elect to market our competitor's products and services in preference to our system solutions. If one or more of our major resellers terminates or otherwise adversely changes its relationship with us, we may be unsuccessful in replacing it. The loss of one of our major resellers could impair our ability to sell our solutions and result in lower revenues and income. It could also be time consuming and expensive to replicate the certifications and the custom applications owned by these third parties.

        A significant percentage of our net revenues is attributable to a limited number of customers, including distributors and independent sales organizations. In the year ended October 31, 2004, our ten largest customers accounted for approximately 36.3% of our net revenues and sales to First Data Corporation and its affiliates represented 16.9% of our net revenues in that year. Our sales of system solutions to First Data and its affiliates include sales to its TASQ Technology division, which distributes payment devices to ISOs and financial institutions such as Wells Fargo & Company and Chase Merchant Services. If any of our large customers significantly reduces or delays purchases from us or if we are required to sell products to them at reduced prices or on other terms less favorable to us, our revenues and income could be materially adversely affected.

A significant portion of our net revenues is generated outside of the U.S. and we intend to continue to expand our operations internationally. Our results of operations could suffer if we are unable to manage our international expansion and operations effectively.

        During the year ended October 31, 2004, 36.3% of our net revenues were generated outside of the U.S. Part of our strategy is to expand our penetration in existing foreign markets and to enter new foreign markets. Our ability to penetrate some international markets may be limited due to different technical standards, protocols or product requirements. Expansion of our International business will require significant management attention and financial resources. Our International net revenues will depend on our continued success in the following areas:

  •
  securing commercial relationships to help establish our presence in international markets;

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  hiring and training personnel capable of marketing, installing and integrating our solutions, supporting customers and managing operations in foreign countries;

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  localizing our solutions to target the specific needs and preferences of foreign customers, which may differ from our traditional customer base in the United States;

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  building our brand name and awareness of our services among foreign customers; and

  •
  implementing new systems, procedures and controls to monitor our operations in new markets.

In addition, we are subject to risks associated with operating in foreign countries, including:

  •
  multiple, changing and often inconsistent enforcement of laws and regulations;

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  satisfying local regulatory or industry imposed security or other certification requirements;

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  competition from existing market participants that may have a longer history in and greater familiarity with the foreign markets we enter;

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  tariffs and trade barriers;

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  laws and business practices that favor local competitors;

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  fluctuations in currency exchange rates;

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  extended payment terms and the ability to collect account receivables;

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  imposition of limitations on conversion of foreign currencies into U.S. dollars or remittance of dividends and other payments by foreign subsidiaries; and

  •
  changes in a specific country's or region's political or economic conditions.

        If we fail to address the challenges and risks associated with international expansion, we may encounter difficulties implementing our strategy, which could impede our growth or harm our operating results.

Our quarterly operating results may fluctuate significantly as a result of factors outside of our control, which could cause the market price of our common stock to decline.

        We expect our revenues and operating results to vary from quarter to quarter. As a consequence, our operating results in any single quarter may fall below the expectations of securities analysts and investors, which could cause the price of our common stock to decline. Factors that may affect our operating results include:

  •
  the type, timing and size of orders and shipments;

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  demand for and acceptance of our new product offerings;

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  delays in the implementation and delivery of our products and services, which may impact the timing of our recognition of revenue;

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  variations in product mix and cost during any period;

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  development of new relationships and maintenance and enhancement of existing relationships with customers and strategic partners;

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  component supplies, manufacturing or distribution difficulties;

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  deferral of customer contracts in anticipation of product or service enhancements;

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  timing of commencement, implementation or completion of major implementations projects;

  •
  the relative mix of North America and International net revenues;

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  fluctuations in currency exchange rates;

  •
  the fixed nature of many of our expenses; and

  •
  industry and economic conditions, including competitive pressures and inventory obsolescence.

        In particular, differences in relative growth rates between our businesses in North America and internationally may have a significant effect on our operating results, particularly our reported gross profit percentage, in any individual quarter, with International sales typically carrying lower margins. For example, net revenues in North America grew by 16% in the three months ended January 31, 2005 while International net revenues grew by 44%, in each case as compared to the three months ended January 31, 2004. Partially due to this faster growth in our International business, our gross profit percentage was 38.3% in the three months ended January 31, 2005 as compared to 39.1% in the three months ended January 31, 2004.

        In addition, we may experience seasonality in our operating results. Net revenues have tended to be stronger from July to December due to increased electronic payment system purchases in advance of the retail holiday season and patterns in the purchasing cycles of our customers. These seasonal variations may lead to fluctuations in our quarterly operating results and volatility in our stock price.

Our North American and International operations are not equally profitable, which may promote volatility in our earnings and may adversely impact future growth in our earnings.

        Our International sales tend to carry lower prices and therefore have lower gross margins than our sales in North America. As a result, if we successfully expand our International sales, any improvement in our results of operations will likely not be as favorable as an expansion of similar magnitude in the U.S. and Canada. In addition, it is impossible to predict for any future period our proportion of revenues that will result from International sales versus sales in North America. Variations in this proportion from period to period may lead to volatility in our results of operations which, in turn, may depress the trading price of our common stock.

Fluctuations in currency exchange rates may adversely affect our results of operations.

        A substantial part of our business consists of sales made to customers outside the United States. A portion of the net revenues we receive from such sales is denominated in currencies other than the U.S.

dollar. Additionally, portions of our cost of net revenues and our other operating expenses are incurred by our International operations and denominated in local currencies. While fluctuations in the value of these net revenues, costs and expenses as measured in U.S. dollars have not materially affected our results of operations historically, we cannot assure you that adverse currency exchange rate fluctuations will not have a material impact in the future. In addition, our balance sheet reflects non-U.S. dollar denominated assets and liabilities, primarily inter-company balances, which can be adversely affected by fluctuations in currency exchange rates. In certain periods, we have not hedged our exposure to these fluctuations. For example, in the period from July 1, 2002 to October 31, 2002, we recorded net foreign currency transaction losses of $5.2 million primarily due to the exchange rate change of the Brazilian real. More recently, we have entered into foreign currency forward contracts and other arrangements intended to hedge our exposure to adverse fluctuations in exchange rates. Nevertheless, these hedging arrangements may not always be effective, particularly in the event of imprecise forecasts of non-U.S. denominated assets and liabilities. Accordingly, if there is an adverse movement in exchange rates, we might suffer significant losses. For instance, in the year ended October 31, 2004, we incurred foreign currency contract losses of $2.2 million net of foreign currency transaction gains primarily as a result of our hedging activities.

Security is vital to our customers and end users and therefore breaches in the security of our solutions could adversely affect our reputation and results of operations.

        Protection against fraud is of key importance to the purchasers and end users of our solutions. We incorporate security features, such as encryption software and secure hardware, into our solutions to protect against fraud in electronic payment transactions and to ensure the privacy and integrity of consumer data. Our solutions may be vulnerable to breaches in security due to defects in the security mechanisms, the operating system and applications or the hardware platform. Security vulnerabilities could jeopardize the security of information transmitted using our solutions. In general, liability associated with security breaches of a certified electronic payment system belongs to the institution that acquires the financial transaction. However, if the security of our solutions is compromised, our reputation and marketplace acceptance of our solutions will be adversely affected, which would cause our business to suffer, and we may become subject to damage claims. We have not experienced any material security breaches affecting our business.

Our solutions may have defects that could result in sales delays, delays in our collection of receivables and claims against us.

        We offer complex solutions that are susceptible to undetected hardware and software errors or failures. Solutions may experience failures when first introduced, as new versions are released or at any time during their lifecycle. Any product recall as a result of errors or failures could result in the loss of or delay in market acceptance of our solutions and adversely affect our business and reputation. Any significant returns or warranty claims could result in significant additional costs to us and could adversely affect our results of operations. Our customers may also run third-party software applications on our electronic payment systems. Errors in third-party applications could adversely affect the performance of our solutions.

        The existence of defects and delays in correcting them could result in negative consequences, including the following: harm to our brand; delays in shipping solutions; loss of market acceptance for our solutions; additional warranty expenses; diversion of resources from product development; and loss of credibility with distributors and customers. Correcting defects can be time consuming and in some circumstances extremely difficult. Software errors may take several months to correct, and hardware defects may take even longer to correct. As an example, beginning in 2001 we experienced a problem in which the ink cartridge in a product sold to a particular customer leaked ink and had to be replaced with a different cartridge. By the time we reached a settlement agreement to resolve this issue with that customer in the first quarter of fiscal year 2005, we had incurred aggregate costs and reserves of approximately $11 million in respect of cartridge replacement, extended warranty costs and customer rebates.

We may accumulate excess or obsolete inventory that could result in unanticipated price reductions and write-downs and adversely affect our financial condition.

        In formulating our solutions, we have focused our efforts on providing to our customers solutions with higher levels of functionality, which requires us to develop and incorporate cutting edge and evolving technologies. This approach tends to increase the risk of obsolescence for products and components we hold in inventory and may compound the difficulties posed by other factors that affect our inventory levels, including the following:

  •
  the need to maintain significant inventory of components that are in limited supply;

  •
  buying components in bulk for the best pricing;

  •
  responding to the unpredictable demand for products;

  •
  cancellation of customer orders; and

  •
  responding to customer requests for quick delivery schedules.

        As a result of these factors, we regularly run the risk of maintaining excess inventory levels. The accumulation of excess or obsolete inventory may result in price reductions and inventory write-downs, which could adversely affect our business and financial condition. For example, in late 2002 we developed our first wireless product line. However, the market for wireless products developed more slowly than we anticipated. By the time this market developed to a point in the year ended October 31, 2004 where we could sell our built-up inventory, some of the wireless technology in our products needed to be upgraded. As a result, almost all the inventory was upgraded before sale, at a cost of $1.4 million. We also incurred an increased obsolescence cost of $0.5 million in respect of some accessories.

Our proprietary technology is difficult to protect and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

        We may not be able to protect our proprietary technology, which could enable competitors to develop services that compete with our own. We rely on copyright, trademark and trade secret laws, as well as confidentiality, licensing and other contractual arrangements to establish and protect the proprietary aspects of our solutions. We do not own any patents that protect important aspects of our current solutions. The laws of some countries in which we sell our solutions and services may not protect software and intellectual property rights to the same extent as the laws in the United States. If we are unable to prevent misappropriation of our technology, competitors may be able to use and adapt our technology. Our failure to protect our technology could diminish our competitive advantage and cause us to lose customers to competitors.

Our business may suffer if we are sued for infringing the intellectual property rights of third parties, or if we are unable to obtain rights to third party intellectual property on which we depend.

        Third parties have in the past asserted and may in the future assert claims that we are infringing their proprietary rights. Such infringement claims may cause us to incur significant costs in defending those claims. We may be required to discontinue using and selling any infringing technology and services, to expend resources to develop non-infringing technology or to purchase licenses or pay royalties for other technology. Similarly, we depend on our ability to license intellectual property from third parties. These or other third parties may become unwilling to license to us on acceptable terms intellectual property that is necessary to our business. In either case, we may be unable to acquire licenses for other technology on reasonable commercial terms or at all. As a result, we may find that we are unable to continue to offer the solutions and services upon which our business depends.

        We have received, and have currently pending, third-party claims and may receive additional notices of such claims of infringement in the future. To date, such activities have not had a material adverse effect on our business and we have either prevailed in all litigation, obtained a license on commercially acceptable terms or otherwise been able to modify any affected products or technology. However, there can be no assurance that we will continue to prevail in any such actions or that any license required under any such patent or other intellectual property would be made available on commercially acceptable terms, if at all. See "Business—Legal Proceedings."

We depend on a limited number of key members of senior management who would be difficult to replace. If we lose the services of these individuals or are unable to attract new talent, our business will be adversely affected.

        We depend upon the ability and experience of a number of our key members of senior management who have substantial experience with our operations, the rapidly changing electronic payment transaction industry and the selected markets in which we offer our solutions. The loss of the services of one or a combination of our senior executives or key managers could have a material adverse effect on our results of operations. Our success also depends on our ability to continue to attract, manage and retain other qualified middle management and technical and clerical personnel as we grow. We may not be able to continue to attract or retain such personnel in the future.

We intend to make acquisitions and strategic investments, which will involve numerous risks. We may not be able to address these risks without substantial expense, delay or other operational or financial problems.

        Although we have a limited history of making acquisitions or strategic investments, a part of our strategy will be to acquire or make investments in related businesses, technologies or products in the future. For example, we recently announced our agreement to acquire the assets of Return on Investment Corporation's GO Software business. Acquisitions or investments involve various risks, such as:

  •
  the difficulty of integrating the technologies, operations and personnel of the acquired business, technology or product;

  •
  the potential disruption of our ongoing business, including the diversion of management attention;

  •
  the possible inability to obtain the desired financial and strategic benefits from the acquisition or investment;

  •
  loss of customers;

  •
  assumption of unanticipated liabilities;

  •
  the loss of key employees of an acquired business; and

  •
  the possibility of our entering markets in which we have limited prior experience.

        Future acquisitions and investments could also result in substantial cash expenditures, potentially dilutive issuance of our equity securities, our incurring of additional debt and contingent liabilities, and amortization expenses related to other intangible assets that could adversely affect our business, operating results and financial condition. Our pending acquisition of GO Software has consumed and will continue to consume management attention and company resources, and will continue to require substantial efforts and involve ongoing risks in operational integration. We depend on the retention and performance of existing management and employees of acquired businesses for the day-to-day management and future operating results of these businesses.

Shipments of electronic payment systems may be delayed by factors outside of our control, which can harm our reputation and our relationships with our customers.

        The shipment of payment systems requires us or our manufacturers, distributors or other agents to obtain customs or other government certifications and approvals, and, on occasion, to submit to physical inspection of our systems in transit. Failure to satisfy these requirements, and the very process of trying to satisfy them, can lead to lengthy delays in the delivery of our solutions to our direct or indirect customers. Delays and unreliable delivery by us may harm our reputation in the industry and our relationships with our customers.

Force majeure events, such as terrorist attacks, other acts of violence or war, political instability and health epidemics may adversely affect us.

        Terrorist attacks, war, and international political instability, along with health epidemics may disrupt our ability to generate revenues. Such events may negatively affect our ability to maintain sales revenue and to develop new business relationships. Because a substantial and growing part of our revenues is derived from sales and services to customers outside of the United States and we have our electronic payment systems manufactured outside the U.S., terrorist attacks, war and international political instability anywhere may decrease international demand for our products and inhibit customer development opportunities abroad, disrupt our supply chain and impair our ability to deliver our electronic payment systems, which could materially adversely affect our net revenues or results of operations. Any of these events may also disrupt global financial markets and precipitate a decline in the price of our common stock.

Risks Related to Our Industry

Our markets are highly competitive and subject to price erosion.

        The markets for our system solutions and services are highly competitive, and we have been subject to price pressures. Competition from manufacturers, distributors or providers of products similar to or competitive with our system solutions or services could result in price reductions, reduced margins and a loss of market share or could render our solutions obsolete.

        We expect to continue to experience significant and increasing levels of competition in the future. We compete with suppliers of cash registers that provide built in electronic payment capabilities and producers of software that facilitates electronic payment over the internet, as well as other manufacturers or distributors of electronic payment systems. We must also compete with smaller companies that have been able to develop strong local or regional customer bases. In certain foreign countries, some competitors are more established, benefit from greater name recognition and have greater resources within those countries than we do.

If we do not continually enhance our existing solutions and develop and market new solutions and enhancements, our net revenues and income will be adversely affected.

        The market for electronic payment systems is characterized by:

  •
  rapid technological change;

  •
  frequent product introductions and enhancements;

  •
  evolving industry and government performance and security standards; and

  •
  changes in customer and end-user requirements.

        Because of these factors, we must continually enhance our existing solutions and develop and market new solutions.

        We cannot be sure that we will successfully complete the development and introduction of new solutions or enhancements or that our new solutions will be accepted in the marketplace. We may also fail to develop and deploy new solutions and enhancements on a timely basis. In either case, we may lose market share to our competitors, and our net revenues and income could suffer.

We must adhere to industry and government regulations and standards and therefore sales will suffer if we cannot comply with them.

        Our system solutions must meet industry standards imposed by EMVCo, Visa, MasterCard and other credit card associations and standard setting organizations. New standards are continually being adopted or proposed as a result of worldwide anti-fraud initiatives, the increasing need for system compatibility and technology developments such as wireless and wireline IP communication. Our solutions also must comply with government regulations, including those imposed by telecommunications authorities and independent standards groups worldwide regarding emissions, radiation and connections with telecommunications and radio networks. We cannot be sure that we will be able to design our solutions to comply with future standards or regulations on a timely basis, if at all. Compliance with these standards could increase the cost of developing or producing our solutions. If we are unable to comply with new industry standards, or we cannot obtain or retain necessary regulatory approval or certifications in a timely fashion, or if compliance increases the cost of our solutions, our results of operations may be adversely affected.

Risks Related to Our Capital Structure

Our secured credit facility contains restrictive and financial covenants and, if we are unable to comply with these covenants, we will be in default. A default could result in the acceleration of our outstanding indebtedness, which would have an adverse effect on our business and stock price.

        In June 2004, our principal operating subsidiary, VeriFone, Inc., and another subsidiary entered into a secured credit facility under which, as of October 31, 2004, VeriFone, Inc. had outstanding indebtedness, excluding capital leases, of approximately $261.5 million.

        Our secured credit facility contains customary covenants that require our subsidiaries to maintain certain specified financial ratios and restrict their ability to make certain distributions with respect to their capital stock, prepay other debt, encumber their assets, incur additional indebtedness, make capital expenditures above specified levels, engage in certain business combinations, or undertake various other corporate activities. Our business is conducted through subsidiaries of VeriFone Holdings, Inc., the issuer of the common stock to be sold in this offering. Therefore, as a practical matter, these covenants restrict our ability to engage in or benefit from such activities. In addition, we have, in order to secure repayment of our secured credit facility, pledged substantially all of our assets and properties. This pledge may reduce our operating flexibility because it restricts our ability to dispose of these assets or engage in other transactions that may be beneficial to us.

        If we are unable to comply with any of these covenants, we will be in default, which could result in the acceleration of our outstanding indebtedness. If acceleration occurred, we would not be able to repay our debt and it is unlikely that we would be able to borrow sufficient additional funds to refinance our debt. Even if new financing is made available to us, it may not be available on acceptable terms.

We have negative stockholders' equity, which could limit our ability to obtain additional financing.

        As of January 31, 2005, we had negative stockholders' equity of $129.3 million, due in part to a $97.4 million dividend paid on June 30, 2004, and expect to have negative stockholders' equity after giving effect to this offering. This may make lenders and other potential investors less likely to provide us with additional debt or equity financing. If we require additional financing, there is no guarantee that we can obtain it on acceptable terms, or at all. If we are unable to obtain additional, needed financing, our financial condition and results of operations may be adversely affected.

If we are unable to improve and maintain the quality of our internal controls, any weaknesses could materially and adversely affect our ability to provide timely and accurate information about our company, which could harm our reputation and share price.

        On several occasions since our separation from Hewlett-Packard, our independent registered public accounting firm has identified deficiencies in our internal controls which rose to the level of "reportable conditions," which means that these were matters that in our auditors' judgment could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of our management in our financial statements. We have worked diligently to correct these deficiencies. We are not aware of any matters involving internal controls that we consider to be reportable conditions as of October 31, 2004 and January 31, 2005. Nevertheless, we cannot be certain that the measures we have taken will ensure that we will maintain adequate controls over our financial processes and reporting in the future. Any failure to maintain adequate controls or to adequately implement required new or improved controls could harm our operating results or cause us to fail to meet our reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could adversely affect the trading price of our common stock.

We will continue to be controlled by GTCR, which will limit your ability to influence corporate activities and may adversely affect the market price of our common stock.

        Upon completion of the offering, GTCR will own or control shares representing, in the aggregate, a            % voting interest in our company, or             % if the underwriters exercise their over-allotment option in full, and will have three representatives on our board of directors, which will at that time have seven members. Accordingly, GTCR will exercise control over our operations and business strategy. GTCR will be able to control the outcome of votes on all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. GTCR's ownership or control may have the effect of delaying or preventing a change in control of our company or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them.

Our Chief Executive Officer owns a significant stake in the Company and may be difficult to remove.

        Our Chief Executive Officer, Douglas Bergeron, upon completion of this offering, will beneficially own shares representing, in the aggregate, a            % voting interest in our company, or            % if the underwriters exercise their over-allotment option in full. Moreover, Mr. Bergeron and several senior managers have a long professional history together at SunGard Data Systems Inc. Mr. Bergeron's significant ownership stake in our company and his history with other senior management may also make it difficult for the board of directors to remove Mr. Bergeron or other members of senior management.

Conflicts of interest may arise because some of our directors are principals of our controlling stockholder.

        Three principals of GTCR serve on our board of directors, which will have seven members upon the completion of this offering. GTCR and its affiliates may invest in entities that directly or indirectly compete with us or companies in which they currently invest may begin competing with us. As a result of these relationships, when conflicts between the interests of GTCR and the interests of our other stockholders arise, these directors may not be disinterested. Although our directors and officers have a duty of loyalty to us, under Delaware law and our amended and restated certificate of incorporation that will be adopted in connection with this offering, transactions that we enter into in which a director or officer has a conflict of interest are generally permissible so long as (1) the material facts relating to the director's or officer's relationship or interest as to the transaction are disclosed to our board of directors and a majority of our disinterested directors approves the transaction, (2) the material facts relating to the director's or officer's relationship or interest as to the transaction are disclosed to our stockholders and a majority of our disinterested stockholders approves the transaction, or (3) the transaction is otherwise fair to us. GTCR's representatives will not be required to offer to us any transaction opportunity of which they become aware and could take any such opportunity for themselves or offer it to other companies in which they have an investment, unless such opportunity is expressly offered to them solely in their capacity as a director of our company.

We will incur increased costs as a public company.

        As a public company, we will be required to incur significant legal, accounting and other expenses that we were not required to incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and the New York Stock Exchange, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time consuming and costly. For example, as a result of being a public company, we will be required to create additional board committees and adopt policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements.

Future sales of our common stock, or the perception in the public markets that these sales may occur, could depress our stock price.

        Sales of substantial amounts of our common stock, or the possibility of such sales, may adversely affect the market price of our common stock. These sales may also make it more difficult for us to raise capital through the issuance of equity securities at a time and at a price we deem appropriate.

        Upon completion of this offering, there will be            shares of common stock outstanding. Of these shares,            shares of common stock sold in the offering will be freely transferable without restriction or further registration under the Securities Act of 1933. The remaining            shares of common stock available for future sale will be "restricted securities" within the meaning of Rule 144 under the Securities Act and will be eligible for resale subject to the volume, manner of sale, holding period and other limitations of Rule 144. See "Underwriting." In addition to outstanding shares eligible for sale, additional shares of our common stock will be issuable upon consummation of this offering under currently outstanding stock options. We have granted GTCR and other stockholders the right to require us to register their shares of our common stock, representing approximately            shares of our common stock following completion of this offering. Accordingly, the number of shares subject to registration rights is substantial and the sale of these shares may have a negative impact on the market price for our common stock. These shares, and the shares held by our other stockholders, are subject to lock-up agreements and may not be sold to the public during the 180-day period following the date of this prospectus without the prior written consent of Credit Suisse First Boston LLC and J.P. Morgan Securities Inc.

Some provisions of our certificate of incorporation and bylaws may delay or prevent transactions that many stockholders may favor.

        Some provisions of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the completion of this offering may have the effect of delaying, discouraging, or preventing a merger or acquisition that our stockholders may consider favorable, including transactions in which stockholders might receive a premium for their shares. These provisions include:

  •
  authorization of the issuance of "blank check" preferred stock without the need for action by stockholders;

  •
  the removal of directors or amendment of our organizational documents only by the affirmative vote of the holders of two-thirds of the shares of our capital stock entitled to vote;

  •
  provision that any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of the directors then in office;

  •
  inability of stockholders to call special meetings of stockholders; and

  •
  advance notice requirements for board nominations and proposing matters to be acted on by stockholders at stockholder meetings.

Some provisions of Delaware law may also discourage, delay or prevent someone from acquiring us or merging with us. See "Description of Our Capital Stock—Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws" for a discussion of these provisions.

Our common stock has not been publicly traded, and we expect that the price of our common stock will fluctuate substantially.

        There has not been a public market for our common stock prior to this offering. We cannot predict the extent to which a trading market will develop or how liquid that market might become. If you purchase shares of common stock in this offering, you will pay a price that was not established in the public trading markets. The initial public offering price will be determined by negotiations between the underwriters and us. You may not be able to resell your shares above the initial public offering price and may suffer a loss on your investment.

        Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. Factors that could cause fluctuations in our stock price may include, among other things:

  •
  actual or anticipated variations in quarterly operating results;

  •
  changes in financial estimates by us or by any securities analysts who might cover our stock, or our failure to meet the estimates made by securities analysts;

  •
  changes in the market valuations of other companies operating in our industry;

  •
  announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;

  •
  additions or departures of key personnel; and

  •
  sales of our common stock, including sales of our common stock by our directors and officers or by GTCR or our other principal stockholders.

You will suffer immediate and substantial dilution.

        The assumed initial public offering price of our common stock is substantially higher than the net tangible book value per share of outstanding common stock immediately after this offering. You will incur immediate and substantial dilution of $            per share in the net tangible book value of our common stock as of January 31, 2005 at an assumed initial public offering price of $            per share. You will incur additional dilution if holders of options to purchase shares of common stock, whether currently outstanding or subsequently granted, exercise their options following this offering.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," or "continue," the negative of such terms or comparable terminology.

        Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined in "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement.

        Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements.

        These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under "Risk Factors" and elsewhere in this prospectus. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results or to changes in expectations.

DIVIDEND POLICY

        Other than a special dividend to our common stockholders of approximately $97.4 million paid in June 2004 and $14.1 million in respect of accrued dividends paid to the holders of our Class A redeemable convertible preferred stock as part of the redemption of all our outstanding Class A redeemable convertible preferred stock, we have not declared or paid cash dividends on our capital stock in our most recent two full fiscal years. We do not expect to pay any cash dividends for the foreseeable future. We currently intend to retain any future earnings to finance our operations and growth. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent on earnings, financial condition, operating results, capital requirements, any contractual restrictions and other factors that our board of directors deems relevant. In addition, our secured credit facility contains limitations on the ability of our principal operating subsidiary, VeriFone, Inc., to declare and pay cash dividends. Because we conduct our business through our subsidiaries, as a practical matter these restrictions similarly limit our ability to pay dividends on our common stock.

USE OF PROCEEDS

        Our net proceeds from the sale of            shares of common stock in this offering are estimated to be approximately $             million, based on an assumed initial public offering price of $            per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from shares of common stock sold by our selling stockholders.

        We expect to use the net proceeds to be received by us in this offering to repay outstanding principal of $72.0 million owed on the second lien loan under our secured credit facility and pay a prepayment premium of $2.2 million, and to use the remainder for general corporate purposes, including potential acquisitions of companies and technologies that complement our business, although we have no such agreements for any such acquisitions at this time, other than an agreement to acquire Return on Investment Corporation's GO Software business. As of January 31, 2005, the outstanding indebtedness under our second lien loan was approximately $72.0 million. The second lien loan has an interest rate that adjusts according to changes in three-month LIBOR, a benchmark interest rate. As of January 31, 2005, the interest rate for the second lien loan was 8.73% per annum. The scheduled maturity date for the second lien loan is December 31, 2011. We used the proceeds of the second lien loan and the other loans under our secured credit agreement in June 2004 to refinance then-existing debt, to redeem preferred stock, to pay a special dividend to our common stockholders and to provide future working capital.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents, short-term debt and capitalization as of January 31, 2005:

  •
  on an actual basis;

  •
  on a pro forma basis to reflect the effectiveness of our amended and restated certificate of incorporation and our amended and restated bylaws concurrently with the completion of this offering, which, among other things, will effectively convert our nonvoting common stock into our voting common stock on a share-for-share basis, with a corresponding effective conversion of all outstanding options and shares reserved for issuance under our New Founders' Stock Option Plan resulting in recognition of related deferred stock-based compensation of $              and stock compensation expense of $              ; and

  •
  on a pro forma as adjusted basis, reflecting the sale of            shares of common stock by us in this offering at an assumed initial public offering price of $            per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and the application of such proceeds to repay outstanding principal of $72.0 million owed on the second lien loan under our secured credit facility and pay a prepayment premium of $2.2 million.

        You should read this table in conjunction with the sections of this prospectus entitled "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with our financial statements and related notes.

	As of January 31, 2005
	Actual	Pro forma		Pro forma as adjusted
	(in thousands, except per share data)
Cash and cash equivalents	$28,083	$

Short-term debt, excluding capital leases:
Current portion of Term B loan	$1,900	$

Long-term debt, excluding capital leases:
Revolver	—		—
Term B loan	186,810
Second lien loan	72,000

Total long-term debt, excluding capital leases	258,810

Stockholders' deficit:
Common stock, par value $0.01 per share; 64,000 shares authorized and 56,377 shares issued and outstanding actual; shares authorized and shares issued and outstanding pro forma; shares authorized and shares issued and outstanding pro forma as adjusted	564
Nonvoting common stock: par value $0.01 per share; 1,500 shares authorized, 28 shares issued and outstanding actual; 0 shares authorized, issued and outstanding, pro forma and pro forma as adjusted	—		—
Additional paid-in capital	612
Deferred stock-based compensation	(573)
Accumulated deficit	(130,381)
Other comprehensive income	461

Total stockholders' deficit	(129,317)

Total capitalization	$129,493	$

        The number of shares of common stock shown as issued and outstanding in the table above excludes:

  •
  1,548,200 shares subject to outstanding options at a weighted average exercise price of $4.30 per share as of January 31, 2005; and

  •
  additional shares to be reserved for issuance under our stock option plans.

DILUTION

        If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share. Our pro forma net tangible book value (deficit) as of January 31, 2005 was approximately negative $205.1 million, or approximately negative $3.64 per share. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the completion of this offering.

        After giving effect to the sale of the shares of common stock at an assumed initial public offering price of $            per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of January 31, 2005 would have been approximately $            million, or $            per share of common stock. This represents an immediate increase in pro forma net tangible book value of $            per share to existing stockholders and an immediate dilution of $            per share to new investors purchasing shares of common stock in this offering at the initial offering price.

        The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share of common stock			$
Pro forma net tangible book value (deficit) per share as of January 31, 2005		$(3.64)
Increase in pro forma net tangible book value per share attributable to the offering	$

Net tangible book value per share as of January 31, 2005 after giving effect to the offering			$

Dilution in net tangible book value per share to new investors			$

        The following table summarizes as of January 31, 2005, on the pro forma basis described above, the number of shares of our common stock purchased from us, the total consideration paid to us, and the average price per share paid to us by existing stockholders and to be paid by new investors purchasing shares of our common stock in this offering. The table assumes an initial public offering price of $            per share, and deducts underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares purchased		Total consideration
					Average price per share
	Number	Percent	Amount	Percent
Existing stockholders	56,404,859%		$1,803,102%			$0.03
New investors			$		$

Total		100%		$100%

        The above discussion and tables are based on            shares of common stock issued and outstanding as of            , 2005 and excludes:

  •
  1,548,200 shares subject to outstanding options at a weighted average exercise price of $4.30 per share as of January 31, 2005; and

  •
  additional shares to be reserved for issuance under our stock option plans.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following table sets forth certain of our historical financial data. We have derived the selected historical financial data as of January 31, 2005 and for the three months ended January 31, 2004 and 2005 from our unaudited consolidated financial statements and the related notes included elsewhere in this prospectus. We have derived the selected historical consolidated financial data as of October 31, 2004 and 2003 and for the years ended October 31, 2004 and 2003 and the period from July 1, 2002 to October 31, 2002 from our audited consolidated financial statements and the related notes included elsewhere in this prospectus. We have derived the selected historical consolidated financial data for the period from November 1, 2001 to June 30, 2002 from the audited consolidated financial statements and related notes of our predecessor, which are included elsewhere in this prospectus. We have derived the selected historical consolidated financial data as of October 31, 2002 from our audited consolidated financial statements which are not included in this prospectus. We have derived the selected historical consolidated financial data as of October 31, 2001 and 2000 and for the years ended October 31, 2001 and 2000 from the unaudited consolidated financial statements of our predecessor which are not included in this prospectus. The selected consolidated historical financial data set forth below are not necessarily indicative of the results of future operations and should be read in conjunction with the discussion under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the historical consolidated financial statements and accompanying notes included elsewhere in this prospectus.

	Predecessor (1)			Successor (2)
	Years ended October 31,		Period from November 1, 2001 to June 30, 2002	Period from July 1, 2002 to October 31, 2002	Years ended October 31,		Three months ended January 31,
	2000	2001			2003	2004	2004	2005
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Net revenues	$338,541	$349,187	$184,356	$111,237	$339,331	$390,088	$87,949	$111,283
Cost of net revenues:
Cost of net revenues excluding amortization of purchased core and developed technology assets	266,723	258,891	125,542	80,479	200,291	231,892	50,606	66,697
Amortization of purchased core and developed technology assets	—	—	—	4,679	14,148	9,745	2,994	1,962

Total cost of net revenues	266,723	258,891	125,542	85,158	214,439	241,637	53,600	68,659

Gross profit	71,818	90,296	58,814	26,079	124,892	148,451	34,349	42,624
Operating expenses:
Research and development	66,480	47,352	20,037	10,322	28,193	33,703	7,241	9,494
Sales and marketing	73,566	57,331	26,848	13,925	40,024	44,002	10,159	12,044
General and administrative	33,074	30,578	26,093	10,342	25,039	25,503	6,059	6,704
Amortization of purchased intangible assets	—	—	—	3,399	10,200	10,200	2,550	1,304
In-process research and development	—	—	—	17,934	—	—	—	—

Total operating expenses	173,120	135,261	72,978	55,922	103,456	113,408	26,009	29,546

Operating income (loss)	(101,302)	(44,965)	(14,164)	(29,843)	21,436	35,043	8,340	13,078
Interest expense	(11,064)	(2,630)	(2,407)	(3,794)	(12,456)	(12,597)	(2,837)	(4,294)
Other income (expense), net	(3,118)	7,031	1,694	(4,904)	3,557	(11,869)	(308)	(200)

Income (loss) before income taxes	(115,484)	(40,564)	(14,877)	(38,541)	12,537	10,577	5,195	8,584
Provision (benefit) for income taxes	9,230	23,196	4,593	(4,509)	12,296	4,971	2,442	2,747

Net income (loss)	(124,714)	(63,760)	(19,470)	(34,032)	241	5,606	2,753	5,837
Accrued dividends and accretion on preferred stock	—	—	—	5,218	6,916	4,959	1,827	—

Net income (loss) attributable to common stockholders	$(124,714)	$(63,760)	$(19,470)	$(39,250)	$(6,675)	$647	$926	$5,837

Net income (loss) per common share (3):
Basic			$(2.13)	$(0.81)	$(0.14)	$0.01	$0.02	$0.11

Diluted			$(2.13)	$(0.81)	$(0.14)	$0.01	$0.02	$0.10

Weighted-average shares used in computing net income (loss) per common share (3):
Basic			9,121	48,459	48,869	50,725	49,487	53,397

Diluted			9,121	48,459	48,869	56,588	56,881	57,128

Cash dividends per common share (3)			$—	$—	$—	$1.72	$—	$—

	Predecessor (1)		Successor (2)
	As of October 31,		As of October 31,
						January 31, 2005
	2000	2001	2002	2003	2004
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$40,015	$20,881	$3,040	$5,877	$12,705	$28,083
Total assets	202,932	127,577	248,852	236,967	245,619	260,284
Long-term debt and capital leases, including current portion	—	33,934	66,565	62,634	262,187	261,590
Class A redeemable convertible preferred stock	—	—	74,294	81,210	—	—
Total stockholders' deficit	(122,285)	(15,921)	(32,659)	(39,141)	(135,387)	(129,317)
		Successor (2)
	Predecessor (1)
			Years ended October 31,		Three months ended January 31,
	Period from November 1, 2001 to June 30, 2002	Period from July 1, 2002 to October 31, 2002
			2003	2004	2004	2005
	(in thousands)
Other Data:
EBITDA, as adjusted (4)	$(12,359)	$7,968	$49,753	$59,420	$14,743	$17,526

Net cash provided by (used in) operating activities	$(9,233)	$8,078	$9,772	$33,217	$7,436	$16,382

Capital expenditures:
Purchase of equipment and improvements	$—	$542	$2,196	$2,430	$525	$395
Software development costs capitalized	—	122	1,955	2,555	678	91
Purchase of other assets	—	—	—	288	—	—

Total capital expenditures	$—	$664	$4,151	$5,273	$1,203	$486

Other income (expense), net:
Loss on debt extinguishment	$—	$—	$—	$(9,810)	$—	$—
Refund of foreign unclaimed pension benefits	—	—	2,820	—	—	—
Gain on sale of assets	1,749	—	—	—	—	—
Foreign exchange transaction gains (losses)	185	(5,198)	1,246	252	246	14
Foreign currency contract losses	—	—	(1,145)	(2,425)	(608)	(220)
Other	(240)	294	636	114	54	6

Total other income (expense)	$1,694	$(4,904)	$3,557	$(11,869)	$(308)	$(200)

(1)
Predecessor company was owned by Hewlett-Packard Company until acquired on July 20, 2001 by an entity affiliated with Gores. Financial information presented reflects adjustment of assets and liabilities to then-fair value at July 20, 2001, which became the basis for amounts included in results of operations from July 20, 2001 until June 30, 2002.

(2)
On July 1, 2002, VeriFone was recapitalized whereby certain investment funds affiliated with GTCR became the majority stakeholders while the existing equity investor, an entity affiliated with Gores retained an ownership interest in the Company. Financial information presented reflects adjustment of assets and liabilities to fair value as of July 1, 2002, which became the basis for amounts included in results of operations starting July 1, 2002.

(3)
Net income (loss) per common share and cash dividends per common share data is not presented for the years ended October 31, 2000 and 2001 because our predecessor did not have a formal capital structure prior to July 20, 2001.

(4)
We define EBITDA, as adjusted, as net income (loss) before depreciation and amortization, in-process research and development expense, other purchase accounting-related adjustments, interest expense, taxes, stock-based compensation, management fees to our majority stockholder, foreign exchange gains and losses and nonrecurring non-operating gains and losses. We believe that earnings before interest, income taxes, depreciation and amortization, or EBITDA, as adjusted, is a useful financial metric to assess our ability to generate cash from operations sufficient to pay taxes, to service debt and to undertake capital expenditures. Our management evaluates our performance on the basis of EBITDA, as adjusted. We also believe that

  EBITDA, as adjusted, will provide investors with a useful tool for assessing the comparability between periods of our ability to generate cash from operations sufficient to pay taxes, to service debt and to undertake capital expenditures. The term EBITDA, as adjusted, is not defined under U.S. generally accepted accounting principles, or U.S. GAAP, and EBITDA, as adjusted, is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating performance, you should not consider this data in isolation or as a substitute for our net income calculated in accordance with U.S. GAAP. Our EBITDA, as adjusted, has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for net income or other consolidated income statement data prepared in accordance with U.S. GAAP. Some of these limitations are:

  •
  it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  it does not reflect changes in, or cash requirements for, our working capital needs;

  •
  it does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

  •
  it does not reflect income taxes or the cash requirements for any tax payments;

  •
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA, as adjusted, does not reflect any cash requirements for such replacements;

  •
  restructuring and impairment charges, as well as losses from discontinued operations, reflect costs associated with strategic decisions about resource allocations made in prior periods; we may incur similar charges and losses in the future; and

  •
  other companies may calculate EBITDA and EBITDA, as adjusted, differently than we do, limiting its usefulness as a comparative measure.

        A reconciliation of net income (loss), the most directly comparable U.S. GAAP measure, to EBITDA, as adjusted, for each of the respective periods indicated is as follows.

		Successor
	Predecessor
			Years ended October 31,		Three months ended January 31,
	Period from November 1, 2001 to June 30, 2002	Period from July 1, 2002 to October 31, 2002
			2003	2004	2004	2005
	(in thousands)
U.S. GAAP net income (loss)	$(19,470)	$(34,032)	$241	$5,606	$2,753	$5,837
Provision (benefit) for income taxes	4,593	(4,509)	12,296	4,971	2,442	2,747
Interest expense	2,407	3,794	12,456	12,597	2,837	4,294
Depreciation and amortization of equipment and improvements	—	337	1,333	2,451	474	723
Amortization of capitalized software	—	—	108	698	67	267
In-process research and development	—	17,934	—	—	—	—
Amortization of purchased intangible assets	—	8,078	24,348	19,945	5,544	3,266
Amortization of step-up in inventories on acquisition	—	10,087	—	—	—	—
Amortization of step-up in deferred revenue on acquisition	—	981	1,561	519	151	108
Stock-based compensation	—	17	81	400	22	15
Management fees to majority stockholder	2,045	83	250	250	91	63
Foreign currency transaction losses (gains)	(185)	5,198	(1,246)	(252)	(246)	(14)
Foreign currency contract losses	—	—	1,145	2,425	608	220
Gain on sale of assets	(1,749)	—	—	—	—	—
Refund of foreign unclaimed pension benefits	—	—	(2,820)	—	—	—
Loss on debt extinguishment (a)	—	—	—	9,810	—	—

EBITDA, as adjusted	$(12,359)	$7,968	$49,753	$59,420	$14,743	$17,526

  (a)
  Loss on debt extinguishment consists of a $1.4 million cash payment for early retirement fees and $8.4 million of non-cash write offs of the unamortized amounts of debt issuance costs and debt discount associated with our June 2004 recapitalization.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following commentary in conjunction with our consolidated financial statements and related notes, "Selected Consolidated Financial Data" and "Risk Factors" included elsewhere in this prospectus. In this discussion and analysis, "North America" refers to the United States and Canada, and "International" refers to all jurisdictions outside the United States and Canada. This discussion and analysis contains forward-looking statements, which involve risks and uncertainties, including those described under the caption "Risk Factors" and elsewhere in this prospectus. Our actual results may differ materially from those anticipated in these forward-looking statements. We discuss our results for the year ended October 31, 2002 by combining the eight months prior to the acquisition of our predecessor on June 30, 2002 with the four months of post acquisition operations. We believe that presenting these results on a combined basis is the most meaningful way in which we can analyze our results of operations. These combined amounts are for informational purposes only and do not purport to represent what our financial results would have been in the combined period if our 2002 acquisition had occurred at the beginning of the combined period.

Overview

        We are a leading global provider of technology that enables electronic payment transactions and value-added services at the point of sale. We have one of the leading electronic payment solutions brands and are one of the largest providers of electronic payment systems worldwide. We believe that we benefit from a number of competitive advantages gained through our 24-year history and success in our industry. These advantages include our globally trusted brand name, large installed base, history of significant involvement in the development of industry standards, global operating scale, customizable platform and investment in research and development. We believe that these advantages position us well to capitalize on the continuing global shift toward electronic payment transactions as well as other long-term industry trends.

History

        VeriFone, Inc., our principal operating subsidiary, was incorporated in 1981. Shortly afterward, we introduced the first check verification and credit authorization device ever utilized by merchants in a commercial setting. In 1984, we introduced the first mass-market electronic payment system intended to replace manual credit card authorization devices for small merchants. VeriFone, Inc. became a publicly traded company in 1990 and was acquired by Hewlett-Packard Company in 1997. Hewlett-Packard operated VeriFone, Inc. as a division until July 2001, when it sold VeriFone, Inc. to Gores Technology Group in a transaction led by our CEO, Douglas G. Bergeron. In July 2002, Mr. Bergeron and certain investment funds affiliated with GTCR led a recapitalization in which VeriFone Holdings, Inc. was organized as the indirect owner of all the stock of VeriFone, Inc., and the GTCR-affiliated funds became our majority stockholders. We refer to this transaction as our 2002 acquisition.

        In our 2002 acquisition, we effectively acquired 88% of the outstanding common stock of our predecessor from Gores Technology Group, which retained a 12% equity interest. This acquisition was valued at $164.6 million including transaction costs of $5.6 million. We accounted for this acquisition under the purchase method, with the total consideration allocated to the fair value of assets acquired and liabilities assumed, including identified purchased intangibles of $74.6 million. We entered into long-term debt arrangements and issued equity to finance the acquisition. Notes 3, 5 and 7 to our consolidated financial statements provide more information.

        The financial statements subsequent to July 1, 2002 included in this prospectus have been prepared using a new basis of accounting resulting from the acquisition of VeriFone, Inc. (predecessor) by VeriFone Holdings, Inc. (successor) which is different from the basis of accounting used to prepare the predecessor's financial statements.

Net Revenues

        We generate revenues through the sale of our electronic payment systems and solutions that enable electronic transactions, which we identify as System Solutions, and, to a lesser extent, warranty and support services and customer specific application development, which we identify as Services.

        Our net revenues grew from $295.6 million in the year ended October 31, 2002, our first full year of operations following our acquisition from Hewlett-Packard, to $339.3 million in the year ended October 31, 2003 and $390.1 million in the year ended October 31, 2004. These increases resulted from the continuing growth in worldwide demand for electronic payment solutions. Improved data transfer speeds made possible by proliferating wireline and wireless broadband infrastructure development are fueling demand for advanced electronic payment solutions with greater processing speed and memory to run new, more robust value-added applications at the point of sale, as well as growth in consumer-activated system solutions, such as, particularly in the U.S., PIN-based debit solutions. In addition, we have gained market share in certain international markets as the result of our strong brand and extensive certifications, as well as our investments in research and development and in market development. In addition, developing security and interoperability standards, such as EMV internationally, are driving replacement of electronic payment systems, particularly in Europe. We expect that the ongoing need for merchants and financial institutions to meet EMV standards will continue to favorably affect our International sales, particularly in Europe for at least the next two years.

        Historically, a significant portion of our net revenues has resulted from purchases made by a limited number of customers, including distributors and ISOs. This customer concentration has diminished over time. In the year ended October 31, 2002, our ten largest customers accounted for approximately 41.6% of our net revenues, which fell to 36.3% in the year ended October 31, 2004, a year in which only one customer accounted for more than 10% of our net revenues.

Gross Profit

        Gross profit depends primarily on the level of our net revenues, as well as third party contract manufacturing costs, the amortization of core and developed technology acquired in our 2002 acquisition and the relative mix of revenues between our North American and International businesses. We commenced third party outsourcing of our manufacturing processes in July 2001, which enabled us to achieve improvement in gross profit as a percentage of our net revenues beginning in the year ended October 31, 2002. In addition, we amortize the fair value of our core and developed technology on a straight-line basis over estimated useful lives of 1.5 to five years, depending on the product. Scheduled amortization of the fair value of our core and developed technology related to our 2002 acquisition is $6.1 million, $4.0 million and $2.1 million in the years ending October 31, 2005, 2006 and 2007, respectively. Our gross profit as a percentage of net revenues is higher in North America than internationally. Consequently, differences in relative growth rates between our North American and International businesses may have a significant effect on our reported gross profit percentages. We expect our International gross profit percentage will improve as the scale of our international operations grows and as our investments in research and development yield new product platforms targeted to the international requirements. In addition, our International gross profit percentage should increase if our plans to increase the proportion of direct sales in international markets are successful. However, we anticipate that our International gross profit percentage will remain lower than our gross profit percentage in our North American business for at least the next several years.

Operating Expenses

        Our research and development expense includes salaries and other costs related to product development and research activities. Substantially all of these costs are expensed as incurred. The remaining development costs we incur during the software application development stage are capitalized and amortized over the estimated useful life of the developed software, usually three to five years. During the years ended October 31, 2002, 2003 and 2004, our research and development expense as a percentage of net revenues was 10.3%, 8.3% and 8.6%, respectively. We expect our research and development expense in the year ending October 31, 2005 to remain in approximately the same range as a percentage of net revenues as we experienced in the three years ended October 31, 2004.

        Our sales and marketing expense is primarily for personnel related expenses and marketing programs such as promotional events, trade shows and sales support. During the years ended October 31, 2002, 2003 and 2004, our sales and marketing expense as a percentage of net revenues was 13.8%, 11.8% and 11.4%, respectively. We expect our sales and marketing expense in the year ending October 31, 2005 to increase as a percentage of net revenues from the level in the year ended October 31, 2004 as we invest further in the development of our international markets.

        Our general and administrative expense includes management and administrative personnel, as well as outside legal, accounting and consulting services. During the years ended October 31, 2002, 2003 and 2004, our general and administrative expense as a percentage of net revenues was 12.3%, 7.4% and 6.5%, respectively. We expect our general and administrative expense in the year ending October 31, 2005 to increase as a percentage of net revenues from the level in the year ended October 31, 2004 as we incur additional costs associated with being a publicly traded company, including higher legal, insurance and financial reporting expenses as well as the expense of complying with Section 404 of the Sarbanes-Oxley Act.

        The amortization of purchased intangible assets relates to our 2002 acquisition. We amortize the value assigned to customer relationships on a straight-line basis over an average estimated useful life of up to 2.5 years. We amortize the value assigned to our trade name on a straight-line basis over an average estimated useful life of five years. Scheduled amortization of purchased intangible assets related to our 2002 acquisition is $4.2 million, $3.5 million and $2.3 million in the years ending October 31, 2005, 2006 and 2007, respectively.

Income Taxes

        We are currently subject to U.S. statutory tax rates approximating 39% on the majority of our income. In light of our growing International operations, we are developing a structure designed to align our taxable income with tax jurisdictions where that income is generated. We expect to implement this structure during the year ending October 31, 2005 with full effect during the year ending October 31, 2006. Following full implementation of our plans, we expect to reduce our average worldwide statutory tax rate to a percentage in the low thirties. Our current plan, if implemented, may result in a one-time tax payment in the year ended October 31, 2005 in connection with the transfer of the rights to a portion of our intangible assets from our principal U.S. subsidiary to one or more non-U.S. subsidiaries. The amount of any tax payment will depend upon the value of the rights to be transferred. We have engaged outside experts to determine this value. Although this study has not yet been completed, we expect the required tax payment to be in the range of $5 million to $12 million, which will be amortized to income tax expense in future periods based on the lives of the intangibles transferred to our non-U.S. subsidiaries.

Our Operating Segments

        We operate in two segments: (1) North America and (2) International. Net revenues and operating income (loss) of each business segment reflect net revenues generated within the segment, standard cost of System Solutions net revenues, actual cost of services net revenues and expenses that directly benefit only that segment. Corporate net revenues and operating income (loss) reflect the difference between the actual and standard cost of System Solutions net revenues including the non-cash amortization of the fair value adjustments of assets and liabilities resulting from our 2002 acquisition. Also, corporate operating income (loss) reflects shared operating expenses that benefit both segments. We present segment information below within each year-to-year discussion of our results of operation.

Results of Operations

        The following tables set forth, for the periods indicated, certain statements of operations data as reported and as a percentage of total net revenues. For the purposes of this management's discussion and analysis only, our results for the year ended October 31, 2002 discussed below represent the combination of the statement of operations for the eight months prior to the acquisition of our predecessor on July 1, 2002 and the four months of post acquisition operations. The financial data set forth below are not necessarily indicative of the results of future operations and should be read in conjunction with our historical consolidated financial statements and accompanying notes included elsewhere in this prospectus.

				Successor
	Predecessor	Successor	Combined	Years ended October 31,		Three months ended January 31,
	Period from November 1, 2001 to June 30, 2002	Period from July 1, 2002 to October 31, 2002	Year ended October 31, 2002
				2003	2004	2004	2005
	(in thousands)
Net revenues:
System Solutions	$162,233	$95,762	$257,995	$292,824	$344,639	$77,148	$97,989
Services	22,123	15,475	37,598	46,507	45,449	10,801	13,294

Total net revenues	184,356	111,237	295,593	339,331	390,088	87,949	111,283
Cost of net revenues:
Cost of System Solutions net revenues excluding amortization of purchased core and developed technology assets	111,333	70,176	181,509	170,647	205,381	43,617	59,147
Amortization of purchased core and developed technology assets	—	4,679	4,679	14,148	9,745	2,994	1,962

Total cost of System Solutions net revenues	111,333	74,855	186,188	184,795	215,126	46,611	61,109
Services	14,209	10,303	24,512	29,644	26,511	6,989	7,550

Total cost of net revenues	125,542	85,158	210,700	214,439	241,637	53,600	68,659

Gross profit (1)	58,814	26,079	84,893	124,892	148,451	34,349	42,624
Operating expenses:
Research and development	20,037	10,322	30,359	28,193	33,703	7,241	9,494
Sales and marketing	26,848	13,925	40,773	40,024	44,002	10,159	12,044
General and administrative	26,093	10,342	36,435	25,039	25,503	6,059	6,704
Amortization of purchased intangible assets	—	3,399	3,399	10,200	10,200	2,550	1,304
In-process research and development	—	17,934	17,934	—	—	—	—

Total operating expenses	72,978	55,922	128,900	103,456	113,408	26,009	29,546

Operating income (loss)	(14,164)	(29,843)	(44,007)	21,436	35,043	8,340	13,078
Interest expense	(2,407)	(3,794)	(6,201)	(12,456)	(12,597)	(2,837)	(4,294)
Other income (expense), net	1,694	(4,904)	(3,210)	3,557	(11,869)	(308)	(200)

Income (loss) before income taxes	(14,877)	(38,541)	(53,418)	12,537	10,577	5,195	8,584
Provision (benefit) for income taxes	4,593	(4,509)	84	12,296	4,971	2,442	2,747

Net income (loss)	(19,470)	(34,032)	(53,502)	241	5,606	2,753	5,837
Accrued dividends and accretion on preferred stock	—	5,218	5,218	6,916	4,959	1,827	—

Net income (loss) attributable to common stockholders	$(19,470)	$(39,250)	$(58,720)	$(6,675)	$647	$926	$5,837

(1)
Gross profit for our Systems Solution and Services is presented below:

System Solutions	$50,900	$20,907	$71,807	$108,029	$129,513	$30,537	$36,880
Services	7,914	5,172	13,086	16,863	18,938	3,812	5,744

	$58,814	$26,079	$84,893	$124,892	$148,451	$34,349	$42,624

				Successor
	Predecessor	Successor	Combined	Years ended October 31,		Three months ended January 31,
	Period from November 1, 2001 to June 30, 2002	Period from July 1, 2002 to October 31, 2002	Year ended October 31, 2002
				2003	2004	2004	2005
Net revenues:
System Solutions	88.0%	86.1%	87.3%	86.3%	88.3%	87.7%	88.1%
Services	12.0	13.9	12.7	13.7	11.7	12.3	11.9

Total net revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of net revenues:
Cost of System Solutions net revenues excluding amortization of purchased core and developed technology assets	60.4	63.1	61.4	50.3	52.6	49.6	53.1
Amortization of purchased core and developed technology assets	—	4.2	1.6	4.2	2.5	3.4	1.8

Total cost of System Solutions net revenues	60.4	67.3	63.0	54.5	55.1	53.0	54.9
Services	7.7	9.3	8.3	8.7	6.8	7.9	6.8

Total cost of net revenues	68.1	76.6	71.3	63.2	61.9	60.9	61.7

Gross profit	31.9	23.4	28.7	36.8	38.1	39.1	38.3
Operating expenses:
Research and development	10.9	9.3	10.3	8.3	8.6	8.2	8.5
Sales and marketing	14.6	12.5	13.8	11.8	11.4	11.6	10.8
General and administrative	14.1	9.2	12.3	7.4	6.5	6.9	6.0
Amortization of purchased intangible assets	—	3.1	1.1	3.0	2.6	2.9	1.2
In-process research and development	—	16.1	6.1	—	—	—	—

Total operating expenses	39.6	50.2	43.6	30.5	29.1	29.6	26.5
Operating income (loss)	(7.7)	(26.8)	(14.9)	6.3	9.0	9.5	11.8
Interest expense	(1.3)	(3.4)	(2.1)	(3.7)	(3.2)	(3.2)	(3.9)
Other income (expense), net	0.9	(4.4)	(1.1)	1.1	(3.1)	(0.4)	(0.2)

Income (loss) before income taxes	(8.1)	(34.6)	(18.1)	3.7	2.7	5.9	7.7
Provision (benefit) for income taxes	2.5	(4.0)	—	3.6	1.3	2.8	2.5

Net income (loss)	(10.6)	(30.6)	(18.1)	0.1	1.4	3.1	5.2
Accrued dividends and accretion on preferred stock	—	4.7	1.8	2.1	1.2	2.0	—

Net income (loss) attributable to common stockholders	(10.6)%	(35.3)%	(19.9)%	(2.0)%	0.2%	1.1%	5.2%

(1)
Gross profit as a percentage of our Systems Solutions and our Services net revenues, respectively, is presented below:

System Solutions	31.4%	21.8%	27.8%	36.9%	37.6%	39.6%	37.6%
Services	35.8	33.4	34.8	36.3	41.7	35.3	43.2

Three Months Ended January 31, 2005 Compared to Three Months Ended January 31, 2004

  Net Revenues

        Net revenues increased $23.4 million, or 26.5%, to $111.3 million in the three months ended January 31, 2005, from $87.9 million in the three months ended January 31, 2004.

        System Solutions.    System Solutions net revenues increased $20.9 million, or 27.0%, to $98.0 million in the three months ended January 31, 2005, from $77.1 million in the three months ended January 31, 2004. System Solutions net revenues comprised 88.1% of total net revenues in the three months ended January 31, 2005, up from 87.7% in the three months ended January 31, 2004. The growth in System Solutions net revenues was primarily due to higher net revenues internationally, particularly in Europe and in Latin America. International net revenues increased by $13.7 million, or 44.6%. In Europe, net revenues increased by $6.0 million, or 45.8%. Growth in our European business was mainly attributable to changes in EMV standards which are driving electronic payment system replacement activity. We expect that our customers' needs to meet EMV standards will continue to favorably impact our International sales, and European sales in particular, for at least the next two years. Additionally, the availability of new products, such as our Vx product platform, had a significant positive impact on our sales, particularly in Turkey. Emerging markets net revenues increased by $7.7 million, or 43.7% with sales in Malaysia, the Andes region, China and India contributing the majority of this growth.

        North America net revenues also contributed to the growth in System Solutions net revenues, with an increase of $7.1 million, or 15.4%. This increase was primarily attributable to higher sales of multilane retail and financial solutions. To a lesser extent, there was continued growth in sales to the petroleum market.

        Services.    Services net revenues increased $2.5 million, or 23.1%, to $13.3 million in the three months ended January 31, 2005, from $10.8 million in the three months ended January 31, 2004. Services net revenues comprised 11.9% of net revenues in the three months ended January 31, 2005 as compared to 12.3% in the three months ended January 31, 2004. The growth in Services net revenues was primarily due to a $1.6 million increase in technical support contracts and repair services, with the balance of the growth relating to installation and deployment services.

  Gross Profit

        Gross profit, including amortization of purchased core and developed technology assets, increased $8.3 million, or 24.1%, to $42.6 million in the three months ended January 31, 2005, from $34.3 million in the three months ended January 31, 2004. Gross profit as a percentage of net revenues decreased to 38.3% in the three months ended January 31, 2005, compared to 39.1% in the three months ended January 31, 2004. Amortization of purchased core and developed technology assets was $2.0 million, or 1.8% of net revenues, in the three months ended January 31, 2005, compared to $3.0 million, or 3.4% of net revenues, in the three months ended January 31, 2004, as several systems solutions projects became fully amortized prior to the three months ended January 31, 2005.

        System Solutions.    Gross profit on System Solutions, including amortization of purchased core and developed technology assets, increased $6.4 million, or 20.8%, to $36.9 million in the three months ended January 31, 2005, from $30.5 million in the three months ended January 31, 2004. Gross profit on System Solutions represented 37.6% of System Solutions net revenues in the three months ended January 31, 2005, down from 39.6% in the three months ended January 31, 2004. Approximately 1.1 percentage points of the gross profit percentage decline was due to a low margin product that was bought and resold in the three months ended January 31, 2005 to meet a particular customer's requirement which is not expected to continue to any material extent. In addition, a higher weighting of international shipments, higher inventory reserves relating to our wireless product line, and increased volume-related discounts for some large customers resulted in a combined 2.1 percentage points decline in the gross profit percentage. The majority of the remaining 0.7 percentage points decline was due to a change in product mix. These declines were partially offset by lower amortization of purchased core and developed technology assets, which was 2.0% of System Solutions net revenues in the three months ended January 31, 2005, and 3.9% of System Solutions net revenues in the three months ended January 31, 2004 as several purchased core and developed technology assets were fully amortized prior to the three months ended January 31, 2005.

        Services.    Gross profit on Services increased $1.9 million, or 50.7%, to $5.7 million in the three months ended January 31, 2005, from $3.8 million in the three months ended January 31, 2004. Gross profit on Services represented 43.2% of Services net revenues in the three months ended January 31, 2005, as compared to 35.3% in the three months ended January 31, 2004. The improvement in Services gross profit as a percentage of Services net revenues was attributable to a benefit of $0.4 million due to settled claims for pricing adjustments on installation contracts, improved margins in technical services due to economies of scale, and a lower weighting of software application revenues, which generally carry a lower gross profit percentage than technical services.

  Research and Development Expense

        Research and development expense increased $2.3 million, or 31.1%, to $9.5 million in the three months ended January 31, 2005, from $7.2 million in the three months ended January 31, 2004. Research and development expense represented 8.5% of net revenues in the three months ended January 31, 2005, compared to 8.2% in the three months ended January 31, 2004. Of the $2.3 million increase, slightly more than half was attributable to new product development in our application development centers, particularly development of countertop system solutions as well as system solutions for the petroleum market.

  Sales and Marketing Expense

        Sales and marketing expense increased $1.8 million, or 18.6%, to $12.0 million in the three months ended January 31, 2005, from $10.2 million in the three months ended January 31, 2004. Sales and marketing expense as a percentage of net revenues was 10.8% in the three months ended January 31, 2005, compared to 11.6% in the three months ended January 31, 2004. The increase in expense was mainly attributable to $1.4 million of higher expenses internationally as we grew our technical sales support infrastructure and broadened our sales and marketing efforts. North American sales and marketing expense grew by $0.4 million due to investments in sales management and personnel.

  General and Administrative Expense

        General and administrative expense increased $0.6 million, or 10.6%, to $6.7 million in the three months ended January 31, 2005, from $6.1 million in the three months ended January 31, 2004. General and administrative expense represented 6.0% of net revenues in the three months ended January 31, 2005, compared to 6.9% in the three months ended January 31, 2004. In the three months ended January 31, 2005, $0.5 million relating to consultants who assisted us in preparing for the requirements of being a public company and $0.3 million attributable to legal expenses relating to the Verve litigation. These higher costs were in part offset by $0.4 million in lower bad debt expense as a result of improved collections.

  Amortization of Purchase Intangible Assets

        Amortization of purchased intangible assets decreased $1.3 million, from $2.6 million in the three months ended January 31, 2004, to $1.3 million in the three months ended January 31, 2005. The decrease is due to several purchased intangible assets having been fully amortized during the year ended October 31, 2004.

  Interest Expense

        Interest expense increased $1.5 million, to $4.3 million in the three months ended January 31, 2005 from $2.8 million in the three months ended January 31, 2004. The increase in interest expense was attributable to higher debt balances following our June 2004 recapitalization, partially offset by the lower interest rate paid on our new secured credit facility. We intend to use a portion of the proceeds of this offering to repay the $72.0 million principal amount of the second lien loan under our secured credit facility, which will reduce our interest expense in future periods. In the three months ended January 31, 2005, we accrued $1.5 million in interest expense attributable to the second lien loan.

  Other Income (Expense), Net

        Other income (expense), net improved $0.1 million to an expense of $0.2 million in the three months ended January 31, 2005, from an expense of $0.3 million in the three months ended January 31, 2004 primarily due to lower foreign currency exchange losses.

  Income Tax Expense

        We recorded income tax expense of $2.7 million for the three months ended January 31, 2005 compared to $2.4 million for the three months ended January 31, 2004. The increase in tax expense is primarily attributable to increases in our pre-tax income partially offset by a decrease in our estimated effective rate of tax. We determine our quarterly tax accrual by applying our estimated quarterly effective tax rate to our pre-tax income for the quarter. Our estimated quarterly effective tax rate for the year ended October 31, 2005 applied to our quarterly pre-tax income declined from 47% in the three months ended January 31, 2004 to 32% in the three months ended January 31, 2005. The reduction in our estimated tax rate for the year ending October 31, 2005 is primarily due to an anticipated reduction in our valuation allowance for deferred tax assets as temporary differences related to the amortization of purchased intangibles are realized for tax purposes.

        As of January 31, 2005, we have recorded a $20.0 million valuation allowance for deferred tax assets that are expected to reverse in taxable years beyond those for which management has forecasted future taxable income. As of January 31, 2005 we have recorded $14.2 million of net deferred tax assets the realization of which is dependent on future domestic and certain foreign taxable income. Although realization is not assured, management believes that it is more likely than not that these deferred tax assets will be realized. The amount of deferred tax assets considered realizable, however, may increase or decrease in subsequent quarters when we reevaluate the underlying basis for our estimates of future domestic and certain foreign taxable income.

  Segment Information

        North America net revenues increased $9.0 million, or 16.1%, to $64.8 million in the three months ended January 31, 2005, from $55.8 million in the three months ended January 31, 2004. Net revenues growth was primarily driven by a $7.1 million increase in System Solutions net revenues largely as a result of stronger demand in multilane retail, financial and petroleum company markets.

        North America operating income increased $1.1 million, or 6.1% to $20.7 million in the three months ended January 31, 2005, from $19.6 million in the three months ended January 31, 2004, mainly due to higher net revenues, lower gross profit percentage and higher operating expenses. The lower gross profit percentage was due to a low margin product bought and resold to meet a particular customer requirement which is not expected to continue to any material extent, volume-related discounts for some customers and a change in product mix.

        International net revenues increased $14.3 million, or 44.2%, to $46.6 million in the three months ended January 31, 2005, from $32.3 million in the three months ended January 31, 2004. Net revenues grew primarily from a $13.7 million increase in System Solutions net revenues in the three months ended January 31, 2005. Our System Solutions net revenues growth was mainly driven by sales in the European market which is facing electronic payment systems replacement activity associated with approaching deadlines for compliance with more stringent EMV standards.

        International operating income increased $3.5 million, or 79.6%, to $7.9 million in the three months ended January 31, 2005, from $4.4 million in the three months ended January 31, 2004, mainly due to increased net revenues and a higher gross profit percentage, partially offset by higher operating expenses.

        The following table reconciles segment net revenues and operating income to totals for the quarters ended January 31, 2005 and 2004. Corporate net revenues and operating income (loss) reflect amortization of intangible assets, in-process research and development expense, and amortization of step ups in the fair value of inventories, equipment and improvements and deferred revenue resulting from our 2002 acquisition. Corporate income (loss) also reflects the difference between the actual and standard cost of system solutions net revenues and shared operating costs that benefit both segments, predominately research and development expenses and supply chain management.

	Three months ended January 31, 2005				Three months ended January 31, 2004
	North America	International	Corporate	Total	North America	International	Corporate	Total
Net revenues	$64,808	$46,583	$(108)	$111,283	$55,805	$32,295	$(151)	$87,949
Operating income (loss)	$20,746	$7,940	$(15,608)	$13,078	$19,559	$4,415	$(15,634)	$8,340

Year Ended October 31, 2004 Compared to Year Ended October 31, 2003

  Net Revenues

        Net revenues increased $50.8 million, or 15.0%, to $390.1 million in the year ended October 31, 2004, from $339.3 million in the year ended October 31, 2003.

        System Solutions.    System Solutions net revenues increased $51.8 million, or 17.7%, to $344.6 million in the year ended October 31, 2004, from $292.8 million in the year ended October 31, 2003. System Solutions net revenues comprised 88.3% of the total net revenues in the year ended October 31, 2004, up from 86.3% in the year ended October 31, 2003. The growth in System Solutions net revenues was primarily due to a $30.5 million improvement in net revenues from our International business. Net revenues increased by $22.6 million in Europe, where EMV standards are driving electronic payment system replacement activity and where we increased our market share. We expect our customers' needs to meet EMV standards will continue to favorably impact our International sales, and European sales in particular, for at least the next two years. We also benefited from higher demand for consumer-activated system solutions and increased sales of system solutions that utilize improved communication capabilities such as wireline and wireless IP, which amounted to $30.8 million of North American growth and $23.7 million of international growth. Net revenues increased by $19.2 million in North America, which experienced strong growth in sales to petroleum companies and QSRs.

        Services.    Services net revenues declined $1.1 million, or 2.3%, from $46.5 million in the year ended October 31, 2003 to $45.4 million in the year ended October 31 2004. Services net revenues comprised 11.7% of net revenues in the year ended October 31, 2004 as compared to 13.7% in the year ended October 31, 2003. The decline in Services net revenues was driven primarily by a $1.4 million recognition of net revenues in the year ended October 31, 2003 that had been deferred in the year ended October 31, 2002 because collectibility was not reasonably assured. The decline was partially offset by a $0.4 million increase in Services net revenues internationally.

  Gross Profit

        Gross profit, including amortization of purchased core and developed technology assets, increased $23.6 million, or 18.9%, to $148.5 million in the year ended October 31, 2004, from $124.9 million in the year ended October 31, 2003. Gross profit as a percentage of net revenues increased to 38.1% in the year ended October 31, 2004, compared to 36.8% in the year ended October 31, 2003. Amortization of purchased core and developed technology assets was $9.7 million, or 2.5% of net revenues, in the year ended October 31, 2004, compared to $14.1 million, or 4.2% of net revenues, in the year ended October 31, 2003.

        System Solutions.    Gross profit on System Solutions, including amortization of purchased core and developed technology assets, increased $21.5 million, or 19.9%, to $129.5 million in the year ended October 31, 2004, from $108.0 million in the year ended October 31, 2003. Gross profit on System Solutions represented 37.6% of System Solutions net revenues in the year ended October 31, 2004, up from 36.9% in the year ended October 31, 2003. Amortization of purchased core and developed technology assets was 2.8% of System Solutions net revenues in the year ended October 31, 2004, and 4.8% of System Solutions net revenues in the year ended October 31, 2003 as several purchased core and developed technology assets were fully amortized during the year ended October 31, 2004. The increase in gross profit on System Solutions as a percentage of System Solutions net revenues was largely due to a 2.0 percentage point improvement in gross profit percentage from the reduction in amortization. This was in part offset by a 0.6 percentage points decline from a higher weighting of International net revenues, a higher usage of air freight and a larger volume of spot purchases of components, particularly SRAM components, necessary to respond to increasing customer demand as well as start up and ramping costs associated with the introduction of a new system solution. We also incurred costs to upgrade and sell existing inventory to respond to customer requirements.

        Services.    Gross profit on Services increased $2.0 million, or 12.3%, to $18.9 million in the year ended October 31, 2004, from $16.9 million in the year ended October 31, 2003. Gross profit on Services represented 41.7% of Services net revenues in the year ended October 31, 2004, as compared to 36.3% in the year ended October 31, 2003. The improvement in Services gross profit as a percentage of Services net revenues was attributable to improved project management offset in part by the $1.4 million recognition of previously deferred net revenues in the year ended October 31, 2003 for which there were no associated costs in the period.

  Research and Development Expense

        Research and development expense increased $5.5 million, or 19.5%, to $33.7 million in the year ended October 31, 2004, from $28.2 million in the year ended October 31, 2003. Research and development expense represented 8.6% of net revenues in the year ended October 31, 2004, compared to 8.3% in the year ended October 31, 2003. Research and development expenses increased primarily due to application development center spending on the Verix operating system to meet EMV security standards and further develop our wireless offering.

  Sales and Marketing Expense

        Sales and marketing expense increased $4.0 million, or 9.9%, to $44.0 million in the year ended October 31, 2004, from $40.0 million in the year ended October 31, 2003. Sales and marketing expense as a percentage of net revenues was 11.4% in the year ended October 31, 2004, compared to 11.8% in the year ended October 31, 2003. Our expense growth occurred primarily in Europe and North America. In Europe, expense increased $1.9 million, or 48.0%, from $3.9 million for the year ended October 31, 2003 to $5.8 million for the year ended October 31, 2004. The growth in Europe was mainly from the expansion of our infrastructure of technical sales support, recruitment of senior sales management and broadening of our sales and marketing efforts in countries such as France and Russia. In North America, expense increased $1.8 million, or 8.2%, from $22.2 million for the year ended October 31, 2003 to $24.0 million for the year ended October 31, 2004. The growth in North America was mainly due to investment in sales support to address opportunities with ISOs and strengthened our senior sales management team.

  General and Administrative Expense

        General and administrative expense increased $0.5 million, or 1.9%, to $25.5 million in the year ended October 31, 2004, from $25.0 million in the year ended October 31, 2003. General and administrative expense represented 6.5% of net revenues in the year ended October 31, 2004, compared to 7.4% in the year ended October 31, 2003. In the year ended October 31, 2004, we had $2.2 million in lower bad debt expense due to improved collections. After factoring in this decrease, the remaining $2.7 million net increase was primarily due to $1.1 million in expenses incurred in anticipation of becoming a public company, particularly costs related to Sarbanes-Oxley compliance initiatives.

  Amortization of Purchased Intangible Assets

        Amortization of purchased intangible assets was $10.2 million in each of the years ended October 31, 2004 and 2003.

  Interest Expense

        Interest expense increased $0.1 million, to $12.6 million in the year ended October 31, 2004 from $12.5 million in the year ended October 31, 2003. The slight increase in interest expense was attributable to a higher debt balance for the last five months of the year ended October 31, 2004 as a result of our June 2004 recapitalization which was almost entirely offset by the lower effective interest cost of our new secured credit facility. We intend to use a portion of the proceeds of this offering to repay the $72.0 million principal amount of the second lien loan under our secured credit facility, which will further reduce our interest expense.

  Other Income (Expense), Net

        Other income (expense), net decreased $15.5 million to an expense of $11.9 million in the year ended October 31, 2004, from income of $3.6 million in the year ended October 31, 2003. The majority of the other income in the year ended October 31, 2003 was due to a refund of $2.8 million for foreign unclaimed pension benefits in Taiwan. Of the expense recorded in the year ended October 31, 2004, $8.4 million was related to the write off of the unamortized debt discount and prepaid fees on the subordinated debt and an early extinguishment fee of $1.4 million due to our June 2004 recapitalization. In addition, we had a $2.2 million expense related to net foreign currency contract and transaction losses related to fluctuations in the value of the U.S. dollar as compared with foreign currencies, primarily the Brazilian real, and to a lesser extent the euro, Australian dollar and Mexican peso.

  Income Tax Expense

        In the year ended October 31, 2004, our income tax provision was $5.0 million compared to $12.3 million in the year ended October 31, 2003. Our effective rate of tax also decreased from 98.1% in the year ended October 31, 2003 to 47.0% in the year ended October 31, 2004. The high effective tax rate in the year ended October 31, 2003 was due primarily to an increase in valuation allowances on deferred tax assets of $6.6 million resulting from amortization of purchased intangibles in our 2002 acquisition. Due to our recent history of net losses for accounting purposes, we have recorded a valuation allowance of $23.9 million for deferred tax assets at October 31, 2004 that are expected to reverse in taxable years beyond those for which management has forecasted future taxable income. In addition, we have recorded a further $16.1 million of deferred tax assets at October 31, 2004 the realization of which depend on future domestic and certain foreign taxable income. Although realization is not assured, management believes that it is more likely than not that these deferred tax assets will be realized. The amount of deferred tax assets considered realizable, however, may increase or decrease in subsequent quarters when we reevaluate the underlying basis for our estimates of future U.S. and certain foreign taxable income. The decline in the effective tax rate for the year ended October 31, 2004 resulted primarily from a smaller increase in the valuation allowance in the year ended October 31, 2004 as compared with the year ended October 31, 2003.

  Segment Information

        North America net revenues increased $19.2 million, or 8.2%, to $254.0 million in the year ended October 31, 2004, from $234.8 million in the year ended October 31, 2003. Net revenues growth was primarily driven by a $21.6 million increase in System Solutions net revenues which was attributable to improved sales of system solutions that utilize improved communication capabilities, most notably wireline and wireless IP, offset slightly by lower sales of our system solutions with less advanced capabilities. The additional demand for system solutions with improved communications technology was driven by our QSR and petroleum customers.

        North America operating income increased $8.7 million, or 11.4% to $84.5 million in the year ended October 31, 2004, from $75.8 million in the year ended October 31, 2003, mainly due to higher net revenues and slightly higher gross profit percentage, partially offset by higher operating expenses.

        International net revenues increased $30.5 million, or 28.8%, to $136.6 million in the year ended October 31, 2004, from $106.1 million in the year ended October 31, 2003. Net revenues grew primarily from a $30.2 million increase in System Solutions net revenues in the year ended October 31, 2004. Our System Solutions net revenues growth was driven by sales in the European market which is facing electronic payment systems replacement activity associated with approaching deadlines for compliance with more stringent EMV standards. In addition, we successfully increased penetration in certain countries due in part to improved sales coverage and a system solutions offering better tailored to the requirements of the specific markets.

        International operating income increased $6.1 million, or 39.1%, to $21.5 million in the year ended October 31, 2004, from $15.4 million in the year ended October 31, 2003, mainly due to increased net revenues partially offset by a lower gross profit percentage and higher operating expenses.

        The following table reconciles segment net revenues and operating income to totals for the years ended October 31, 2003 and 2004. Corporate net revenues and operating income (loss) reflect amortization of purchased intangible assets, in-process research and development expense, and amortization of step ups in the fair value of inventories, equipment and improvements and deferred revenue resulting from our 2002 acquisition. Corporate income (loss) also reflects the difference between the actual and standard cost of System Solutions net revenues and shared operating costs that benefit both segments, predominately research and development expenses and supply chain management.

	Year ended October 31, 2004				Year ended October 31, 2003
	North America	International	Corporate	Total	North America	International	Corporate	Total
Net revenues	$254,010	$136,597	$(519)	$390,088	$234,828	$106,064	$(1,561)	$339,331
Operating income (loss)	$84,471	$21,450	$(70,878)	$35,043	$75,845	$15,425	$(69,834)	$21,436

Year Ended October 31, 2003 Compared to Year Ended October 31, 2002

  Net Revenues

        Net revenues increased $43.7 million, or 14.8%, to $339.3 million in the year ended October 31, 2003, from $295.6 million in the year ended October 31, 2002.

        System Solutions.    System Solutions net revenues increased $34.8 million, or 13.5%, to $292.8 million in the year ended October 31, 2003, from $258.0 million in the year ended October 31, 2002. System Solutions net revenues comprised 86.3% of total net revenues in the year ended October 31, 2003, down from 87.3% in the year ended October 31, 2002. The growth in System Solutions net revenues was attributable to a $40.4 million increase in sales of system solutions that incorporate advanced communications capabilities and system solutions that accept debit and credit cards, offset by declines in sales of system solutions with less advanced capabilities. In addition, our net revenues benefited from improved sales in India and Taiwan.

        Services.    Services net revenues increased $8.9 million, or 23.7%, to $46.5 million in the year ended October 31, 2003 from $37.6 million in the year ended October 31, 2002. Services net revenues comprised 13.7% of net revenues in the year ended October 31, 2003 up from 12.7% in the year ended October 31, 2002. The improvement was primarily attributable to the greater demand for custom software application development and out-of-warranty repair. In addition, there was a $1.4 million net revenues benefit in the year ended October 31, 2003 from recognition of net revenues that had been deferred in the year ended October 31, 2002 because collectibility was not reasonably assured.

  Gross Profit

        Gross profit, including amortization of purchased core and developed technology assets, increased $40.0 million, or 47.1%, to $124.9 million in the year ended October 31, 2003, from $84.9 million in the year ended October 31, 2002. Gross profit represented 36.8% of total net revenues in the year ended October 31, 2003, compared to 28.7% of total net revenues in the year ended October 31, 2002. Amortization of purchased core and developed technology assets was $14.1 million, or 4.2% of net revenues, in the year ended October 31, 2003, compared to $4.7 million, or 1.6% of net revenues, in the year ended October 31, 2002. In addition, gross profit in the year ended October 31, 2002 included an expense of $10.1 million, or 3.4% of net revenues, due to amortization of the inventory step-up recorded at the time of our 2002 acquisition.

        System Solutions.    Gross profit on System Solutions, including amortization of purchased core and developed technology assets and the fair value adjustment to inventory, increased $36.2 million, or 50.4%, to $108.0 million in the year ended October 31, 2003, from $71.8 million in the year ended October 31, 2002. Gross profit on System Solutions represented 36.9% of System Solutions net revenues in the year ended October 31, 2003, compared to 27.8% in the year ended October 31, 2002. Amortization of purchased core and developed technology assets as a percentage of System Solutions net revenues increased to 4.8% in the year ended October 31, 2003 from 1.8% in the year ended October 31, 2002. The increase was primarily due to the full year's amortization included in the year ended October 31, 2003, while the year ended October 31, 2002 included the amortization for only four months from the time of our 2002 acquisition. During the year ended October 31, 2002, gross profit was reduced by $10.1 million, or 3.9% of our System Solutions net revenues, due to amortization of the inventory step-up recorded at the time of our 2002 acquisition. In the year ended October 31, 2003, System Solutions gross profit also reflected lower procurement costs, partially due to a more favorable component market. In addition, we benefited from $3.9 million reduction in inventory obsolescence charges, a $1.9 million settlement received from a contract manufacturer which also provided for a reduction in future procurement costs, and a $1.0 million reduction in warranty expenses.

        Services.    Gross profit on Services increased $3.8 million, or 28.9%, to $16.9 million in the year ended October 31, 2003, from $13.1 million in the year ended October 31, 2002. Gross profit on Services represented 36.3% of Services net revenues in the year ended October 31, 2003, compared to 34.8% in the year ended October 31, 2002. The improvement in gross profit percentage was favorably impacted by the recognition of $1.4 million of previously deferred net revenues for which there were no associated costs in the period, the outsourcing of repair activities and few large installation contracts.

  Research and Development Expense

        Research and development expense decreased $2.2 million, or 7.1%, to $28.2 million in the year ended October 31, 2003, from $30.4 million in the year ended October 31, 2002. Research and development expense represented 8.3% of net revenues in the year ended October 31, 2003 compared to 10.3% in the year ended October 31, 2002. Research and development expense decreased due to increased deployment of engineering resources to custom applications development contracts charged to cost of Services net revenues.

  Sales and Marketing Expense

        Sales and marketing expense decreased $0.8 million, or 1.8%, to $40.0 million in the year ended October 31, 2003, from $40.8 million in the year ended October 31, 2002. Sales and marketing expense as a percentage of net revenues was 11.8% in the year ended October 31, 2003, compared to 13.8% in the year ended October 31, 2002. This decline was primarily due to reduction in sales and marketing personnel which occurred in the year ended October 31, 2002. The reduction was largely related to a change from a direct channel model to an indirect channel model in France.

  General and Administrative Expense

        General and administrative expense decreased $11.4 million, or 31.3%, to $25.0 million in the year ended October 31, 2003, from $36.4 million in the year ended October 31, 2002. General and administrative expense represented 7.4% of net revenues in the year ended October 31, 2003, compared to 12.3% of net revenues in the year ended October 31, 2002. The substantial reduction was attributable to lower professional fees paid to our auditors of $3.2 million, lower restructuring charges of $3.1 million, lower bad debt expense of $2.6 million and lower management fees of $1.9 million.

  Amortization of Purchased Intangible Assets

        Amortization of purchased intangible assets increased $6.8 million, to $10.2 million in the year ended October 31, 2003, from $3.4 million in the year ended October 31, 2002. The increase is due to the year ended October 31, 2002 reflecting only four months of amortization subsequent to our 2002 acquisition.

  In-process Research and Development

        We recognized in-process research and development expense of $17.9 million during the period from July 1, 2002 to October 31, 2002, in connection with our 2002 acquisition. The products considered to be in-process research and development at the time of our 2002 acquisition were in our countertop, consumer-activated, mobile and wireless, and petroleum company system solutions which have subsequently reached technological feasibility. As of the aquisition date, our in-process research and development primarily related to the following projects:

        Countertop Systems.    The countertop systems project was developing a next generation, low cost countertop payment system for world-wide financial/retail markets. The project was 4% complete at the acquisition date. The project was completed substantially on time and on budget in March 2004. The estimated cost of completion at the acquisition date was $2.4 million and the expected completion date was February 2004.

        Consumer-activated systems.    We had two projects involving consumer-activated systems in process. The first involved a new category of PIN pad devices with debit, credit and smart card payment capabilities with interfaces to countertop systems and ECRs. The project was 45% complete at the acquisition date and was completed on time and on budget in October 2002. The estimated cost of completion at the acquisition date was $1.1 million and the expected completion date was October 2002.

        The second project was a new product family of consumer-activated payment systems for multi-lane retailers. New features include a faster processor, more memory, modular design, a signature capture option, Ethernet/USB option and smart card option. The project was 21% complete at aquisition date. The project was completed on time and on budget in May 2003. The estimated cost of completion at the acquisition date was $1.3 million and the expected completion date was May 2003.

        Countertop communication modules.    This project was developing new modem, Ethernet and ISDN communication modules for countertop system solutions, consisting of custom firmware and circuit board design intended to achieve desired functions, operating system drivers, library and application modifications. The project was 11% complete at the acquisition date. The project was completed on time and on budget in January 2003. The estimated cost of completion at the acquisition date was $0.7 million and the expected completion date was January 2003.

        We engaged a third-party valuation firm to assist management in determining the fair value of these in-process research and development projects. We prepared cash flow forecasts for the acquired projects and those forecasts were used by the valuation firm to develop a discounted cash flow model. Discount rates assigned to in-process technologies ranged from 17% to 22% with consideration given to the risk associated with these in-process projects.

  Interest Expense

        Interest expense increased $6.3 million to $12.5 million in the year ended October 31, 2003, from $6.2 million in the year ended October 31, 2002. The increase was attributable to the increase in debt of approximately $95.0 million used to partially finance our 2002 acquisition, which was outstanding for only four months in the year ended October 31, 2002.

  Other Income (Expense), Net

        Other income (expense), net increased $6.8 million, to income of $3.6 million in the year ended October 31, 2003, from an expense of $3.2 million in the year ended October 31, 2002. The majority of the gain in the year ended October 31, 2003 was due to a refund of $2.8 million for foreign unclaimed pension benefits in Taiwan. Of the expense recorded in the year ended October 31, 2002, $5.2 million was due to net foreign currency transaction losses primarily related to fluctuations in the value of the U.S. dollar as compared to foreign currencies, primarily the Brazilian real. This was partially offset by a gain of $1.7 million resulting from the sale of our Asian manufacturing facility in the year ended October 31, 2002.

  Income Tax Expense

        In the year ended October 31, 2003, our income tax provision was $12.3 million, compared to a provision of $0.1 million in the year ended October 31, 2002. Income taxes for the year ended October 31, 2002 were affected in part by our predecessor's election of S-corporation status, which resulted in a $2.5 million loss of deferred tax assets and our inability to recognize a tax benefit on pre-tax losses. We achieved profitability in the year ended October 31, 2003 and recorded a tax expense resulting from those profits. Due to our recent history of net losses for accounting purposes, we have recorded a valuation allowance of $23.4 million for deferred tax assets at October 31, 2003 that are expected to reverse in taxable years beyond those for which management has forecasted future taxable income. In addition, we have recorded a further $7.2 million of deferred tax assets at October 31, 2003 the realization of which are dependent on future domestic and certain foreign taxable income. Although realization is not assured, management believes that it is more likely than not that these deferred tax assets will be realized. The amount of deferred tax assets considered realizable, however, may increase or decrease in subsequent quarters, when we reevaluate the underlying basis for our estimates of future U.S. and certain foreign taxable income.

  Segment Information

        North America net revenues increased $33.8 million, or 16.8%, to $234.8 million in the year ended October 31, 2003 from $201.0 million in the year ended October 31, 2002. Net revenues in the year ended October 31, 2003 grew primarily because of a $28.8 million increase in System Solutions net revenues as a result of $17.6 million of increased sales of our consumer-activated system solutions and strong demand for our system solutions that utilize improved communications capabilities. The remaining $5.0 million of growth was due to increased Services net revenues, driven primarily by demand from petroleum companies for our custom application development services.

        North America operating income increased $12.3 million, or 19.5%, to $75.8 million in the year ended October 31, 2003 from $63.5 million in the year ended October 31, 2002 mainly due to increased revenue and stable gross profit percentage, partially offset by increased operating expenses.

        International net revenues increased $10.6 million, or 11.0%, to $106.1 million in the year ended October 31, 2003, from $95.5 million in the year ended October 31, 2002. The main driver for this increase was improved sales in India and Taiwan. In the year ended October 31, 2002, we switched our distribution strategy in India, from a direct selling model to an indirect model, which caused net revenues to decline during the transition. During the year ended October 31, 2003, sales in India recovered strongly as our sales channel recovered. In Taiwan, sales in the year ended October 31, 2003 were boosted by a migration of banks to a new EMV standard. Sales in Europe and Latin America also increased slightly.

        International operating income (loss) increased $23.6 million to an income of $15.4 million in the year ended October 31, 2003, from a loss of $8.2 million in the year ended October 31, 2002, mainly due to the increased net revenues and improved gross profit percentage, partially offset by increased operating expenses.

        The following table reconciles segment net revenues and operating income to totals for the years ended October 31, 2002 and 2003. Corporate net revenues and operating income (loss) reflect amortization of purchased intangible assets, in-process research and development expense, and amortization of step ups in the fair value of inventories, equipment and improvements and deferred revenue resulting from our 2002 acquisition. Corporate income (loss) also reflects the difference between the actual and standard cost of System Solutions net revenues and shared operating costs that benefit both segments, predominately research and development expenses and supply chain management.

	Year ended October 31, 2003				Year ended October 31, 2002
	North America	International	Corporate	Total	North America	International	Corporate	Total
Net revenues	$234,828	$106,064	$(1,561)	$339,331	$201,044	$95,530	$(981)	$295,593
Operating income (loss)	$75,845	$15,425	$(69,834)	$21,436	$63,453	$(8,207)	$(99,253)	$(44,007)

Quarterly Results of Operations

        The following tables set forth supplemental selected consolidated statements of operations data for the nine quarters in the period ended January 31, 2005. This data has been derived from our unaudited interim consolidated financial statements which have been prepared on the same basis as our audited financial statements included elsewhere in this prospectus. The operating results for any quarter are not indicative of results for any future period.

	2003				2004				2005
	Jan 31	Apr 30	Jul 31	Oct 31	Jan 31	Apr 30	Jul 31	Oct 31	Jan 31
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Net revenues:
System Solutions	$68,207	$65,925	$78,661	$80,031	$77,148	$78,554	$92,779	$96,158	$97,989
Services	14,637	11,461	10,189	10,220	10,801	10,923	11,264	12,461	13,294

Total net revenues	82,844	77,386	88,850	90,251	87,949	89,477	104,043	108,619	111,283
Cost of net revenues:
Cost of System Solutions net revenues excluding amortization of purchased core and developed technology assets	40,849	36,330	44,282	49,186	43,617	44,854	57,453	59,458	59,147
Amortization of purchased core and developed technology assets	3,537	3,537	3,537	3,537	2,994	2,468	2,264	2,018	1,962

Total cost of System Solutions net revenues	44,386	39,867	47,819	52,723	46,611	47,322	59,717	61,476	61,109
Services	8,686	8,000	6,637	6,321	6,989	5,947	6,027	7,548	7,550

Total cost of net revenues	53,072	47,867	54,456	59,044	53,600	53,269	65,744	69,024	68,659

Gross profit	29,772	29,519	34,394	31,207	34,349	36,208	38,299	39,595	42,624

Operating expenses:
Research and development	6,562	7,237	6,704	7,690	7,241	8,513	8,501	9,448	9,494
Sales and marketing	9,419	9,824	9,579	11,202	10,159	11,229	10,858	11,756	12,044
General and administrative	6,134	6,994	6,760	5,151	6,059	5,270	7,697	6,477	6,704
Amortization of purchased intangible assets	2,550	2,550	2,550	2,550	2,550	2,550	2,550	2,550	1,304

Total operating expenses	24,665	26,605	25,593	26,593	26,009	27,562	29,606	30,231	29,546

Operating income (loss)	5,107	2,914	8,801	4,614	8,340	8,646	8,693	9,364	13,078
Interest expense	(2,843)	(3,397)	(3,320)	(2,896)	(2,837)	(2,573)	(3,113)	(4,074)	(4,294)
Other income (expense), net	(769)	716	3,012	598	(308)	(464)	(11,043)	(54)	(200)

Income (loss) before income taxes	1,495	233	8,493	2,316	5,195	5,609	(5,463)	5,236	8,584
Provision (benefit) for income taxes	1,466	229	8,330	2,271	2,442	2,636	(2,568)	2,461	2,747

Net income (loss)	29	4	163	45	2,753	2,973	(2,895)	2,775	5,837
Accrued dividends and accretion on preferred stock	1,672	1,709	1,748	1,787	1,827	1,868	1,264	—	—

Net income (loss) attributable to common stockholders	$(1,643)	$(1,705)	$(1,585)	$(1,742)	$926	$1,105	$(4,159)	$2,775	$5,837

Net income (loss) per common share—diluted	$(0.03)	$(0.03)	$(0.03)	$(0.03)	$0.02	$0.02	$(0.08)	$0.05	$0.10

	2003				2004				2005
	Jan 31	Apr 30	Jul 31	Oct 31	Jan 31	Apr 30	Jul 31	Oct 31	Jan 31
Net revenues:
System Solutions	82.3%	85.2%	88.5%	88.7%	87.7%	87.8%	89.2%	88.5%	88.1%
Services	17.7	14.8	11.5	11.3	12.3	12.2	10.8	11.5	11.9

Total net revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of net revenues:
Cost of System Solutions net revenues excluding amortization of purchased core and developed technology assets	49.3	47.0	49.8	54.5	49.6	50.1	55.2	54.7	53.1
Amortization of purchased core and developed technology assets	4.3	4.6	4.0	3.9	3.4	2.8	2.2	1.9	1.8

Total cost of Systems Solutions net revenues	53.6	51.6	53.8	58.4	53.0	52.9	57.4	56.6	54.9
Services	10.5	10.3	7.5	7.0	7.9	6.6	5.8	6.9	6.8

Total cost of net revenues	64.1	61.9	61.3	65.4	60.9	59.5	63.2	63.5	61.7

Gross profit	35.9	38.1	38.7	34.6	39.1	40.5	36.8	36.5	38.3
Operating expenses:
Research and development	7.9	9.4	7.5	8.5	8.2	9.5	8.2	8.7	8.5
Sales and marketing	11.3	12.6	10.8	12.5	11.6	12.5	10.3	10.9	10.8
General and administrative	7.4	9.0	7.6	5.7	6.9	6.0	7.4	6.0	6.0
Amortization of purchased intangible assets	3.1	3.3	2.9	2.8	2.9	2.8	2.5	2.3	1.2

Total operating expenses	29.7	34.3	28.8	29.5	29.6	30.8	28.4	27.9	26.5

Operating income (loss)	6.2	3.8	9.9	5.1	9.5	9.7	8.4	8.6	11.8
Interest expense	(3.4)	(4.4)	(3.7)	(3.2)	(3.2)	(2.9)	(3.0)	(3.8)	(3.9)
Other income (expense), net	(1.0)	0.9	3.4	0.7	(0.4)	(0.5)	(10.7)	—	(0.2)

Income (loss) before income taxes	1.8	0.3	9.6	2.6	5.9	6.3	(5.3)	4.8	7.7
Provision (benefit) for income taxes	1.8	0.3	9.4	2.6	2.8	3.0	(2.5)	2.2	2.5

Net income (loss)	0.0	0.0	0.2	0.0	3.1	3.3	(2.8)	2.6	5.2
Accrued dividends and accretion on preferred stock	2.0	2.2	2.0	1.9	2.0	2.1	1.2	—	—

Net income (loss) attributable to common stockholders	(2.0)%	(2.2)%	(1.8)%	(1.9)%	1.1%	1.2%	(4.0)%	2.6%	5.2%

  Net Revenues

        Fluctuations in our net revenues over the first three quarters in the year ended October 31, 2003, were primarily related to volatility in net revenues internationally, particularly in Latin America. We benefited from a number of large customer orders in Latin America in the first quarter and third quarter as well as a significant customer order in Greece in the third quarter associated with preparations for the 2004 Olympics.

        Net revenues were relatively flat in the first half of the year ended October 31, 2004 before accelerating in the second half of the year ended October 31, 2004, a trend which continued in the three months ended January 31, 2005. The significant increase in revenues was due to higher sales volumes internationally, particularly due to our customers' EMV compliance requirements and customer demand for system solutions.

  Gross Profit

        Gross profit as a percentage of net revenues increased from 35.9% in the quarter ended January 31, 2003 to 38.1% in the quarter ended April 30, 2003 due to a $1.9 million settlement received from a contract manufacturer that included a commitment for future reductions in procurement costs. The trend in gross profit as a percentage of net revenues remained relatively flat in the next quarter but fell to 34.6%

in the quarter ended October 31, 2003 because of supply chain constraints in fulfilling a large order in Brazil that resulted in increased freight and import duty charges.

        Gross profit as a percentage of net revenues improved slightly during the first and second quarters of the year ended October 31, 2004, reflecting the benefit of lower procurement costs. In the second half of the year ended October 31, 2004, gross profit as a percentage of net revenues declined as a result of higher usage of air freight and spot purchases of components to respond to increasing customer demands as well as ramping costs associated with the launch of a new product line. In addition, the higher mix of International revenues also caused a lower gross profit percentage.

  Other Income (Expense), Net

        In the quarter ended July 31, 2003, we realized other income of $2.8 million associated with a refund of foreign unclaimed pension benefits in Taiwan. In the quarter ended July 31, 2004, we realized a $9.8 million expense associated with the retirement of debt.

Liquidity and Capital Resources

        Our primary liquidity and capital resource needs are to service our debt, finance working capital, and make capital expenditures. At January 31, 2005 our primary sources of liquidity were cash and cash equivalents of $28.1 million and our $30 million undrawn revolving credit facility. Management utilizes EBITDA, as adjusted, as the principal metric to evaluate performance and to manage our cash flow requirements. Our EBITDA, as adjusted, amounted to $17.5 million in the three months ended January 31, 2005, $59.4 million in the year ended October 31, 2004, $49.8 million in the year ended October 31, 2003 and a loss of $4.4 million in the year ended October 31, 2002. See Note 4 of "Selected Consolidated Financial Data" for a reconciliation of EBITDA, as adjusted, to net income (loss).

        Our operations provided us cash of $16.4 million in the three months ended January 31, 2005, which was attributable to net income of $5.8 million, depreciation, amortization and other non-cash charges of $4.6 million and $6.0 million provided by net operating assets and liabilities. Cash flow from operating assets and liabilities in the three months ended January 31, 2005 was largely attributable to a reduction in accounts receivables of $13.8 million, reflecting increased collections as a result of more balanced shipments through the quarter, which allowed more cash to be received before the end of the quarter, and an increase in accounts payable of $8.7 million, supporting increased inventories of $13.4 million. Inventories were increased in anticipation of stronger demand, the ramp-up of a new product platform, and the requirement to address certain product shortages. Our operations provided us cash of $33.2 million in the year ended October 31, 2004, which was attributable to net income of $5.6 million and depreciation, amortization and other non-cash charges of $33.1 million offset in part by a use of $5.5 million in net operating assets and liabilities. The principal uses in net operating assets and liabilities were deferred tax assets, which increased by $9.8 million because book purchase accounting amortization was greater than tax purchase accounting amortization, and accounts receivable which increased by $7.7 million because of higher revenue. Offsetting this use of cash was decreased inventory balances of $8.5 million, due to initiatives to reduce transit time from the factory to our customers and increased deferred services revenues of $5.5 million due to higher technical support contract volume. Our operations provided us cash of $9.8 million in the year ended October 31, 2003, which was attributable to net income of $0.2 million and depreciation, amortization and other non-cash charges of $27.3 million offset in part by a use of $17.7 million in net operating assets and liabilities. The principal use of cash from operating assets and liabilities in the year ended October 31, 2003 was largely attributable to an $8.4 million increase in account receivables from higher net revenues.

        Our cash requirements for investing activities have tended to be relatively stable, although our strategy to augment our organic growth through selected strategic acquisitions may increase our investment requirements. We used cash of $0.5 million in investing activities in the three months ended

January 31, 2005, which was principally comprised of $0.4 million of capitalized expenditures related primarily to computer equipment and leasehold improvements and $0.1 million of capitalized software development costs. We used cash of $5.3 million in investing activities in the year ended October 31, 2004, which was principally comprised of $2.6 million of capitalized software development costs and $2.4 million of capital expenditures related primarily to computer equipment and leasehold improvements. We used cash of $10.4 million in investing activities in the year ended October 31, 2003, which consisted of $6.3 million for the remaining obligations related to our 2002 acquisition, $2.2 million of capital expenditures related primarily to computer equipment and $2.0 million of capitalized software development costs. We currently have no significant capital spending or purchase commitments related to investments but expect to continue to engage in capital spending in the ordinary course of business.

        Our financing activities will consist largely of meeting any financing needs for our planned acquisition strategy, which will be offset by our need to repay existing debt. We used cash of $0.6 million in financing activities in the three months ended January 31, 2005, which consisted primarily of proceeds of $9.6 million from a revolving promissory note, offset by repayment of the revolving promissory note of $9.6 million and repayment of long-term debt of $0.5 million. We used cash of $21.6 million in financing activities in the year ended October 31, 2004, which consisted primarily of proceeds of $250.1 million, net of $11.9 million of financing fees, related to our recapitalization and new secured credit facility, offset by uses of $97.4 million for a common stock dividend, $86.2 million related to the repurchase of preferred stock, $60.0 million related to the retirement of the related party promissory notes and $28.1 million of net borrowings under our revolving note, term note facilities and capital leases. Our financing activities provided cash of $3.2 million during the year ended October 31, 2003, which was comprised primarily of $2.3 million of net borrowings under our revolving note and term note facilities. We will be required to repay a portion of our existing secured debt with a portion of any excess cash flow generated through our operations.

        A portion of our net proceeds from this offering will be used to repay our $72.0 million in outstanding principal amount of the second lien loan under our secured credit facility. This will enable us to benefit from lower future interest expenses after paying a prepayment premium of $2.2 million.

        Our future capital requirements may vary significantly from prior periods as well as from those currently planned. These requirements, will depend on a number of factors, including operating factors such as our terms and payment experience with customers and investment we may make in product or market development such as our current investments in expanding our International operations. Finally, our capital needs may be significantly affected by any acquisition we may make in the future. Based upon our current level of operations, we expect that our cash flow from operations, together with the amounts we are able to borrow under our secured credit facility, will be adequate to meet our anticipated needs for at least the next several years.

Secured Credit Facility

        On June 30, 2004, we entered into a secured credit facility with a syndicate of financial institutions, led by Banc of America Securities and Credit Suisse First Boston. This facility allowed us to retire our promissory notes payable to stockholders, retire our prior term and revolving note payable, redeem all outstanding Class A redeemable convertible preferred stock, pay a dividend to common stockholders and provide future working capital. The secured credit facility consists of a revolving credit facility, or revolver, permitting borrowings up to $30.0 million, a Term B loan of $190.0 million, and a second lien loan of $72.0 million. The secured credit facility is guaranteed by our subsidiaries and is secured by collateral including substantially all of our assets and the stock of our subsidiaries. As of January 31, 2005, we had $261.1 million in borrowings outstanding under the secured credit facility, made up of $189.1 million in respect of Term B loan and $72.0 million in respect of the second lien loan. Nothing was outstanding under the revolver at January 31, 2004. As of January 31, 2005, the interest rate on the Term B loan was 5.23% and the second lien loan was 8.73%. For the period from December 31, 2004 to January 31, 2005 the weighted average interest rate on the secured credit facility was 5.60%. We also pay a commitment fee on the unused portion of the commitments of the lenders under our credit facility at a rate that varies depending upon our consolidated total leverage ratio.

        The revolving credit facility bears interest at a rate equal to a margin over LIBOR or the lenders' base rate, with the margin varying based on a grid in which the pricing depends on our consolidated total leverage ratio. Currently interest accrues at either 2.75% over three-month LIBOR, which was 2.73% at January 31, 2005, or 1.75% over the lender's base rate, which was 5.25% at January 31, 2005. Borrowings on the Term B loan bear interest at a rate of either 2.50% over three-month LIBOR or 1.50% over the lender's base rate. Borrowings on the second lien loan generally bear interest at a rate of either 6.00% over three-month LIBOR or 5.00% over the lender's base rate. Interest payments are due monthly, bi-monthly, quarterly or bi-quarterly at our option. After the application of a portion of the proceeds of this offering to repay the second lien loan, our weighted average interest rate (calculated on a pro forma basis as of January 31, 2005) would reduce from approximately 5.59% to approximately 5.23%.

        We are required under our secured credit facility to fix the interest rate through swaps, rate caps, collars and similar agreements with respect to at least 30% of the outstanding principal amount of all loans and other indebtedness that have floating interest rates. This interest rate protection must extend through June 30, 2006.

        The respective maturity dates on the components of the secured credit facility are June 30, 2009, June 30, 2011 and December 31, 2011 for the revolver, Term B loan, and second lien loan, respectively.

        The terms of the secured credit facility require us to comply with financial covenants, including maintaining leverage, and fixed charge coverage ratios, obtaining protection against fluctuation in interest rates, and limits on capital expenditure levels at the end of each fiscal quarter. As of October 31, 2004, we were required to maintain a senior leverage ratio of not greater than 3.6 to 1.0, a maximum leverage ratio of not greater than 5.0 to 1.0 and a fixed charge ratio of at least 2.0 to 1.0. As of October 31, 2004, our senior leverage ratio was 3.3 to 1.0, our maximum leverage ratio, which includes the senior leverage ratio and the second lien leverage ratio, was 4.5 to 1.0 and our fixed charge ratio was 3.1 to 1.00. Some of the financial covenants become more restrictive over the term of the secured credit facility. If we fail to comply with any of the financial covenants the lenders may declare an event of default under the secured credit facility. An event of default resulting from a breach of a financial covenant may result, at the option of lenders holding a majority of the loans, in an acceleration of repayment of the principal and interest outstanding and a termination of the revolving credit facility. The secured credit facility also contains nonfinancial covenants that restrict some of our activities, including our ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, make capital expenditures and engage in specified transactions with affiliates. The secured credit facility also contains customary events of default, including defaults based on events of bankruptcy and insolvency, nonpayment of principal, interest or fees when due, subject to specified grace periods, breach of specified covenants, change in control and material inaccuracy of representations and warranties.

        We believe we were in compliance with the secured credit facility's financial and nonfinancial covenants as of January 31, 2005.

        The secured credit facility also contains customary events of default, including defaults based on events of bankruptcy and insolvency, nonpayment of principal, interest or fees when due, subject to specified grace periods, breach of specified covenants, change in control and material inaccuracy of representations and warranties.

Contractual Commitments

        The following table summarizes our contractual obligations as of October 31, 2004 (in thousands):

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Term B loan	$189,525	$1,900	$5,700	$3,800	$178,125	(1)
Second lien loan	72,000	—	—	—	72,000	(2)
Capital lease obligation	662	408	242	12	—
Operating leases	18,919	5,771	11,578	1,570	—
Minimum purchase obligations	37,400	37,400	—	—	—
Other long-term liabilities	—	—	—	—	—

	$318,506	$45,479	$17,520	$5,382	$250,125

    (1)
    Of this amount, $177.2 million is due on June 30, 2011. Payments on the secured credit facility are due in equal quarterly installments over the seven-year term, beginning on the last day of each quarter.

    (2)
    We intend to use a portion of the net proceeds from this offering to repay the $72.0 million principal due on the second lien debt under our secured credit facility as well as pay a prepayment premium of $2.2 million.

        We have manufacturing agreements with third-party contract manufacturers with facilities in China, Mexico and Brazil to manufacture substantially all of our inventories. The agreements require us to provide each manufacturer with a master purchase order on a monthly basis, which constitutes a binding commitment by us to purchase products produced by the manufacturer as specified in the master purchase order. The total amount of purchase commitments as of October 31, 2004 was approximately $37.4 million.

        We expect that we will be able to fund our remaining obligations and commitments with cash flows from operations. To the extent we are unable to fund these obligations and commitments with cash flows from operations, we intend to fund these obligations and commitments with proceeds from our $30.0 million revolver under our secured credit facility or future debt or equity financings.

Off-Balance Sheet Arrangements

        Our only off-balance sheet arrangements, as defined in Item 303(a)(4)(v) of the SEC's Regulation S-K, consist of interest rate cap agreements and forward foreign currency exchange agreements described under "Quantitative and Qualitative Disclosures about Market Risk" below.

Effects of Inflation

        Our monetary assets, consisting primarily of cash and receivables, are not affected by inflation because they are short-term and in the case of cash are immaterial. Our non-monetary assets, consisting primarily of inventory, intangible assets, goodwill and prepaid expenses and other assets, are not affected significantly by inflation. We believe that replacement costs of equipment, furniture and leasehold improvements will not materially affect our operations. However, the rate of inflation affects our cost of goods sold and expenses, such as those for employee compensation, which may not be readily recoverable in the price of system solutions and services offered by us.

Quantitative and Qualitative Disclosures about Market Risk

  Interest Rates

        We are exposed to interest rate risk related to our debt, which bears interest based upon the three-month LIBOR rate. In July 2004, we purchased a two-year interest rate cap with a notional amount of $50.0 million under which we will receive interest payments if the three-month LIBOR rate exceeds 4%. In July 2004, we purchased one-year interest rate caps with combined notional amounts of $140.0 million under which we will receive interest payments if the three-month LIBOR rate exceeds 5%. We purchased the interest rate caps for a total of $330,000, which is being amortized as interest expense over the life of the caps. Since July 2004, LIBOR has remained under 4% and we have not received any interest payments to date. A 1% increase in the variable rate of interest on the currently outstanding debt under our secured credit facility would increase annual interest expense by approximately $2.6 million.

  Foreign Currency Risk

        A substantial part of our business consists of sales made to customers outside the United States. A portion of the net revenues we receive from such sales is denominated in currencies other than the U.S. dollar. Additionally, portions of our costs of net revenues and our other operating expenses are incurred by our International operations and denominated in local currencies. While fluctuations in the value of these net revenues, costs and expenses as measured in U.S. dollars have not materially affected our results of operations historically, we cannot assure you that adverse currency exchange rate fluctuations will not have a material impact in the future. In addition, our balance sheet reflects non-U.S. dollar denominated assets and liabilities, primarily inter-company balances which can be adversely affected by fluctuations in currency exchange rates. In certain periods, we have not hedged our exposure to these fluctuations. For example, in the period from July 1, 2002 to October 31, 2002, we recorded net foreign currency transaction losses of $5.2 million primarily due to the exchange rate change of the Brazilian real. More recently, we have entered into foreign currency forward contracts and other arrangements intended to hedge our exposure to adverse fluctuations in exchange rates. As of October 31, 2004, our foreign currency risk pertaining to non-U.S. dollar denominated assets and liabilities primarily were a $2.2 million intercompany payable from our Brazil subsidiary and a $2.5 million intercompany payable from our Australia subsidiary, both due to our principal U.S. operating subsidiary. As of October 31, 2004, we had outstanding foreign currency forward contracts to sell Brazilian reals and Australian dollars with notional amounts of $2.0 million and $2.6 million, respectively. However, if we chose not to enter into foreign currency forward contract transactions to hedge against these exposures and the Brazilian real and Australian dollar both were to devalue 5% to 10% against the U.S. dollar, results of operations at that time would include a foreign exchange loss of $0.2 million to $0.5 million.

        Hedging arrangements of this sort may not always be effective to protect our results of operations against currency exchange rate fluctuations, particularly in the event of imprecise forecasts of non-U.S. denominated assets and liabilities. Accordingly, if there is an adverse movement in exchange rates, we might suffer significant losses. For instance, in the year ended October 31, 2004, we suffered foreign currency contract losses of $2.2 million net of foreign currency transaction gains as a result of our hedging activities.

Critical Accounting Policies

  General

        Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon our Consolidated Financial Statements, which have been prepared in accordance with U.S. GAAP. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our consolidated financial statements. We believe the following critical accounting policies reflect our more significant estimates and assumptions used in the preparation of our consolidated financial statements. Our significant accounting policies are described in Note 2 to our consolidated financial statements included elsewhere in this prospectus.

  Revenue Recognition

        Net revenues from System Solutions is recognized upon shipment, delivery, or customer acceptance of the product as required pursuant to the customer arrangement. Net revenues from services such as customer support and refurbishment is deferred and recognized on a straight-line basis over the contract period. For arrangements with multiple elements, we allocate revenues to each element using the residual method based on objective and reliable evidence of the fair value of the undelivered element. We defer the portion of the arrangement fee equal to the objective evidence of fair value of the undelivered elements until they are delivered.

        While the majority of our sales transactions contain standard business terms and conditions, there are some transactions that contain non-standard business terms and conditions. As a result, significant contract interpretation is sometimes required to determine the appropriate accounting including: (1) whether an arrangement exists and what is included in the arrangement; (2) how the arrangement consideration should be allocated among the deliverables if there are multiple deliverables; (3) when to recognize revenues on the deliverables; (4) whether undelivered elements are essential to the functionality of delivered elements; and (5) whether we have fair value for the undelivered element. In addition, our revenue recognition policy requires an assessment as to whether collectibility is probable, which inherently requires us to evaluate the creditworthiness of our customers. Changes in judgments on these assumptions and estimates could materially impact the timing of revenue recognition.

        To a limited extent, we also enter into software development contracts with our customers that we recognize as revenue on a completed contract basis. As a result, estimates of whether the contract is going to be profitable is necessary since, if we will lose money on the contract, we are required to record a provision for such loss in the period identified.

  Goodwill

        We review goodwill at least annually for impairment. In testing for a potential impairment of goodwill, we: (1) allocate goodwill to our various reporting units to which the acquired goodwill relates; (2) estimate the fair value of our reporting units; and (3) determine the carrying value (book value) of those reporting, as some of the assets and liabilities related to those reporting are not held by those reporting units but by corporate. Furthermore, if the estimated fair value of a reporting unit is less than the carrying value, we must estimate the fair value of all identifiable assets and liabilities of the reporting unit, in a manner similar to a purchase price allocation for an acquired business. This can require independent valuations of certain internally generated and unrecognized intangible assets such as in-process research and development and developed technology. Only after this process is completed can the amount of goodwill impairment, if any, be determined.

        The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment at many points during the analysis. In estimating the fair value of a reporting unit for the purposes of our annual or periodic analyses, we make estimates and judgments about the future cash flows of that reporting unit. Although our cash flow forecasts are based on assumptions that are consistent with our plans and estimates we are using to manage the underlying businesses, there is significant exercise of judgment involved in determining the cash flows attributable to a reporting unit over its estimated remaining useful life. In addition, we make certain judgments about allocating shared assets to the estimated balance sheets of our reporting units. We also consider our and our competitor's market capitalization on the date we perform the analysis. Changes in judgment on these assumptions and estimates could result in a goodwill impairment charge.

  Long-lived Assets

        We review our long-lived assets including property and equipment, capitalized software development costs and identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. Determining if such events or changes in circumstances have occurred is subjective and judgmental. Should we determine such events have occurred, we then determine whether such assets are recoverable based on estimated future undiscounted net cash flows. If future undiscounted net cash flows are less than the carrying value of such asset, we write down that asset to its fair value.

        We make estimates and judgments about future undiscounted cash flows and fair value. Although our cash flow forecasts are based on assumptions that are consistent with our plans, there is significant exercise of judgment involved in determining the cash flows attributable to a long-lived asset over its estimated remaining useful life. Our estimates of anticipated future cash flows could be reduced significantly in the future. As a result, the carrying amount of our long-lived assets could be reduced through impairment charges in the future. Additionally, changes in estimated future cash flows could result in a shortening of estimated useful lives for long-lived assets including intangibles.

  Inventory Valuation

        The valuation of inventories requires us to estimate obsolete or excess inventory and inventory that is not of saleable quality. The determination of obsolete or excess inventories requires us to estimate the future demand for our products within specific time horizons, generally twelve months or less. If our demand forecast for specific products is greater than actual demand and we fail to reduce manufacturing output accordingly, we could be required to record additional inventories write-offs, which would have a negative impact on our gross profit percentage.

        We review the adequacy of our inventories valuation on a quarterly basis. For production inventory, our methodology involves matching our on-hand and on-order inventories with our sales estimate over the next twelve and eighteen months. We then evaluate the inventory found to be in excess of the twelve-month demand estimate and take appropriate write-downs to reflect the risk of obsolescence. For on-hand and on-order inventory in excess of eighteen month requirements we generally record a 100% reserve. This methodology is significantly affected by our sales estimate. If actual demand were to be substantially lower than estimated, additional inventories write-downs for excess or obsolete inventories may be required.

  Allowance for Doubtful Accounts

        We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to pay their invoices to us in full. We regularly review the adequacy of our accounts receivable allowance after considering the size of the accounts receivable balance, each customer's expected ability to pay, aging of accounts receivable balances and our collection history with each customer. We make estimates and judgments about the inability of customers to pay the amount they owe us which could change significantly if their financial condition changes or the economy in general deteriorates.

  Warranty Costs

        We accrue for estimated warranty obligations when revenue is recognized based on an estimate of future warranty costs for delivered product. Our warranty obligation typically extends from 13 months to five years from the date of shipment. We estimate such obligations based on historical experience and expectations of future costs. Our estimate and judgments is affected by actual product failure rates and actual costs to repair. These estimates and judgments are more subjective for new product introductions as these estimates and judgments are based on similar products versus actual history.

  Stock-based Compensation

        Stock-based awards, such as stock options, to employees are accounted for under the intrinsic-value method whereby we record deferred stock-based compensation for the difference between the option exercise price at the date of grant and the estimated fair value of our common shares at that date. At October 31, 2004 we had unamortized deferred stock compensation of $146,000. In estimating the fair value of our common stock, we make estimates and judgments about the future cash flows for our company. Although our cash flow forecasts are based on assumptions that are consistent with our plans and estimates we are using to manage our company, there is significant judgment in our cash flow forecasts. We also consider our and our competitor's market capitalization on the date we perform the analysis. Changes in judgment on these assumptions and estimates could result in additional deferred stock compensation.

  Restructuring

        Our predecessor made estimates of the costs to be incurred as a part of its restructuring plan. We assumed such restructuring plan which primarily represents vacant lease space related liabilities at October 31, 2004 of approximately $2.0 million. We make estimates and judgments about the length of time it will take to obtain a sublease tenant, and the rate at which we can sublease such vacant space. The amounts we have accrued represent our best estimate of the obligations we expect to incur, but could be subject to change due to various factors including market conditions and the outcome of negotiations with third parties. Should the actual amounts differ from our estimates, the amount of the restructuring charges could be materially impacted.

  Income Taxes

        Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year the differences are expected to reverse. In evaluating our ability to recover our deferred tax assets we consider all available positive and negative evidence including our past operating results, the existence of cumulative losses in past fiscal years and our forecast of future taxable income in the jurisdictions in which we have operations.

        We have placed a valuation allowance on certain U.S. deferred tax assets and our non-U.S. net operating loss carry forwards because realization of these tax benefits through future taxable income cannot be reasonably assured. We intend to maintain the valuation allowances until sufficient positive evidence exists to support the reversal of the valuation allowances. An increase in the valuation allowance would result in additional expense in such period. We make estimates and judgments about our future taxable income that are based on assumptions that are consistent with our plans and estimates. Should the actual amounts differ from our estimates, the amount of our valuation allowance could be materially impacted.

New Accounting Pronouncement

        On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation, or Statement 123(R). Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new standard will be effective for public entities in the first interim or annual reporting period beginning after June 15, 2005. We have not yet quantified the impact of Statement 123(R) on our consolidated statement of operations.

        In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. SFAS No. 151 clarifies that abnormal inventory costs such as costs of idle facilities, excess freight and handling costs, and wasted materials (spoilage) are required to be recognized as current period charges. The provisions of SFAS No. 151 are effective for fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 151 is not expected to have a material impact on our consolidated results of operations, financial position or cash flows.

BUSINESS

Overview

        We are a leading global provider of technology that enables electronic payment transactions and value-added services at the point of sale. Since 1981, we have designed and marketed system solutions that facilitate the long-term shift toward electronic payment transactions and away from cash and checks. We have one of the leading electronic payment solutions brands and are one of the largest providers of electronic payment systems worldwide. Our net revenues grew organically by 14.8% and 15.0%, respectively, in the years ended October 31, 2003 and 2004, in each case as compared with the prior year, reaching $390.1 million in the year ended October 31, 2004. Our net revenues grew organically by 26.6% for the three months ended January 31, 2005 as compared to the three months ended January 31, 2004.

        Our system solutions consist of point of sale electronic payment devices that run our proprietary operating systems, security and encryption software and certified payment software as well as third party, value-added applications. Our system solutions are able to process a wide range of payment types including signature and PIN-based debit cards, credit cards, contactless / radio frequency identification, or RFID, cards, smart cards, pre-paid gift and other stored-value cards, electronic bill payment, check authorization and conversion, signature capture and electronic benefits transfer, or EBT. Our proprietary architecture was the first to enable multiple value-added applications, such as gift card and loyalty card programs, healthcare insurance eligibility and time and attendance tracking, to reside on the same system without requiring recertification upon the addition of new applications. Today we are an industry leader in multi-application payment systems deployments.

        We design our system solutions to meet the demanding requirements of our direct and indirect customers. Our electronic payment systems are available in several distinctive modular configurations, maximizing value to our customers by offering them flexibility to support a variety of connectivity options, including wireline and wireless internet protocol, or IP, technologies. We also offer our customers support for installed systems, consulting and project management services for system deployment and customization of integrated software solutions.

        Our customers are primarily global financial institutions, payment processors, petroleum companies, large retailers, government organizations and healthcare companies, as well as independent sales organizations, or ISOs. They choose our system solutions for their robust functionality, ability to be compatible with previously deployed VeriFone system solutions, intuitive user interface and modular design. The functionality of our system solutions includes transaction security, connectivity, compliance with certification standards, and the flexibility to execute a variety of payment and non-payment applications on a single system solution.

        We believe that we benefit from a number of competitive advantages gained through our 24-year history and success in our industry. These advantages include our globally trusted brand name, large installed base, history of significant involvement in the development of industry standards, global operating scale, customizable platform and investment in research and development. We believe that these advantages position us well to capitalize on key industry trends.

Our Industry

        The electronic payment solutions industry encompasses systems, software and services that enable the acceptance and processing of electronic payments for goods and services and provide other value-added functionality at the point of sale. The electronic payment system is a critical part of the payment infrastructure. We believe the industry trends of increasing intelligence at the point of sale, the global shift toward electronic payment transactions and away from cash and checks and the increasing focus on security and interoperability will drive growth in demand for electronic payment systems.

        The electronic payment system serves as the interface between consumers and merchants at the point of sale and with the payment processing infrastructure, capturing critical electronic payment data, securing the data through sophisticated encryption software and algorithms and routing the data across a range of payment networks for processing, authorization and settlement. Payment networks include credit card networks, such as Visa, MasterCard and American Express, that route credit card and signature-based debit transactions, as well as electronic funds transfer, or EFT, networks, such as STAR, Interlink and NYCE, that route PIN-based debit transactions. In a typical electronic payment transaction, the electronic payment system first captures and secures consumer payment data from one of a variety of payment media, such as a credit or debit card, smart card or contactless / RFID card. Consumer payment data is then routed from the electronic payment system to the appropriate payment processor and financial institution for authorization. Finally, the electronic payment system receives the authorization to complete the transaction between the merchant and consumer.

  Increasing Intelligence at the Point of Sale

        Advances in Computing.    Advances in microprocessing technology, storage capacity and software are enabling increasing complexity and functionality of electronic payment systems at the point of sale. Historically, electronic payment systems' primary purpose was to initiate and complete credit card transactions at the point of sale. System-on-Chip technologies and enhanced operating systems and applications now enable multi-purpose functionality that can accommodate a wide range of payment-related transactions and non-payment applications. We believe electronic payment system providers that can continue to take advantage of the advances in computing will be able to offer retailers, card associations, card issuers and payment processors an expanding value proposition at the point of sale.

        Multi-purpose Functionality.    Industry participants are developing value-added payment applications — including pre-paid cards, gift card and loyalty card programs, electronic bill payment and electronic check truncation — that expand the range of services and functionality offered by electronic payment systems. Further, the use of new secure non-payment value-added applications, such as age verification, money transfer, healthcare insurance eligibility, Medicaid processing, advertising, retail fraud prevention and time and attendance tracking is increasing. When new value-added applications are installed into an electronic payment system, payment processors typically require extensive testing and recertification, which is costly and time intensive. Accordingly, we believe that industry participants, such as retailers, card associations, card issuers and payment processors, value an electronic payment system solution that can incorporate a new application without lengthy testing and recertification.

        Broadband and IP Connectivity.    Broadband connectivity provides faster transmission of transaction data at a lower cost, enabling more advanced payment and other value-added applications at the point of sale. Major telecommunications carriers have expanded their communications networks and lowered fees to allow more merchants to utilize wireline and wireless IP networks cost effectively. The faster processing and lower costs associated with IP connectivity have opened new markets for electronic payment systems, many of which have been primarily cash-only industries such as quick service restaurants, or QSRs. New wireless electronic payment solutions are being developed to increase transaction processing speed, throughput and mobility at the point of sale, and offer significant security benefits by enabling consumers to avoid relinquishing their payment cards. A portable device can be presented to consumers, for example, to pay at the table in full-service restaurants or to pay in other environments, such as outdoor arenas, farmers' markets and taxi cabs.

        Card Innovation at the Point of Sale.    The point of sale is becoming an important area of differentiation for card associations, card issuers and payment processors. As the market for issuing credit cards has become more saturated in the U.S., card associations and card issuers are differentiating their brands by expanding their offerings. Payment processors are also differentiating themselves by expanding their offerings as front-end authorization and back-end clearing and settlement have become more commoditized. Card associations, card issuers and payment processors are differentiating their offerings, in part, by offering value-added applications and incorporating innovative technologies including contactless /

RFID and biometrics. As a result, electronic payment systems that can run value-added applications and enable emerging technologies are becoming increasingly critical.

  Global Shift Toward Electronic Payment Transactions and Away from Cash and Checks

        North America.    Usage of credit and debit card-based payments, especially PIN-based debit, continues to increase substantially. During the five years ended in 2003, total U.S. debit purchase volume grew at a 28.6% compound annual growth rate, from $167 billion to $589 billion. By 2008, debit purchase volume is expected to reach $1.2 trillion, representing a 15.9% compound annual growth rate from 2003. PIN-based debit, which is appealing to merchants because of lower transaction fees relative to credit cards, and to consumers because of increased security and enhanced features, is a major factor behind the recent growth in demand for electronic payment systems in emerging vertical markets such as QSRs. Currently, nine of the ten largest QSR chains in the U.S. are in the process of endorsing a formal electronic payment program for their franchisees. Furthermore, government-related opportunities, including EBT programs, healthcare claims and eligibility, license verification and background checks, are driving additional growth in demand for electronic payment systems.

        Europe.    While credit card and debit card usage in the U.S. has grown significantly, usage in international markets has grown at an even faster rate. Visa and MasterCard purchase volume increased 15.2% in Europe in 2003 compared to 2002, versus 7.4% in the U.S. Due to card fraud, European nations and card associations have focused on developing and implementing next-generation security measures. MasterCard International and Visa International have established EMVCo, LLC, or EMV, a smart card standards organization, and have prescribed specifications for certification of all new and existing electronic payment systems. Other security initiatives include the U.K.'s chip and PIN standard, which combines smart card technology with PIN-based debit security features. Such standards are expected to drive additional growth in sales of next-generation electronic payment systems. Additionally, Europe's relatively expensive wireline telecommunications costs and adoption of next-generation wireless networks are driving growth in sales of wireless electronic payment systems.

        Emerging Markets.    Certain regions, such as Eastern Europe, Latin America, and Asia, and certain countries in particular, including Russia, India and China, are experiencing rapid growth in the usage of card-based payments. In China, Visa and MasterCard purchase volume increased 34% from 2002 to 2003, from $6.8 billion to $9.1 billion. Similarly, India — where only 14% of citizens currently have a credit card, according to a MasterCard International survey — experienced 31% growth in Visa and MasterCard purchase volume during the same period, from $1.8 billion in 2002 to $2.4 billion in 2003. The increasing adoption of electronic payments in these regions is driven primarily by strong economic growth, improving infrastructure development, strong support from governments seeking to increase VAT and sales tax collection, and the expanding presence of wireless networks.

  Increasing Focus on Security and Interoperability

        New industry security and interoperability standards are driving recertification and replacement of electronic payment systems, particularly in Europe and the U.S. In order to offer electronic payment systems that connect to payment networks, electronic payment system providers must certify their products and services with card associations, financial institutions and payment processors and comply with government and telecommunications company regulations. The certification process may take up to twelve months to complete.

        Card Association Standards.    The major card associations have introduced new security standards to address the growing need for transaction security. Visa International and MasterCard International recently cooperated on the development and release of the Payment Card Industry, or PCI, specification and test methods for the certification of electronic payment systems for secure debit transactions. This new set of stringent standards supersedes previous standards issued separately by Visa and MasterCard. In addition, EMV has prescribed specifications designed to ensure interoperability between smart cards and electronic payment systems on a global basis, increase functionality of electronic payment systems and reduce fraud. The deadlines for EMV compliance vary by card association and region, with compliance required in Europe ahead of other regions. Merchants and financial institutions that are not compliant with EMV standards will be subject to various sanctions.

        Class A / B Certification.    U.S. payment processors have two levels of certification, Class A and Class B. Class B certification ensures that an electronic payment system adheres to the payment processor's basic functional and network requirements. Class A certification adds another stipulation that the payment processor will support the electronic payment system on its internal help desk systems. Obtaining these certifications can be time intensive and is required by U.S. payment processors.

        Regional Security Standards.    Electronic payment systems must comply with evolving country-specific security regulations. Countries such as Australia, Canada, the Netherlands, New Zealand, Singapore, Sweden and Switzerland have particularly stringent and specific security requirements. Electronic payment systems also must comply with the recommendations of quasi-regulatory authorities and standards-setting committees, which address, among other things, fraud prevention, processing protocols and technologies utilized. New standards are continually being adopted as a result of worldwide fraud prevention initiatives, increasing the need for system compatibility and new developments in technology. Electronic payment system providers must manage these complex requirements, which may require ongoing enhancements to existing systems or replacement with newly certified electronic payment systems.

Our Competitive Strengths

        We believe that we benefit from a number of competitive advantages gained through our 24-year history and success in our industry. They include:

  Trusted Brand Name

        The VeriFone brand has a strong global reputation for quality, reliability and data security. We believe that financial institutions, payment processors and merchants trust our system solutions to handle critical financial transactions in a secure and user-friendly operating environment.

  Large Installed Base

        We believe that we have a larger installed base of electronic payment systems than any of our competitors. We believe that financial institutions, payment processors and merchants typically purchase electronic payment systems from the incumbent provider in order to reduce risk and to avoid the costs of implementing a new payment system from a different provider. Our installed base supports our global sales and marketing infrastructure by enhancing our ability to establish or expand our market position in specific vertical and geographic markets. In addition, our large installed base of electronic payment systems makes our proprietary operating systems a preferred choice on which third party developers can create value-added applications for broad distribution of their applications, further reinforcing our competitive advantage.

  Global Scale

        We are one of the largest worldwide providers of electronic payment system solutions for use at the point of sale. During the year ended October 31, 2004, we generated total net revenues of $390.1 million, of which 65.1% was generated in North America and 34.9% was generated internationally. We have developed a global network of 24 sales and marketing offices and 18 development centers. We believe that our scale and broad geographic coverage enable us to market and distribute our products more effectively and in more markets than most of our competitors, and to provide our customers with innovative, comprehensive and customized system solutions. As an example, certain multinational customers have chosen our electronic payment systems over those of our competitors because of our ability to customize our technology platform for different worldwide geographic markets.

  Leading Research and Development Initiatives and Technology Innovation

        We are a leading innovator of technology that enables electronic payment transactions and value-added services at the point of sale. Our global research and development initiatives focus on adding features and functionality to our system solutions through the development and utilization of new technology. In the year ended October 31, 2004, we launched 20 new system solutions and 195 custom solutions. Our technology strengths include security, interoperability and the provision of value-added applications at the point of sale. We provide among the highest levels of security for payment transactions at the point of sale through our advanced encryption technology and tamper-resistant system solutions. Our core operating environment is a secure, multi-tasking and multi-application proprietary operating system with a consistent and intuitive user interface that allows payment processors or financial institutions to directly or remotely deliver predominantly third party, value-added applications without having to recertify existing applications. This operating environment dramatically reduces the time and cost for our customers to deploy additional functionality to their systems. We believe the ability to avoid recertification of existing certified systems when adding applications is a distinguishing feature of our architecture. The modular configuration of our electronic payment systems offers our customers flexibility to support a variety of connectivity options, including wireline and wireless IP technologies, such as IP-based CDMA, GPRS and Wi-Fi. In addition, our modular software development environment enables our system solutions to be customized to meet our customers' specific needs through our internally developed or third party applications.

  Broad Set of Industry Certifications

        Our system solutions are certified by major payment processors, card associations and international card standards organizations. These certifications impose minimum standards for security and interoperability of electronic payment systems. The knowledge of certification processes that we have gained over our history and through our participation in international standards organizations enables us to manage the lengthy and expensive certification process effectively. As a result, we believe that we are able to bring innovative products to market faster than our competitors. Examples of our strong capability in this area are the certifications we have received in several countries with particularly stringent and specific security standards, such as Australia, Canada, the Netherlands, New Zealand, Singapore, Sweden and Switzerland.

  Proven Track Record of Execution

        Our senior management team has increased net revenues by 14.8% and 15.0% over the past two fiscal years, respectively, from $295.6 million in the year ended October 31, 2002 to $390.1 million in the year ended October 31, 2004, while significantly increasing profitability, working capital efficiency and operating cash flow.

Our Growth Strategy

        Our objective is to enhance our position as a leading provider of technology that enables electronic payment transactions and value-added services at the point of sale. The key elements of our strategy are to:

  Increase Market Share in North America and Europe

        We intend to increase our market share in North America and Europe by capitalizing on industry trends, continuing to penetrate key sales channels and expanding our solutions offering. As an example, in Europe, we plan to take advantage of recently enacted requirements that will result in upgrades to EMV-compliant electronic payment systems. In North America, we are increasing sales to small and medium-sized merchants by further strengthening our relationships with ISOs. We intend to continue to seek opportunities to expand our market share in North America and Europe by leveraging our brand, market position, scale, technology and distribution channels.

  Further Penetrate Attractive Vertical Markets

        We plan to continue to increase the functionality of our system solutions to address the specific needs of various vertical markets. We currently provide system solutions that are customized for the needs of our financial services, petroleum company, multi-lane retail, government and healthcare customers. As an example, our system solutions allow our petroleum company customers to manage fuel dispensing and control and enable "pay at the pump" functionality, cashiering, store management, inventory management and accounting for goods and services at the point of sale. We intend to continue to focus on these attractive vertical markets, as well as increase our penetration of new markets such as QSRs.

  Capitalize on High Growth Opportunities in Emerging Markets

        We seek to establish a leading position in emerging, high growth electronic payment markets in Eastern Europe, Asia and Latin America. In order to do so, we intend to continue to invest in additional sales and marketing and research and development resources targeted towards these regions. Examples of emerging payment markets in which we have already established a leading position include Russia, Poland and Mexico. We intend to grow our presence further in emerging markets, especially China, India and Brazil, where demand for electronic payment systems is growing rapidly.

  Pursue Selective, Strategic Acquisitions

        We may augment our organic growth by acquiring businesses, product lines or technologies. Our acquisition strategy is intended to broaden our suite of electronic payment solutions, expand our presence in selected geographies, broaden our customer base, and increase our penetration of distribution channels and vertical markets. We recently announced an agreement to acquire the assets of Return on Investment Corporation's GO Software business, which will broaden our presence at the point of sale beyond our core solutions. GO Software provides PC-based point of sale payment processing software to more than 150,000 businesses. According to Return on Investment Corporation's annual report on Form 10-K for the fiscal year ended June 30, 2004, GO Software had total revenues for that fiscal year of approximately $9.4 million.

Our System Solutions

        Our system solutions are available in several distinctive modular configurations, offering our customers flexibility to support a variety of connectivity options, including wireline and wireless IP technologies.

  Countertop

        Our countertop electronic payment systems accept magnetic and smart cards and support credit, debit, check, electronic benefits transfer and a full range of pre-paid products, including gift cards and loyalty programs, among many others. Our newest line of countertop solutions is our Vx electronic payment systems, which include a high performance 32-bit ARM9 microprocessor and have product line extensions targeted at the high-end countertop and wireless pay-at-table market segments. Our products are designed in a modular fashion to offer a wide range of options to our customers, including the ability to deploy new technologies at minimal cost as technology standards change. Our electronic payment systems are easily integrated with a full range of optional external devices, including secure PIN pads, check imaging equipment, barcode readers, contactless / RFID readers and biometric devices. Our secure PIN pads support credit and debit transactions, as well as a wide range of applications that are either built into electronic payment systems or connect to electronic cash registers, or ECRs, and other electronic payment systems. In addition, we offer an array of certified software applications and application libraries that enable our secure PIN pads to interface with major ECR systems.

  Mobile / Wireless

        We offer a line of wireless system solutions that support IP-based CDMA, GPRS and Wi-Fi technologies for secure, "always on" connectivity. We expect that one of the largest market opportunities for wireless solutions will be developing countries where wireless telecommunications networks are being deployed at a much faster rate than wireline networks.

  Consumer-activated

        We offer a line of products specifically designed for consumer-activated functionality at the point of sale. These products include large, easy-to-read displays, user-friendly interfaces, ECR interfaces, durable key pads, signature capture functionality and other features that are important to serving customers in a multi-lane retail environment. For example, our signature capture devices automatically store signatures and transaction data for fast recall, and the signature image is time stamped for fraud prevention. Our consumer-activated system solutions also enable merchants to display advertising, promotional content, loyalty program information and electronic forms in order to market products and services to consumers at the point of sale.

  Petroleum

        Our family of products for petroleum companies consists of integrated electronic payment systems that combine card processing, fuel dispensing and ECR functions. These products are designed to meet the needs of petroleum company operations, where rapid consumer turnaround, easy pump control and accurate record keeping are imperative. These products allow our petroleum company customers to manage fuel dispensing and control and enable "pay at the pump" functionality, cashiering, store management, inventory management and accounting for goods and services at the point of sale. They are compatible with a wide range of fuel pumps, allowing retail petroleum outlets to integrate our systems easily at most locations.

  Server-based

        Our server-based transaction products enable merchants to integrate advanced payment functionality into PC-based electronic systems seamlessly. These products handle all of the business logic steps related to an electronic payment transaction, including collection of payment-related information from the consumer and merchant, and communication with payment processors for authorization and settlement. Our products also enable the functionality of peripherals that connect to PC-based electronic payment systems, including consumer-activated products such as secure PIN pads and signature capture devices.

Our Services

  Client Services

        We support our installed base by providing deployment, on-site and telephone-based installation and training, 24-hour help desk support, repairs, replacement of impaired system solutions, asset tracking and reporting. We provide a single source of comprehensive management services providing support primarily for our own system solutions in most vertical markets. Our services address many system configurations, including local area networks, leased-line and dial-up environments. We also offer customized service programs for specific vertical markets in addition to standardized service plans.

  Customized Application Development

        We provide specific project management services for large turn-key implementations. Our project management services include all phases of implementation, including customized software development, procurement, vendor coordination, site preparation, training, installation, follow-on support and legacy system disposal. We also offer customer education programs as well as consulting services regarding selection of product and payment methodologies and strategies such as debit implementation. We believe that our client services are distinguished by our ability to perform mass customizations for large customers quickly and efficiently.

Technology

        We have developed the following core technologies that are essential to the creation, delivery and management of our system solutions. We believe these technologies are central to our leadership position in the electronic payment solutions industry.

  Platform Architecture

        Our secure, multi-tasking, multi-application platform architecture consists of an ARM9 System-on-Chip and our Verix operating system, Verix multi-application conductor application and VeriShield file authentication technology. The combination of these technologies in an innovative hardware and software memory protection and separation scheme provides a robust and secure operating environment, enabling the download and execution of multiple applications on an electronic payment system without the need for recertification.

        Our operating environment and modular design provide a consistent and intuitive user interface for third party applications as well as our own. We believe these characteristics of our platform enable our customers to deliver and manage multi-application payment systems in a timely, secure and cost-effective manner. We continue to enhance and extend the capabilities of our platform to meet the growing demands of our customers for multi-application payment systems.

  Libraries and Development Tools

        We believe that by delivering a broad portfolio of Verix application libraries and development tools to our large community of internal and third party application developers, we are able to significantly reduce the time to obtain certification for our system solutions. By packaging complex programming modules such as EMV, smart card interfaces, wireless communications, IP and secure socket layer, or SSL, into standard libraries with defined programming interfaces, we facilitate the timely and consistent implementation of our multi-application system solutions. Further, we maintain a high level of application compatibility across platforms, facilitating the migration of applications to future solutions.

        We also provide developer tool kits that contain industry standard visual development environments (C/C++) along with platform-specific compilers and debuggers. We provide numerous support vehicles for our application development communities, including Verix Developer Training, a dedicated developers' support team and VeriFone DevNet, an online developers' portal that provides registered Verix developers access to libraries, tools, programming guides and support. Our libraries, tool kits, training and support systems facilitate the rapid growth in deployment of third party, value-added applications for our system solutions.

        We believe that this growing portfolio of value-added applications increases the attractiveness of our solutions to global financial institutions and payment processors. In the highly competitive transaction processing market, these institutions are looking for ways to differentiate their solutions by adding additional services beyond credit and debit transaction processing. These value-added applications provide this differentiation and also provide a way to increase merchant retention and revenue for these channels.

  Application Framework

        Our SoftPay application framework contains a comprehensive set of pre-certified software modules enabling rapid configuration and delivery of merchant-ready applications for payment processors and financial institutions. We have configured SoftPay for use in a broad range of vertical markets including retail, restaurants, lodging and rental services. SoftPay supports our comprehensive range of wireline and wireless IP communications options, including Ethernet, CDMA, GPRS and Wi-Fi.

  Remote Management System

        Effective remote management is essential to cost effective deployment and maintenance of electronic payment systems. Our VeriCentre system provides broad remote management functionality for our system solutions, including software downloads, application management, remote diagnostics and information reporting. Our VeriCentre system licencees are responsible for the implementation, maintenance and operation of the VeriCentre system. In certain markets and with certain customers, VeriFone maintains and manages the system to provide remote management services directly to customers. In addition, message management functionality allows financial institutions and payment processors to send customized text and graphics messages to any or all of their Verix terminal based merchants, and receive pre-formatted responses.

Customers

        We specifically design our system solutions to meet the demanding requirements of our direct and indirect customers. These customers include global financial institutions, payment processors, petroleum companies, large retailers, government organizations and healthcare companies, as well as ISOs, which re-sell our system solutions to small merchants. In North America, for the year ended October 31, 2004, approximately one third of our sales were via ISOs, distributors, resellers and system integrators, approximately one quarter were direct sales to petroleum companies, retailers and government-sponsored payment processors, and the remainder were to non-government-sponsored payment processors and financial institutions. Internationally, for the year ended October 31, 2004, approximately 73% of our sales were via distributors, resellers and system integrators and the remaining 27% were direct sales to financial institutions, payment processors and major retailers.

        In the year ended October 31, 2004, we derived 36.3% of our net revenues from our ten largest customers. Sales to First Data Corporation and its affiliates, including its TASQ Technology division, which aggregates orders it receives from payment processors and ISOs, represented 16.9% of our net revenues in the year ended October 31, 2004, and no other customer accounted for more than 10% of our net revenues. In the year ended October 31, 2003, we derived 36.7% of our net revenues from our ten largest customers, down from 41.6% in the year ended October 31, 2002. In the year ended October 31, 2003, we derived 14.7% of our net revenues from sales to First Data and its affiliates, and no other customer accounted for more than 10% of our net revenues.

Sales and Marketing

        Our North American sales teams are focused specifically on financial institutions, payment processors, third party distributors and value-added resellers, and on specific vertical markets, such as petroleum, multi-lane retail, restaurants, government and healthcare. Our International sales teams are based in offices located in 17 countries with regional coverage responsibilities in Europe, the Middle East and Africa, or EMEA, Asia / Pacific and Latin America. Typically, each sales team includes a general manager or managing director, account representatives, business development personnel, sales engineers and customer service representatives with specific vertical market expertise. The sales teams are supported by client services, manufacturing and product development teams to deliver products and services that meet the needs of our diverse customer base.

        Our marketing group is responsible for product management, account management, program marketing and corporate communications. Our product management group analyzes and identifies product and technology trends in the marketplace and works closely with our research and development group to develop new products and enhancements. Our program marketing function promotes adoption of our branded solutions through initiatives such as our Value-Added Partner, or VAP, Program. Our corporate communications function coordinates key market messaging across regions, including public relations and go-to-market product campaigns.

        As of January 1, 2005, we had 223 sales and marketing employees, representing approximately 26% of our total workforce. Our sales and marketing employees are located in the following regions: 146 in North America, 24 in EMEA, 21 in Asia / Pacific and 32 in Latin America.

        Our VAP Program provides a technical, operational and marketing environment for third party developers to leverage our distribution channels to sell value-added applications and services. Over 25 third party developers, or partners, in our VAP Program, have provided solutions for pre-paid cards, gift card and loyalty card and age verification services, among others. Through the program, merchants obtain seamless access to value-added applications, allowing them to differentiate their offerings without a costly product development cycle.

Global Outsourcing Operations

        Since Fall 2001, we have outsourced 100% of our product manufacturing to providers in the Electronic Manufacturing Services, or EMS, industry. We outsource most of our manufacturing to Jabil Circuit in Guadalajara, Mexico, Sanmina-SCI in Shanghai and Singapore, and Solectron in Sao Paolo state, Brazil. These three EMS providers collectively accounted for approximately 96% of our EMS spending in the year ended October 31, 2004. Jabil Circuit's facility in Mexico manufactures the majority of our high volume product lines, and Sanmina-SCI manufactures the majority of our lower volume, higher value product lines. Solectron manufactures products for sale in Brazil and other Latin American countries. We have enabled direct shipment capability for several product lines from our EMS providers to our customers in various countries around the world. This outsourcing and direct shipment model enables a significant reduction in working capital while leveraging the cost efficiencies, logistics and global scale of our EMS providers. We believe this enables us to focus our management and capital resources on differentiation in the areas of product design, software technologies, solution integration, sales, distribution and services.

Competition

        Our principal competitors in the market for electronic payment systems and services are: Gilbarco, Inc., a subsidiary of Danaher Corporation, Hypercom Corporation, Ingenico S.A., International Business Machines Corporation, Lipman Electronic Engineering Ltd., MICROS Systems, Inc., NCR Corporation, Radiant Systems, Inc. and Symbol Technologies, Inc.

        We compete primarily on the basis of the following factors: trusted brand, end-to-end system solutions, availability of certifications, value-added applications and advanced product features, advanced communications modularity, reliability and low total cost of ownership.

        We expect competition in our industry will be largely driven by the requirements to respond to increasingly complex technology, industry certifications and security standards.

Research and Development

        We work with our customers to develop system solutions that address existing and anticipated end-user needs. Our development activities are distributed globally and managed primarily from the U.S. We utilize regional application development capabilities in locations where labor costs are lower than in the U.S. and where regional expertise can be leveraged for our target markets in Asia, Europe and Latin America. Our regional development centers provide customization and adaptation to meet the needs of customers in local markets. Our modular designs enable us to customize existing systems in order to shorten development cycles and time to market.

        Our research and development goals include:

  •
  developing new solutions, technologies and applications;

  •
  developing enhancements to existing technologies and applications; and

  •
  ensuring compatibility and interoperability between our solutions and those of third parties.

        Our research and development expenses were $30.4 million in the year ended October 31, 2002, $28.2 million in the year ended October 31, 2003 and $33.7 million in the year ended October 31, 2004. As of October 31, 2004, we had 309 research and development employees representing 36% of our total workforce.

Industry Standards and Government Regulations

        In order to offer products that connect to payment networks, electronic payment system providers must certify their products and services with card associations, financial institutions and payment processors, as well as comply with government and telecommunications company regulations.

        We have gained an in-depth knowledge of certification requirements and processes by working closely with card associations, payment processors, security organizations and international regulatory organizations to certify our new products. We accelerate this certification process by leveraging our applications, user interface and core technologies.

        We retain a group of engineers who specialize in security design methodologies. This group is responsible for designing and integrating security measures in our system solutions and conducts early design reviews with independent security lab consultants to ensure compliance of our electronic payment system designs with worldwide security standards.

        Regulatory certifications are addressed by our compliance engineering department, which is staffed by electromagnetic compatibility, or EMC, safety, telecommunications and wireless carrier certification experts.

        We actively participate in electronic payment industry working groups that help develop market standards. Our personnel are members of several working groups of the American National Standards Institute, or ANSI, a private, non-profit organization that administrates and coordinates voluntary standardization in the U.S. They have leadership roles on subcommittees that develop standards in such areas as financial transactions, petroleum industry and smart cards. We are also a member of GlobalPlatform, an international trade association that seeks to establish, maintain and drive adoption of standards that enable an open and interoperable infrastructure for smart cards and electronic payment systems.

        We comply with the following standards and requirements:

  Security Standards

        Industry and government security standards ensure the integrity of the electronic payment process and protect the privacy of consumers using electronic payment systems. New standards are continually being adopted or proposed as a result of worldwide fraud prevention initiatives, increasing the need for new security solutions and technologies. In order for us to remain compliant with the growing variety of international requirements, we have developed a security architecture that incorporates physical, electronic, operating system, encryption and application-level security measures. This architecture has proven successful even in countries that have particularly stringent and specific security requirements, such as Australia, Canada, the Netherlands, New Zealand, Singapore, Sweden and Switzerland.

  Card Association Standards

        EMV Standards.    MasterCard International and Visa International have introduced new security standards to address the growing need for transaction security. One important example is their establishment of EMV, a smart card standards organization that has prescribed specifications for all electronic payment systems to receive certifications for smart card transactions. The EMV standard is designed to ensure global smart card interoperability across all electronic payment systems. To ensure adherence to this standard, specific certifications are required for all electronic payment systems and their application software. We maintain EMV certifications across our applicable product lines.

        Visa and MasterCard PCI Standards.    Visa International and MasterCard International recently agreed to a common standard methodology for how PIN-enabled devices, or PEDs, are tested and approved. These standards, called Payment Card Industry, or PCI, standards, supersede Visa and MasterCard's respective standards. Effective October 1, 2004, newly submitted point of sale PED models must meet Visa and MasterCard PCI as evaluated by a recognized test laboratory. The PED standards apply to previously existing PEDs effective July 1, 2010. To meet the PCI standards, a PED must pass testing by a laboratory recognized for this purpose. Visa International and MasterCard International will both approve a PED that tests successfully. They have opened the PCI standards to other payment networks that might wish to align their standards with PCI as well. This alignment is expected to enable electronic payment system providers to develop payment technology more quickly and cost effectively. In addition, electronic payment system providers can reduce the complexity of new product development by undergoing security evaluation at one of the certified testing laboratories.

  Payment Processor / Financial Institution Requirements

        U.S. payment processors have two types of certification levels, Class A and Class B. Class B certification ensures that an electronic payment system adheres to the payment processor's basic functional and network requirements. Class A certification adds another stipulation that the processor actively support the electronic payment system on its internal help desk systems. Attainment of Class A certification, which may take up to twelve months, requires working with each payment processor to pass extensive functional and end-user testing and to establish the help desk-related infrastructure necessary to provide Class A support. Attaining Class A certifications increases the number of payment processors that may actively sell and deploy a particular electronic payment system. We have significant experience in attaining these critical payment processor certifications and have a large portfolio of Class A certifications with major U.S. processors. In addition, several international financial institutions and payment processors have certification requirements that electronic payment systems must comply with in order to process transactions on their specific networks. We have significant direct experience and, through our international distributors, indirect experience in attaining these required certifications across the broad range of system solutions that we offer to our international customers.

  Telecommunications Regulatory Authority and Carrier Requirements

        Our products must comply with government regulations, including those imposed by the Federal Communications Commission and similar telecommunications authorities worldwide regarding emissions, radiation, safety and connections with telephone lines and radio networks. Our products must also comply with recommendations of quasi-regulatory authorities and of standards-setting committees. Our electronic payment systems have been certified as compliant with a large number of national requirements, including those of the Federal Communications Commission and Underwriters Laboratory in the U.S. and similar local requirements in other countries.

        Wireless network carriers have standards with which systems connected to their networks must comply. In addition to national requirements for telecommunications systems, many wireless network carriers have their own certification process for devices to be used on their networks. Our wireless electronic payment systems have been certified by leading wireless carrier networks around the world.

Proprietary Rights

        We rely primarily on copyrights, trademarks and trade secret laws to establish and maintain our proprietary rights in our technology and products. We do not own any patents that protect important aspects of our current solutions.

        We currently hold trademark registration in approximately 26 countries for VERIFONE and in approximately 39 countries for VERIFONE and our ribbon logo. We currently hold trademark registration in the United States and a variety of other countries for product names and other marks.

        We have not had a consistent practice of registering copyrights in our software and other written works. Instead, we have relied upon common law copyright, customer license agreements and other forms of protection. We use non-disclosure agreements and license agreements to protect software and other written materials as copyrighted and/or trade secrets.

        In the U.S. and other countries, prior to 2001, our predecessor held patents relating to a variety of point of sale and related inventions, which expire in accordance with the applicable law in the country where filed. In 2001, as part of the divestiture of VeriFone, Inc. from Hewlett-Packard, or HP, HP and VeriFone, Inc. entered into a technology agreement whereby HP retained ownership of most of the patents owned or applied for by VeriFone prior to the date of divestiture. The technology agreement grants VeriFone a perpetual, non-exclusive license to use any of the patented technology retained by HP at no charge. In addition, we hold a non-exclusive license to patents held by NCR related to signature capture in electronic payment systems. This license expires in 2011, along with the underlying patents.

Employees

        As of October 31, 2004, we employed 858 persons worldwide, including 309 persons in research and development. None of our employees are represented by a labor union, and we have experienced no work stoppages. We consider our employee relations to be good.

Facilities

        Our principal executive offices are located in approximately 17,500 square feet of leased office space in San Jose, California under a lease expiring in July of 2010. We also lease the following principal facilities in the U.S.:

Use	Location	Approximate square footage	Lease expiration date
R&D / Supply Chain	Rocklin, California	49,000	October 2008
Distribution Center	Lincoln, California	99,000	June 2006
North American Sales Offices	Alpharetta, Georgia	87,500	February 2007
Petro Sales and R&D / Call Center	Clearwater, Florida	75,293	April 2009

        We also lease and occupy regional offices in various cities for our sales, service and application engineering operations. These leases total approximately 49,000 square feet and expire on dates ranging from September 2005 to November 2009.

        Outside the U.S., we lease the following principal facilities:

Use	Location	Approximate square footage	Lease expiration date
Sales Office	Sao Paolo, Brazil	4,564	March 2007
Sales Office	London, U.K.	9,510	December 2010
Sales Office	Mexico City, Mexico	6,159	December 2006
Sales Office	Hong Kong	2,090	June 2005
Sales Office	Manila, Philippines	7,707	April 2007

        We believe that our facilities are adequate for our current operations and, if necessary, can be replaced with little disruption.

Geographical Information

        Our U.S. net revenues were $194.5 million, $228.9 million and $248.9 million, respectively, for the years ended October 31, 2002, 2003 and 2004. Our net revenues for all other countries were $101.1 million, $110.4 million and $141.2 million, respectively, for the years ended October 31, 2002, 2003 and 2004.

        As of October 31, 2002, 2003 and 2004, respectively, our long-lived assets located in the U.S. were $112.3 million, $89.9 million and $69.3 million, and in all other countries were $13.2 million, $14.1 million and $16.1 million.

Legal Proceedings

        In the ordinary course of our business, we are subject to periodic lawsuits, investigations and claims. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, we do not believe that any currently pending legal proceeding to which we are a party is likely to have a material adverse effect on our business, results of operations, cash flows or financial condition.

        We are party to several lawsuits and an International Trade Commission investigation relating to claims made by Verve L.L.C., a purported assignee of certain patents. Verve claims that we, as well as other companies that design, manufacture, or sell point of sale electronic payment systems, have infringed certain patents, and seeks injunctive relief and unspecified damages. We believe that Verve's claims are without merit and are vigorously defending these actions. Verve requested the commencement of an investigation against us in the International Trade Commission on July 13, 2004, and filed lawsuits against us on September 11, 2003 in the U.S. federal district court for the Eastern District of Michigan, on August 2, 2004 in the U.S. federal district court for the Northern District of California and February 4, 2004 in the U.S. federal district court for the Western District of Texas. We brought our own claims against Verve in a lawsuit filed July 13, 2004 in the Northern District of California in San Francisco, where Verve's lawsuits against us have been transferred. The Administrative Law Judge at the International Trade Commission issued an order dated February 7, 2005 granting a motion to terminate the investigation based on Verve's lack of standing. The other proceedings are continuing.

MANAGEMENT

        Set forth below is information concerning our directors and executive officers.

Name	Age	Position
Douglas G. Bergeron (1)	44	Chairman of the Board of Directors; Chief Executive Officer
Barry Zwarenstein	56	Senior Vice President and Chief Financial Officer
Jesse Adams	54	Executive Vice President, North America Sales
William Atkinson	51	Executive Vice President, Global Marketing and Business Development
David Turnbull	42	Executive Vice President, Operations
Elmore Waller	56	Executive Vice President, Integrated Solutions
Craig A. Bondy (4)	31	Director
James C. Castle (1)(2)(3)	68	Director
Leslie Denend (2)(3)	63	Director
Collin E. Roche (1)	33	Director
Daniel Timm (4)	44	Director
Robert B. Henske (2)(3)	43	Director

(1)
Prospective member of the nominating and corporate governance committee.
(2)
Prospective member of the compensation committee.
(3)
Prospective member of the audit committee.
(4)
Current member of the audit committee. Messrs. Bondy and Timm will resign from the audit committee at the time Drs. Castle and Denend and Mr. Henske are appointed.

        Executive officers are appointed by and serve at the pleasure of our board of directors. A brief biography of each person who serves as a director or executive officer follows below.

        Douglas G. Bergeron.    Mr. Bergeron has served as Chairman of the Board of Directors and as Chief Executive Officer of VeriFone Holdings, Inc. since July 2001. From December 2000 to June 2002, Mr. Bergeron was President of Gores Technology Group and, from April 1999 to October 2000 served as President and Chief Executive Officer of Geac Computer Corporation. From 1990 to 1999, Mr. Bergeron served in a variety of executive management positions at SunGard Data Systems Inc., including Group CEO of SunGard Brokerage Systems Group and President of SunGard Futures Systems. Mr. Bergeron holds a Bachelor of Arts degree (with Honors) in Computer Science from York University in Toronto, Canada, and a Masters of Science degree from the University of Southern California. Mr. Bergeron is on the Board of First Consulting Group of Long Beach, California and the Multiple Sclerosis Society of Silicon Valley and, upon completion of this offering will become a member of the Listed Company Advisory Committee of the New York Stock Exchange.

        Barry Zwarenstein.    Mr. Zwarenstein joined VeriFone Holdings, Inc. in June 2004 as Senior Vice President and Chief Financial Officer. Mr. Zwarenstein served as Chief Financial Officer of Iomega Corporation from November 2001 to June 2004, of Mellanox Technologies Limited from January 2001 to June 2001, of Acuson Corporation from October 1998 to December 2000, and of Logitech S.A. from July 1996 to September 1998. Mr. Zwarenstein started his career at FMC Corporation, where he held a variety of financial positions, including, at the time of his departure, Chief Financial Officer for FMC Europe in Brussels, Belgium. Mr. Zwarenstein received a Bachelor of Commerce degree from the University of Natal, South Africa and an M.B.A. from the Wharton School of Business at the University of Pennsylvania. He is qualified as a Chartered Accountant (South Africa).

        Jesse Adams.    Mr. Adams has served as Executive Vice President, North America Sales, since July 2001. From July 1999 through December 2000, Mr. Adams was employed by Geac Computer Corporation as President of the Hospitality Group and as Senior Vice President of North America Sales

and Marketing for the Enterprise Resource Planning Group. From 1983 through 1999, Mr. Adams was employed by SunGard Data Systems Inc. in a variety of sales and executive roles, including eight years as SVP of Western Regional Sales. Mr. Adams also worked as a marketing representative and systems engineer at IBM Data Processing Division from 1979 to 1983. Mr. Adams holds a B.S. in Applied Science and Engineering from the U.S. Military Academy at West Point.

        William Atkinson.    Mr. Atkinson has worked for VeriFone Holdings, Inc. since August 2001, and as Executive Vice President of Global Marketing and Business Development since August 2002. From August 2001 through April 2002, Mr. Atkinson served as Vice President, North America Financial Channels at VeriFone. From October 1999 through January 2001, Mr. Atkinson was Senior Vice President, Sales and Marketing at Cayenta, Inc., a subsidiary of Titan Corporation. He was also Senior Vice President, Worldwide Sales Operations at Vertel Corporation, from March 1999 to October 1999. From October 1996 to March 1999, he served in various positions, including Vice President of Worldwide Sales, Chief Financial Officer, and Chief Executive Officer and Chairman of the Board of Directors. Mr. Atkinson has also served in senior sales management roles at Dun and Bradstreet Systems, Inc. and SunGard Data Systems Inc. Mr. Atkinson earned a B.S. from Northern Illinois University.

        David Turnbull.    Mr. Turnbull joined VeriFone in May 2002, serving as Executive Vice President, Operations since July 2004. Prior to joining VeriFone, Mr. Turnbull worked for Apple Computer, Inc. in a variety of engineering and project management positions, and, from January 1998 to August 2001, as Director of Engineering for Consumer Portables and Communication Products. Mr. Turnbull has a B.S. in electrical and computer engineering from University of California at Santa Barbara and is a member of the Institute of Electrical and Electronics Engineers.

        Elmore Waller.    Mr. Waller has served as Executive Vice President, Integrated Solutions since December 2004 and, since joining VeriFone in 1986, has served in a number of leadership positions including Senior Vice President and General Manager of the Worldwide Petro Division. Prior to working at VeriFone, Mr. Waller worked for 11 years at General Electric Company, serving in several financial management positions. Mr. Waller holds an M.B.A. from Syracuse University.

        Craig A. Bondy.    Mr. Bondy has served as a director since July 2002. He is a Principal of GTCR Golder Rauner, L.L.C., which he joined in August 2000. He previously worked in the investment banking department of Credit Suisse First Boston from 1995 until 1998 when he entered the Stanford Graduate School of Business. He received a B.B.A. in Finance from the Honors Business Program at the University of Texas at Austin and an M.B.A. from the Stanford Graduate School of Business. Mr. Bondy also serves on the board of directors of several private companies in GTCR's portfolio.

        Dr. James C. Castle.    Dr. Castle has served as a director since January 2005. Dr. Castle is currently President and Chief Executive Officer of Castle Information Technologies, LLC, a provider of information technology and board of directors consulting services, since 2001. He was formerly the Chairman of the Board and Chief Executive Officer of DST Systems of California, Inc. (formerly USCS International, Inc.), a position he held from August 1992 to April 2002. DST Systems of California is a worldwide provider of computer services to the cable industry and a provider of billing services to the cable, telephony, financial services and utility industries. From 1991 to 1992, Dr. Castle was President and Chief Executive Officer of Teradata Corporation, until that company merged with NCR Corporation, a subsidiary of AT&T. From 1987 to 1991, Dr. Castle was Chairman of the Board, President, Chief Executive Officer and a director of Infotron Systems Corporation. Dr. Castle earned a Ph.D. in computer and information sciences from the University of Pennsylvania, an M.S.E.E. from the University of Pennsylvania and a B.S. from the U.S. Military Academy at West Point. Dr. Castle is also a director of ADC Telecommunications, Inc., a supplier of network equipment, software and systems integration services, the PMI Group, Inc., a provider of credit enhancement and other products that promote homeownership and facilitate mortgage transactions in the capital markets, and Southwest Water Company, a provider of a broad range of services, including water production and distribution.

        Dr. Leslie G. Denend.    Dr. Denend has served as a director since January 2005. Dr. Denend was President of Network Associates, Inc., from December 1997 until May 1998. Since 1998, Dr. Denend has served on the boards of numerous public and private companies. Dr. Denend also was President and CEO of Network General Corporation from February 1993 until December 1997 and Chairman, President and CEO of Vitalink Communications Corporation from October 1990 until its acquisition by Network Systems Corp. in June 1991. Dr. Denend remained as a business unit president at Network Systems Corp. until December 1992. He was Executive Vice President at 3Com Corporation from January 1989 until October 1990. He was also a partner in McKinsey and Company from December 1984 until January 1989. Dr. Denend served as Executive Assistant to the Executive Director of the Council on International Economic Policy in the Executive Office of the President from August 1974 until August 1975, as a member of the National Security Council Staff from June 1977 until 1979, when he became the Special Assistant to the Assistant to the President for National Security Affairs, until January 1981. Dr. Denend also served as Deputy Director of the Cabinet Council on Economic Affairs from May 1982 until June 1983. Dr. Denend earned a Ph.D. and an M.B.A. from Stanford University and a B.S. from the U.S. Air Force Academy. He also currently serves as a director of Exponent, Inc., a science and engineering consulting firm, and McAfee, Inc., a supplier of computer security solutions.

        Robert B. Henske.    Mr. Henske has served as a director since January 2005. Mr. Henske is currently Chief Financial Officer and Senior Vice President of Finance and Administration of Intuit Inc., which he joined in 2003. He was previously CFO of Synopsys Inc., a supplier of electronic design automation software from May 2000 until January 2003. Mr. Henske was also CFO at American Savings Bank, a partner at Oak Hill Capital Management, a Robert M. Bass Group private equity investment firm, and a partner at Bain & Company. He earned an M.B.A. in finance and strategic planning from the Wharton School at the University of Pennsylvania and a B.A. in chemical engineering from Rice University.

        Collin E. Roche.    Mr. Roche has served as a director since July 2002. Mr. Roche is currently a Principal of GTCR Golder Rauner, L.L.C., which he joined in 1996 and rejoined in 2000 after receiving an M.B.A. from Harvard Business School. Prior to joining GTCR, Mr. Roche worked as an investment banking analyst at Goldman, Sachs & Co. and as an associate at Everen Securities. He received a B.A. in Political Economy from Williams College. Mr. Roche serves on the board of directors of TNS, Inc., a provider of business-critical data communications services to processors of credit card, debit card and ATM transactions and of secure data and voice network services to the global financial services industry, Syniverse Holdings, Inc., a provider of mission-critical technology services to wireless telecommunications companies worldwide, and several private GTCR portfolio companies.

        Daniel Timm.    Mr. Timm has served as a director since July 2002. He is a Principal of GTCR Golder Rauner, L.L.C., which he joined in 2001. He was previously Chief Financial Officer at Chatham Technologies, a contract electronics manufacturer, and President and Chief Operating Officer at The Bruss Company, a food processor. Mr. Timm earned an M.B.A. from the University of Chicago and a B.S. in Accountancy from the University of Illinois and is a Certified Public Accountant. Mr. Timm currently serves as a director of HomeBanc Corp., a residential mortgage REIT, and several private companies in GTCR's portfolio.

Composition of our Board of Directors

        Our board of directors consists of seven members. Our board of directors is elected annually, and each director holds office for a one-year term.

        Messrs. Bergeron, Bondy, Roche and Timm were appointed to the board pursuant to a stockholders agreement among Mr. Bergeron, us, certain affiliates of GTCR and certain funds managed by TCW Asset Management Company and its affiliates, referred to collectively in this prospectus as TCW/Crescent Mezzanine, as well as a related prior letter agreement between Mr. Bergeron and such affiliates of GTCR that was entered into in contemplation of our 2002 acquisition. The parties to the stockholders agreement agreed to cause the election to the board of, among others, the Chief Executive Officer of the Company (Mr. Bergeron) and three representatives designated by an affiliate of GTCR (Messrs. Bondy, Roche and Timm). In addition, Drs. Castle and Denend and Mr. Henske were appointed to the board at the agreement of Mr. Bergeron and an affiliate of GTCR, also as contemplated by the stockholders agreement. The relevant provision of the stockholders agreement will expire upon the completion of this offering.

Committees of our Board of Directors

        Our board of directors has an audit committee and, prior to the completion of this offering, will have a compensation committee and a nominating and governance committee.

        Audit Committee.    The audit committee of our board of directors appoints, determines the compensation for and supervises our independent registered public accounting firm, reviews our internal accounting procedures, systems of internal controls and financial statements, reviews and approves the services provided by our internal and independent registered public accounting firm, including the results and scope of their audit, and resolves disagreements between management and our independent registered public accounting firm. The audit committee currently consists of Messrs. Bondy and Timm. Prior to the completion of this offering, Messrs. Bondy and Timm will resign from the audit committee and we will appoint to the audit committee Drs. Castle and Denend, as well as Mr. Henske, whom we intend to designate as an "audit committee financial expert" as defined in applicable SEC rules.

        Compensation Committee.    The compensation committee of our board of directors will review and recommend to the board of directors the compensation and benefits of all of our executive officers, administer our equity incentive plans and establish and review general policies relating to compensation and benefits of our employees. We anticipate that the compensation committee will consist of Dr. Denend, as chairman, and Dr. Castle and Mr. Henske.

        Nominating and Corporate Governance Committee.    The role of the nominating and corporate governance committee will be to identify individuals qualified to become members of the board of directors, recommend that the board of directors select director nominees for the next annual meeting of stockholders, and develop and recommend to the board of directors a set of corporate governance principles. We anticipate that the nominating and corporate governance committee will consist of Dr. Castle, as chairman, and Messrs. Bergeron and Roche.

Director Compensation

        All directors who are not our employees or representatives of our major stockholders receive an annual fee of $30,000. In addition, each member of our audit committee receives an additional annual fee of $5,000, with the chairman of the audit committee receiving $10,000; each member of our compensation committee receives an additional annual fee of $2,500, with the chairman of our compensation committee receiving $5,000; and each member of our nominating and corporate governance committee receives an additional annual fee of $2,500, with the chairman of the nominating and corporate governance committee receiving $5,000. These additional annual fees are payable only to committee members who are not our employees or affiliated with any of our principal stockholders. All annual fees are paid in quarterly installments. In addition, under our Outside Directors' Stock Option Plan, we have granted to each director who is not our employee or affiliated with any of our principal stockholders, upon the director's initial appointment to the board, options to purchase 30,000 shares of our common stock and plan, each year thereafter, to grant options to purchase an additional 7,500 shares of our common stock. The exercise price for these options is the fair market value of our common stock at the time of the grant of the options. For each grant of options, one quarter of the options vest after one year, and the remainder vest ratably by quarter over the succeeding three years. The options have a term of seven years.

Executive Compensation

        The following table presents information regarding compensation earned during the year ended October 31, 2004 by our Chief Executive Officer and our four other highest-paid executive officers. These executives are referred to as the "named executive officers" elsewhere in this prospectus. The named executive officers do not include our Chief Financial Officer, who joined VeriFone in June 2004.

Summary Compensation Table

				Long-Term Compensation
	Annual Compensation
				Awards
			Other Annual Compen- sation ($)(1)
Name and Principal Position	Salary ($)	Bonus ($)		Restricted Stock Awards ($)(2)	Securities Underlying Options (#)	All Other Compen- sation ($)
Douglas G. Bergeron Chairman of the Board of Directors and Chief Executive Officer	534,438	350,000	38,428	—	—	351,240	(3)
Jesse Adams Executive Vice President, North America Sales	279,917	108,129	2,560	—	—	11,520	(4)
William Atkinson Executive Vice President, Global Marketing and Business Development	274,083	104,700	2,560	—	—	7,536	(5)
David Turnbull Executive Vice President, Operations	249,083	94,741	2,560	—	—	792	(6)
Elmore Waller Executive Vice President, Integrated Systems	223,958	107,769	1,024	—	10,000	8,984	(7)

(1)
Relates to the difference between fair value at time of the grant of restricted stock and the purchase price for restricted stock granted under our 2002 Securities Purchase Plan. The amount represents the pro rata amount of such discount for the restricted stock vesting during the fiscal year.

(2)
As of October 31, 2004, our named executive officers owned restricted shares of our common stock with values as follows: Mr. Bergeron (together with his affiliate DGB Investments, Inc.), 3,910,428 shares with a value of $                ; Mr. Adams, 260,695 shares with a value of $                ; Mr. Atkinson, 260,695 shares with a value of $                ; Mr. Turnbull, 260,695 shares with a value of $                ; and Mr. Waller, 104,278 shares with a value of $                . These values are based on an assumed initial public offering price of $                , the mid-point of the range shown on the cover of this prospectus.

(3)
Includes $175,000 of relocation related payment, $171,878 paid to compensate Mr. Bergeron for taxes due on the relocation related payment, $3,570 of company 401(k) plan matching contribution and $792 of life insurance premium.

(4)
Includes $10,728 of company 401(k) plan matching contribution and $792 of life insurance premium.

(5)
Includes $6,744 of company 401(k) plan matching contribution and $792 of life insurance premium.

(6)
Includes $792 of life insurance premium.

(7)
Includes $8,192 of company 401(k) plan matching contribution and $792 of life insurance premium.

Stock Option Grants in the Year Ended October 31, 2004

        The following table sets forth information regarding grants of stock options we granted during the year ended October 31, 2004 to the named executive officers. We granted options to purchase common stock equal to a total of 742,000 shares during the year ended October 31, 2004. Potential realizable values are net of exercise price before taxes, and are based on the assumption that our common stock appreciates at the annual rate shown, compounded annually, from the date of grant until expiration of the ten-year option term. These numbers are calculated based on SEC requirements and do not reflect our projection or estimate of future stock price growth.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
	Number of Shares of Common Stock Underlying Option/ SARs Granted	Percentage of Total Options/ SARs Granted to Employees in FY 2004
Exercise or Base Price Per Share
Expiration Date
					5%		10%
Douglas G. Bergeron	—	—	—	—		—		—
Jesse Adams	—	—	—	—		—		—
William Atkinson	—	—	—	—		—		—
David Turnbull	—	—	—	—		—		—
Elmore Waller	10,000	1.35%		$1/1/2014	$		$

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

        The following table sets forth the number and value of securities underlying options held as of October 31, 2004, based on an initial public offering price of $            .

			Number of Shares Underlying Unexercised Options at Fiscal Year-End
					Value of Unexercised In-the-Money Options at Fiscal Year-End
	Number of Shares Acquired on Exercise
Name		Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Douglas G. Bergeron	—	—	—	—
Jesse Adams	—	—	11,250	13,750
William Atkinson	—	—	11,250	13,750
David Turnbull	—	—	11,250	13,750
Elmore Waller	—	—	9,000	21,000

Employment Agreements

  Douglas G. Bergeron

        We entered into a senior management agreement with Mr. Bergeron dated July 1, 2002, containing provisions relating to employment terms and stock ownership.

        The senior management agreement provides for Mr. Bergeron to serve as the Chief Executive Officer of VeriFone, Inc., until his resignation, disability or death, or a decision by our board of directors to terminate his employment with or without cause (as defined in the agreement). Mr. Bergeron's annual base salary was initially set at $510,000, subject to any increase as determined by the board of directors based on achievements of budgetary or other objectives set by the board, and Mr. Bergeron was also eligible for a bonus of up to 50% of his annual base salary, based upon the achievement of budgetary and other objectives set by the board. Mr. Bergeron was paid a base salary of $513,188 and a bonus of $305,000 for fiscal year 2003 and a base salary of $534,438 and a bonus of $350,000 for fiscal year 2004. On

December 27, 2004, Mr. Bergeron's senior management agreement was amended to provide for an annual base salary of $535,000 for fiscal year 2005 and to provide for Mr. Bergeron to be eligible for a bonus of up to 100% of his annual base salary.

        If Mr. Bergeron's employment is terminated without cause or he resigns for good reason (as defined in the agreement), then during the one-year period following his termination (or any extension to that period which may apply), Mr. Bergeron would be entitled to receive an amount equal to his annual base salary plus an amount equal to the bonus he received for the immediately preceding full fiscal year.

        Mr. Bergeron's senior management agreement contains provisions requiring him to protect the confidentiality of our proprietary and confidential information. Mr. Bergeron has agreed not to compete with us or solicit our employees or customers for a period of one year if he is terminated without cause or resigns for good reason, or for a period of two years if his employment is terminated for any other reason.

        Pursuant to this senior management agreement, Mr. Bergeron purchased 3,910,428 shares, designated as carried common, of our voting common stock at a price of $0.0333 per share; and DGB Investments, Inc., a corporation controlled by Mr. Bergeron, purchased 2,021,791 shares, designated as co-invest common, of our voting common stock at a price of $0.0333 per share and 3,302 shares of our Class A redeemable convertible preferred stock at a price of $1,000 per share. We redeemed all of our outstanding Class A redeemable convertible preferred stock on June 30, 2004 for an amount equal to $1,000 per share plus accrued and unpaid dividends, or a total of $3,945,642 for the Class A redeemable convertible preferred stock owned by DGB Investments.

        The co-invest common was fully vested upon purchase by DGB Investments, Inc., the corporation controlled by Mr. Bergeron. The carried common vests at a rate of 20% of the entire amount of carried common per year, subject to Mr. Bergeron's continued employment, with an initial vesting date of July 1, 2003. All of the unvested carried common will vest upon a sale of the company, if Mr. Bergeron's employment has not been terminated at that time.

        The senior management agreement provides that in the event that Mr. Bergeron ceases to be employed by us, all stock purchased pursuant to the senior management agreement will be subject to repurchase by us, or by affiliates of GTCR and TCW/Crescent Mezzanine to the extent that we do not exercise our repurchase right to all applicable shares. The repurchase price for each share depends in part on whether it is vested. The repurchase price for each unvested share of common stock is $0.0333 per share. The purchase price for each vested share of common stock is its fair market value as of the date of termination, except that if Mr. Bergeron's employment is terminated for cause, the purchase price for each vested share of carried common will be $0.0333. This repurchase right terminates with respect to vested shares upon consummation of a sale of the company or a public offering and so will terminate upon completion of this offering.

        The senior management agreement prohibits the transfer of Mr. Bergeron's carried common and co-invest common owned by DGB Investments, Inc., other than transfers:

  •
  to us or specified affiliates of GTCR or TCW/Crescent Mezzanine pursuant to the repurchase right described above;

  •
  family members, pursuant to laws of inheritance or to a guardian, in each case so long as the transferee agrees to be bound by the transfer restrictions; or

  •
  pursuant to certain public sales of common stock executed by specified affiliates of GTCR or TCW/Crescent Mezzanine.

        By a separate agreement with us and VeriFone, Inc., Mr. Bergeron (together with a corporation and trusts through which he beneficially owns shares of our common stock) has agreed not to use the public-sale exception to the general prohibition on transfer, from the completion of this offering until the earlier of (i) six months after the completion of this offering and (ii) the completion of another registered offering of our securities. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement—Amendment to Registration Rights Agreement with Mr. Bergeron, DGB Investments and Other of His Affiliates."

        The transfer restrictions survive with respect to each share of carried common and co-invest common until the earliest of:

  •
  the date on which such share is transferred in a public sale permitted by the agreement; and

  •
  the consummation of a sale of the company.

  Barry Zwarenstein

        We entered into a change in control severance agreement effective July 1, 2004 with Mr. Zwarenstein that requires us to provide specified payments and benefits to Mr. Zwarenstein if we undergo a change in control that results in a qualifying termination. A qualifying termination occurs if Mr. Zwarenstein's employment is terminated for cause or if he resigns for good reason (as defined in the agreement) in the period beginning 90 days before a change in control and ending 18 months after a change in control or otherwise, in certain circumstances if the termination occurs prior to the above-referenced period if the termination was at the request of a person that had indicated an intention to, or had taken steps reasonably calculated to, effect a change in control.

        A change in control for purposes of the agreement means any of the following events, subject to specified exceptions:

  •
  any person or group of persons, other than Douglas G. Bergeron and his affiliates and investment funds affiliated with GTCR, become the beneficial owners of 40% or more of our outstanding voting securities;

  •
  the consummation of a merger or similar transaction that requires the approval of our stockholders (either for the transaction itself or for the issuance of securities);

  •
  a change in the majority composition of our board of directors;

  •
  a sale of all or substantially all of our assets; and

  •
  our liquidation or dissolution.

        If there is a qualifying termination, we must pay Mr. Zwarenstein, within 10 days following the date of termination, the following:

  •
  a sum equal to the total of (i) Mr. Zwarenstein's base salary through the date of termination and any bonuses that have become payable and have not been paid or deferred, (ii) a pro rata portion of Mr. Zwarenstein's annual bonus for the fiscal year in which termination occurs (subject to specified minimums and elimination of duplicative payments) and (iii) any accrued vacation pay and compensation previously deferred by Mr. Zwarenstein, other than pursuant to a tax-qualified plan; and

  •
  a sum equal to the total of (i) Mr. Zwarenstein's annual base salary during the twelve-month period immediately prior to the date of termination and (ii) his target incentive bonus for the fiscal year in which the date of termination or the change in control occurs (whichever is greater).

        In connection with a qualifying termination, we must also provide Mr. Zwarenstein with continuing medical, insurance and related benefits for twelve months following the date of termination.

        In connection with the consummation of a merger or similar transaction or a sale of all or substantially all of our assets that constitutes a change in control, the agreement also provides for the full vesting of any stock options, restricted stock and other stock-based rights held by Mr. Zwarenstein pursuant to the New Founders' Stock Option Plan unless a specific grant otherwise provides.

        The agreement provides for modification to these payments and other benefits in order to mitigate the tax effects on Mr. Zwarenstein of a specified federal excise tax.

        Mr. Zwarenstein has agreed that in the event of a tender or exchange offer, proxy contest or the execution of an agreement whose consummation would constitute a change in control, he will not voluntarily leave his employment with us (other than in the case of death, mandatory retirement or for good reason) until the change in control occurs or is terminated or abandoned.

        This agreement continues in effect until we give two years' written notice of cancellation, but the agreement ends immediately if Mr. Zwarenstein's employment is terminated more than 90 days before a change in control.

Benefit Plans

  2002 Securities Purchase Plan

        Our 2002 Securities Purchase Plan is designed to provide incentives to our employees through the sale of common stock. The plan empowers our board of directors to select participants in the plan from among our employees and to sell to any participant any common stock in such quantities, at such prices, on such terms and subject to such conditions as may be established by the board of directors under the plan.

        In 2002 and 2003 we sold an aggregate of 1,929,145 shares of our voting common stock under the plan to 11 of our executives at $0.0333 per share for an aggregate purchase price of $64,300. Generally, the terms of these sales provide that in the event the purchaser ceases to be employed by us, the stock will be subject to repurchase by us, or by affiliates of GTCR and TCW/Crescent Mezzanine to the extent that we do not exercise our repurchase right. The repurchase price for each share depends in part on whether it is vested. The repurchase price for each unvested share is its original purchase price. The repurchase price for each vested share is its fair market value as of the date of termination of employment (except in the case of termination for cause, in which case the repurchase price is the original purchase price). The repurchase right terminates with respect to vested shares upon the consummation of a sale of the company or a public offering, and so will terminate upon completion of this offering.

        The terms of these sales also generally prohibit the transfer of the shares, other than transfers (i) to us or to affiliates of GTCR or TCW/Crescent Mezzanine pursuant to the repurchase right described above, (ii) family members, pursuant to laws of inheritance or to a guardian, in each case so long as the transferee agrees to be bound by the transfer restrictions or (iii) pursuant to certain public sales of common stock executed by specified affiliates of GTCR or TCW/Crescent Mezzanine. The transfer restrictions survive with respect to each share until the earliest of:

  •
  the date on which such share is transferred in a public sale permitted by the agreement; and

  •
  the consummation of a sale of the company.

        We made grants under the plan on July 1, 2002 to the following executive officers, in each case for a purchase price of $0.0333 per share: Jesse Adams (260,695 shares), William Atkinson (260,695 shares), David Turnbull (260,695 shares) and Elmore Waller (104,278 shares). These shares vest at 20% per year, on each of the first five anniversaries of the grant date, in each case if and only if the as of such anniversary the executive officer has been continuously employed by us from the grant date. All unvested stock becomes vested upon a sale of the company, if the executive officer is then still employed by us. The fair value of the shares at the time of grant was $0.08 per share.

  New Founders' Stock Option Plan

        Our New Founders' Stock Option Plan permits grants to executives or other key employees of options to purchase shares of our nonvoting common stock. This plan is available generally to our employees. Upon the filing of our amended and restated certificate of incorporation in connection with this offering, all options granted or to be granted under the plan will be options to purchase our common stock.

        Grants of options to purchase an aggregate of 1,500,000 shares are currently authorized under the plan. The options have a term of ten years and generally vest over a period of five years from the date of grant, with 20% vesting after one year, and an additional 5% vesting every three months thereafter. Through January 31, 2005, we had issued options under the plan to purchase an aggregate of 1,644,300 shares at a weighted average exercise price of $3.85. At January 31, 2005, there were 1,458,200 options outstanding at a weighted average exercise price of $3.95, of which 295,400 were exercisable, at a weighted average exercise price of $3.05 per share.

Outside Directors' Stock Option Plan

        Our Outside Directors' Stock Option Plan permits grants of options to purchase shares of our voting common stock to members of our board of directors who are not our employees or representatives of our major stockholders. The plan authorizes grants of options to purchase an aggregate of 225,000 shares. The options may have a term of no more than seven years and generally vest over a period of four years from the date of grant, with one quarter vesting after one year, and the remainder vesting ratably by quarter over the succeeding three years, but generally vest immediately upon a sale of the company for an optionholder who has been a member of the board continuously from the grant until the sale of the company. Through January 31, 2005, we had issued options under the plan to purchase an aggregate of 90,000 shares at a weighted average exercise price of $10.00 per share, all of which were outstanding at January 31, 2005.

Limitation of Liability and Indemnification of Officers and Directors

        Our certificate of incorporation generally provides that our directors will not be liable to us or to our stockholders for breach of a fiduciary duty. Our bylaws provide for indemnification against all losses actually incurred by directors and officers in connection with any action, suit or proceeding relating to their position as a director or officer. Our bylaws also provide for indemnification or reimbursement of expenses to any of our employees. These provisions of our certificate of incorporation and bylaws are discussed further under the heading "Description of Our Capital Stock—Limitation of Liability and Indemnification Matters."

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        Since October 31, 2001, there has not been, nor is there currently planned, any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of our capital stock or any member of such persons' immediate families had or will have a direct or indirect material interest, other than agreements which are described under the caption "Management" and the transactions described below.

Transactions with Certain Affiliates

        Since July 1, 2002, we have paid approximately $2.0 million to Driver Alliant Insurance Services, Inc., of which Driver Alliant received approximately $118,000 as service fees for insurance brokerage services and the remainder of which was remitted to insurers as insurance premiums, and we have paid approximately $91,000 to Horn Murdock Cole for consulting services. Both of these entities are controlled by GTCR. While we believe that each of these transactions was on terms substantially comparable to those we could have obtained from unaffiliated parties, we did not seek proposals from third parties for their services. We no longer receive services from any of the foregoing entities controlled by GTCR, other than from Driver Alliant for health insurance brokerage.

        We paid management fees of $2,045,000 to an affiliate of Gores Technology Group and of Alec Gores, one of our principal stockholders, during the period from November 1, 2001 to June 30, 2002. During that period we also paid approximately $559,000 to MPC Computers, LLC, formerly known as Micron PC, LLC, an affiliate of Gores Technology Group and of Alec Gores. We have also paid management and other fees to GTCR described under the caption "Our 2002 Acquisition—Professional Services Agreement" elsewhere in this prospectus.

Indemnification and Employment Agreements

        As permitted by the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation that authorize and require us to indemnify our officers and directors to the full extent permitted under Delaware law, subject to limited exceptions. See "Management—Limitation of Liability and Indemnification of Officers and Directors." We have also entered into change of control agreements and/or employment agreements with our Chief Executive Officer and our Chief Financial Officer. See "Management—Employment Agreements."

Stock Option Grants

        We have granted stock options to purchase shares of our common stock to our executive officers and directors. See "Principal and Selling Stockholders" and "Management—Summary Compensation Table."

Restricted Stock Grants to Executive Officers

        We granted restricted stock to our CEO in connection with our 2002 acquisition. See "Management—Employment Agreements—Douglas G. Bergeron."

Our 2002 Acquisition

        On July 1, 2002, we acquired all of the outstanding common stock of VeriFone, Inc., our principal operating subsidiary, from VeriFone Holding Corp., a wholly owned subsidiary of Gores Technology Group. Our 2002 acquisition was financed through (i) borrowings of $95 million, including a $35 million revolving and term loan facility with a third party and a $60 million senior subordinated loan agreement with affiliates of GTCR and TCW/Crescent Mezzanine, and (ii) proceeds of approximately $1 million from the issuance of common stock and $63 million from the issuance of class A redeemable convertible preferred stock. The loan agreement with affiliates of GTCR and TCW/Crescent Mezzanine also contained warrants to purchase common stock and Class A redeemable convertible preferred stock.

Senior Subordinated Loan Agreement with Affiliates of GTCR and TCW/Crescent Mezzanine

        Under the senior subordinated loan agreement, we borrowed an aggregate of $60 million under promissory notes, consisting of $30 million borrowed from each of GTCR and TCW/Crescent Mezzanine, to facilitate the acquisition of VeriFone, Inc. The notes bore interest at 13.0% per annum, which was payable quarterly, and were due in full in July 2012. The promissory notes were fully repaid in June 2004 with proceeds from our secured credit facility.

        In conjunction with the loan agreement, an affiliate of GTCR received warrants to purchase 2,577,102 shares of our voting common stock for $0.0067 per share and 4,209 shares of our class A redeemable convertible preferred stock for $0.01 per share, and affiliates of TCW/Crescent Mezzanine were issued warrants to purchase 2,577,162 shares of our voting common stock for $0.0067 per share and 4,209 shares of our class A redeemable convertible preferred stock for $0.01 per share. In each case, the exercise price for the warrants was deemed paid on issuance of the promissory notes. These lenders immediately exercised the warrants for our class A redeemable convertible preferred stock, and the affiliate of GTCR immediately exercised all of their warrants to purchase our voting common stock. The affiliates of TCW/Crescent Mezzanine exercised their warrants to purchase our voting common stock in June 2004.

Issuance of Common Stock in Our 2002 Acquisition

        On July 1, 2002, in connection with our 2002 acquisition, we issued an aggregate of 5,932,219 shares of voting common stock to Mr. Bergeron and an affiliate pursuant to a senior management agreement with Mr. Bergeron. These arrangements are described in greater detail under the caption "Management—Employment Agreements—Douglas G. Bergeron" elsewhere in this prospectus. In addition, on July 1, 2002 we issued under our 2002 securities purchase plan an aggregate of 1,199,198 shares of voting common stock to eight other executives. These arrangements are described in greater detail under the caption "Management—Benefit Plans—2002 Securities Purchase Plan" elsewhere in this prospectus.

Issuance of Class A Redeemable Convertible Preferred Stock

        In July 2002, we issued 4,209 shares of class A redeemable convertible preferred stock to affiliates of GTCR and TCW/Crescent Mezzanine pursuant to the exercise of warrants, and sold 3,302 shares of class A redeemable convertible preferred stock for $1,000 per share to DGB Investments, Inc., a company controlled by Douglas G. Bergeron, our chief executive officer, pursuant to a senior management agreement.

        On June 30, 2004, the Company redeemed all outstanding class A redeemable convertible preferred stock for $1,000 per share plus all accrued and unpaid dividends aggregating to $86.2 million.

        Dividends on each share of class A redeemable convertible preferred stock accrued on a daily basis at a rate of 9% per annum of the sum of the liquidation value, which was $1,000 per share, plus accumulated and unpaid dividends. To the extent not paid on March 31, June 30, September 30, and December 31 of each year, all dividends that had accrued on each share of class A redeemable convertible preferred stock outstanding accumulated and remained accumulated until paid. At the request of a majority of the holders of the class A redeemable convertible preferred stock, we would have applied the net proceeds from any public offering to redeem all or any portion of the shares of class A redeemable convertible preferred stock then outstanding at $1,000 per share plus accrued and unpaid dividends.

Agreements Related to Our 2002 Acquisition

        In connection with our 2002 acquisition, we and our subsidiaries entered into several agreements with various related parties under which we have ongoing obligations, including the registration rights agreement discussed below.

        Purchase Agreement.    We issued common stock and Class A preferred stock in our 2002 acquisition to affiliates of GTCR and TCW/Crescent Mezzanine pursuant to a purchase agreement. The Class A preferred stock has been redeemed according to its terms and is no longer outstanding. The purchase agreement imposes continuing requirements on us in favor of the stockholders who purchased stock in the 2002 acquisition, as well as in favor of certain of their assignees.

        We must deliver periodic financial statements and other financial information to the affiliates of GTCR and TCW/Crescent Mezzanine that purchased our stock in the recapitalization, as well as to any person or entity to which they may assign such stock, as long as that person holds at least 15% of our stock issued in the recapitalization and that stock has not been sold in a registered public offering or in a transaction exempt from registration under Rule 144.

        In addition, in order for us or our subsidiaries to take certain actions, we must, subject to specified exceptions, obtain the consent of the holders of a majority of the shares of common stock that we issued in the recapitalization (but not including any stock that is subsequently sold in a registered public offering or in a transaction exempt from registration under Rule 144).

        Stockholders Agreement.    In connection with our 2002 acquisition, we entered into a stockholders agreement with certain executives and affiliates of GTCR and TCW/Crescent Mezzanine. This agreement requires us to provide financial information and access to management to discuss our affairs at regular intervals.

        The stockholders agreement also has a provision that applies to transactions in which we undergo a change in control. Subject to specified conditions, the agreement requires the stockholders who are parties to it to consent to any sale of VeriFone Holdings to a non-affiliate of GTCR if the sale is approved by the holders of a majority of the shares subject to the agreement. This provision generally applies to any set of transactions that results in the acquisition, by a person or group of related persons, of substantially all of our assets or of an amount of our stock with sufficient voting power to elect a majority of our directors. However, a public offering of our stock or a sale to GTCR affiliates is not subject to this provision.

        Generally, the stockholders agreement prohibits the stockholders that are parties to it from transferring their shares unless the transferee also becomes a party to the stockholders agreement.

Professional Services Agreement

        In connection with our 2002 acquisition, our subsidiary VeriFone, Inc. entered into a Professional Services Agreement with GTCR, pursuant to which VeriFone, Inc. engaged GTCR as a financial and management consultant. Under this agreement, GTCR agrees to consult with the boards of directors and management of us and our affiliates regarding corporate strategy, budgeting of future corporate investments, acquisition and divestiture strategies, and debt and equity financings. VeriFone, Inc. agrees to pay GTCR an annual management fee of $250,000, and to reimburse GTCR for fees and expenses incurred by GTCR or its personnel. For the three months ended January 31, 2005, we paid GTCR a management fee of $63,000 under this agreement. VeriFone, Inc. also agreed to pay GTCR a placement fee equal to 1% of the gross amount of any debt or equity financing of VeriFone Holdings, Inc., and to indemnify GTCR and its personnel against losses arising from their performance under the agreement (except due to gross negligence or willful misconduct). We paid GTCR approximately $1.6 million in connection with our 2002 acquisition and approximately $2.9 million in connection with our establishment of our secured credit facility.

Registration Rights Agreement

        We entered into a registration rights agreement pursuant to which we have agreed to register for sale under the Securities Act shares of our common stock in the circumstances described below. This agreement provides some stockholders with the right to require us to register common stock owned by them and other stockholders who are parties to the agreement, and provides stockholders who are parties to the agreement with the right to include common stock owned by them in a registration statement under most other circumstances.

  Demand Rights

        The holders of a majority of the shares described below, acting as a single group, have the right to require us to register such shares:

  •
  shares of our common stock issued to specified affiliates of GTCR and TCW/Crescent Mezzanine as part of our 2002 acquisition, as well as any other shares of common stock owned by any person who owns such shares issued as part of our 2002 acquisition; and

  •
  shares of our common stock issuable on the exercise of warrants that have been or may be issued to specified affiliates of GTCR and TCW/Crescent Mezzanine, as well as any other shares of common stock owned by any person who owns shares issued on exercise of such warrants.

We call the right to require us to register shares a demand right, and the resulting registration a demand registration. Stockholders with demand rights may make an unlimited number of such demands for registration on Form S-1 or, if available to us, on Form S-3. In addition, the holders of a majority of the shares or warrants described above that were issued initially to specified affiliates of TCW/Crescent Mezzanine may separately demand registration once on Form S-3 beginning 180 days after our initial public offering, if registration on Form S-3 is then available to us. Holders of piggyback rights, described below, may include shares they own in a demand registration.

  Piggyback Rights

        A larger group of stockholders can request to participate in, or "piggyback" on, registrations of any of our securities for sale by us or by a third party. We call this right a piggyback right, and the resulting registration a piggyback registration. The piggyback right applies to the following shares:

  •
  the shares described above that have demand rights;

  •
  shares of our common stock held by specified executives, as well as any other executive who, with the consent of an affiliate of GTCR, becomes a party to the registration rights agreement. As of December 31, 2004, the executives who were parties to the registration rights agreement were Messrs. Adams, Atkinson, Bergeron, Turnbull and Waller, Nigel Bidmead and Robert Lopez, as well as several former executives who remain stockholders, Denis Calvert, Donald Campion, Robert Cook, Gary Grant and James Sheehan; and

  •
  shares of our common stock held by any other person to whom we issue equity securities and whom we permit, with the consent of an affiliate of GTCR, to become a party to the registration rights agreement.

The piggyback right applies to any registration other than:

  •
  a demand registration,

  •
  an initial public offering of our equity securities, unless any stockholder with piggyback rights is entitled to participate in the offering, or

  •
  a registration on Form S-4 or S-8.

  Conditions and Limitations; Expenses

        The registration rights outlined above are subject to conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and our right to delay or withdraw a registration statement under specified circumstances.

        We are not required to make a demand registration on Form S-1 within 90 days of either a prior demand registration on Form S-1 or a prior piggyback registration, unless those stockholders with piggyback rights were unable to register all the shares they wished to in the prior piggyback registration. In addition, holders of securities with registration rights may not make any public sale of our equity securities (including sales under Rule 144) during a period that begins seven days before the effectiveness of a registration statement and that ends, in the case of this offering, 180 days after the offering and, in any other underwritten offering in which registration rights were exercised, 90 days after effectiveness. (In either case, the managing underwriters for the relevant offering may agree to shorten this period.) See "Shares Eligible for Future Sale."

        The underwriters in any demand registration, and in any piggyback registration that is underwritten, will be selected by the holders of a majority of the shares with demand rights that are included in the registration.

        Other than underwriting discounts and commissions and brokers' commissions, we will pay all registration expenses in connection with a registration, as well as reasonable (or otherwise limited) fees for legal counsel to the stockholders with registration rights.

  Amendment to Registration Agreement with Mr. Bergeron, DGB Investments and Other of His Affiliates

        In November 2004, we, VeriFone, Inc., our Chief Executive Officer, Douglas G. Bergeron (together with a corporation and trusts through which he beneficially owns shares of our common stock) and our majority stockholder, an investment fund affiliate of GTCR, entered into an amendment to the registration rights agreement that amended provisions of the registration rights agreement and Mr. Bergeron's senior management agreement as those agreements apply to shares of our common stock beneficially owned by Mr. Bergeron. See "Management—Employment Agreements—Douglas G. Bergeron." Under this amendment, Mr. Bergeron (and relevant affiliated entities through which he beneficially owns shares of our common stock) agreed, provided that this offering is priced on or before April 30, 2005, that no shares of our common stock beneficially owned by Mr. Bergeron would be included in this registration statement and that Mr. Bergeron (and the relevant affiliated entities) would not make use of a specified exception under the senior management agreement to the general prohibition imposed by the senior management agreement on transferring shares of our common stock. The agreement not to use this exception extends from the completion of this offering until the earlier of (i) six months after the completion of this offering and (ii) the completion of another registered offering of our securities.

        The amendment provides that, in the first underwritten registration of our securities after the completion of this offering in which registrable securities are included, those shares beneficially owned by Mr. Bergeron that could have been sold under the specified exception under the senior management agreement will be included in such registration before any other registrable securities. This right of priority terminates if this offering is not priced on or before April 30, 2005 or on the earlier to occur of (i) the completion of the first underwritten registration of our securities after the completion of this offering in which registrable securities are included and (ii) the sale of all shares eligible for sale pursuant to the specified exception under the senior management.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table presents information concerning the beneficial ownership of the shares of our common stock as of December 31, 2004, by:

  •
  each person we know to be the beneficial owner of 5% of more of our outstanding shares of common stock;

  •
  each of our executive officers listed on the Summary Compensation Table above under "Management";

  •
  each of our directors; and

  •
  all of our executive officers and directors as a group.

        Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Percentage of beneficial ownership is based on 56,404,858.60 shares of common stock outstanding as of December 31, 2004, and             shares of common stock outstanding after the completion of this offering. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of December 31, 2004 are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated below, the address of each individual listed below is c/o VeriFone Holdings, Inc., 2099 Gateway Place, Suite 600, San Jose, California 95110.

	Shares Beneficially Owned Before Offering			Shares Beneficially Owned After Offering(1)
Name and Address of Beneficial Owner			Number of Shares Offered
	Number	Percent		Number	Percent
Beneficial owners
GTCR Fund VII, L.P(2)(3)	38,355,310.77	68.0%
GTCR Capital Partners, L.P(2)(3)	38,355,310.77	68.0%
GTCR Co-Invest, L.P(2)(3)	38,355,310.77	68.0%
Douglas G. Bergeron(7)	6,620,454.54	11.7%
Alec E. Gores(4)	4,301,571.77	7.6%
TCW/Crescent Mezzanine Partners III, L.P.(5)(6)	3,777,102.20	6.7%
TCW/Crescent Mezzanine Trust III(5)(6)	3,777,102.20	6.7%
TCW Leveraged Income Trust IV, L.P.(5)(6)	3,777,102.20	6.7%
TCW/Crescent Mezzanine Partners III Netherlands, L.P.(5)(6)	3,777,102.20	6.7%
Jesse Adams	273,195.19	*
William Atkinson	273,195.19	*
David Turnbull	273,195.19	*
Elmore Waller	116,278.08	*
Craig A. Bondy(2)(3)	38,355,310.77	68.0%
James C. Castle	—	—
Leslie Denend	—	—
Robert B. Henske	—	—
Collin E. Roche(2)(3)	38,355,310.77	68.0%
Daniel Timm(2)(3)	38,355,310.77	68.0%
All directors and executive officers as a group (12 persons)	45,911,628.96	81.3%

*
Less than 1%.

(1)
Assumes no exercise of the underwriters' over-allotment option. The selling stockholders have granted the underwriters an option to purchase up to an aggregate of             additional shares.

(2)
The address of each of GTCR Fund VII, L.P., GTCR Capital Partners, L.P., GTCR Co-Invest, L.P. and Messrs. Bondy, Roche and Timm is c/o GTCR Golder Rauner, L.L.C., 6100 Sears Tower, Chicago, Illinois 60606.

(3)
Includes 35,453,628.65 shares of common stock held by GTCR Fund VII, L.P., 2,577,102.20 shares of common stock held by GTCR Capital Partners, L.P., and 324,579.92 shares of common stock held by GTCR Co-Invest, L.P. Each of Messrs. Bondy, Roche and Timm is a Principal of GTCR Golder Rauner, L.L.C., which is the general partner of the general partner of GTCR Fund VII, L.P., the general partner of the general partner of the general partner of GTCR Capital Partners, L.P., and the general partner of GTCR Co-Invest, L.P. Each of Messrs. Bondy, Roche and Timm disclaims the beneficial ownership of the shares held by such entities.

(4)
Includes 3,015,729.25 shares of common stock held by the Revocable Living Trust Agreement of Alec E. Gores and 1,285,842.52 shares of common stock held by various affiliated trusts. Mr. Turnbull, who is a brother-in-law of Mr. Gores, disclaims beneficial ownership of the shares held by Mr. Gores.

(5)
The address of each of TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III, TCW Leveraged Income Trust IV, L.P. and TCW/Crescent Mezzanine Partners III Netherlands, L.P. is c/o TCW Asset Management Company, 200 Crescent Court, Dallas Texas 75201.

(6)
Includes 2,998,569.30 shares of common stock held by TCW/Crescent Mezzanine Partners III, L.P., 467,147.28 shares of common stock held by TCW/Crescent Mezzanine Trust III, 188,855.12 shares of common stock held by TCW Leveraged Income Trust IV, L.P. and 122,530.50 shares of common stock held by TCW/Crescent Mezzanine Partners III Netherlands, L.P. TCW Asset Management Company is the investment adviser of TCW Leveraged Income Trust IV, L.P. and sub-advisor of TCW/Crescent Mezzanine Management III, L.L.C., which is the investment manager of TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III and TCW/Crescent Mezzanine Partners III Netherlands, L.P.

(7)
Includes 2,370,470.68 shares held by DGB Investments, Inc., an investment company controlled by Mr. Bergeron, and 4,249,983.86 shares held by various family trusts the beneficiaries of which are members of Mr. Bergeron's family.

DESCRIPTION OF OUR CAPITAL STOCK

        The following descriptions are summaries of material terms of our certificate of incorporation and bylaws as each will be in effect upon the completion of the offering. They may not contain all of the information that is important to you. To understand them fully, you should read our certificate of incorporation and bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part. The following descriptions are qualified in their entirety by reference to the certificate of incorporation and bylaws and applicable law.

        Upon the completion of this offering, our authorized capital stock will consist of            shares of common stock, par value $0.01 per share, and            shares of preferred stock. As of                  , 2005, there were            shares of common stock outstanding and no shares of preferred stock outstanding. Upon the completion of this offering, we will have            shares of common stock and no shares of preferred stock outstanding. In addition, as of                  , 2005,            shares of our common stock were reserved for issuance under our stock option plans, and options to purchase            shares of our common stock were outstanding.

Common Stock

        Upon the completion of this offering, we will be authorized to issue one class of common stock. Stockholders will be entitled to one vote for each share of our common stock held of record on all matters on which stockholders are entitled or permitted to vote. Our common stock will not have cumulative voting rights in the election of directors. As a result, holders of a majority of the shares of our common stock voting for the election of directors can elect all the directors standing for election. Upon the completion of this offering, GTCR will own a majority of the shares of our outstanding common stock. See "Principal and Selling Stockholders" and "Risk Factors—Risks Related to Our Capital Structure." Holders of our common stock will be entitled to receive dividends, if any, out of legally available funds when and if declared from time to time by our board of directors. See "Dividend Policy." In the event of our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in all assets remaining after payment of liabilities, subject to the rights of any then outstanding preferred stock. Our common stock will have no preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of our common stock will be subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future. All outstanding shares of our common stock are fully paid and nonassessable and the shares of common stock offered hereby will be fully paid and nonassessable.

Preferred Stock

        Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of our common stockholders. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying or preventing our change in control, and may cause the market price of our common stock to decline or impair the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

Antitakeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws

        Provisions of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective prior to or concurrently with the completion of this offering may have the effect of delaying, discouraging, or preventing a merger or acquisition that our stockholders may consider favorable, including transactions in which stockholders might receive a premium for their shares. These provisions include:

  •
  authorization of the issuance of "blank check" preferred stock without the need for action by stockholders;

  •
  removal of directors or amendment of our organizational documents only by the affirmative vote of the holders of two-thirds of the shares of our capital stock entitled to vote;

  •
  provision that any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of the directors then in office;

  •
  inability of stockholders to call special meetings of stockholders; and

  •
  advance notice requirements for board nominations and proposing matters to be acted on by stockholders at stockholder meetings.

Limitation of Liability and Indemnification Matters

        As permitted by the Delaware General Corporation Law, our amended and restated certificate of incorporation that will be effective upon the completion of this offering contains provisions that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of a corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders,

  •
  any act or omission not in good faith or that involve intentional misconduct or a knowing violation of law,

  •
  any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends, or

  •
  any transaction from which the director derived an improper personal benefit.

        The duty of loyalty generally requires that, when acting on behalf of a corporation, officers and directors act in the best interests of the corporation and its stockholders. In circumstances where an officer or director owes fiduciary duties to more than one entity it can be difficult for such person to satisfy duties of loyalty to both entities. Messrs. Bondy, Roche and Timm are principals of our majority stockholder and also serve on our board of directors. Our certificate of incorporation provides that transactions that we enter into in which a director or officer has a conflict of interest are generally permissible so long as (1) the material facts relating to the director's or officer's relationship or interest as to the transaction are disclosed to our board of directors and a majority of our disinterested directors approves the transaction, (2) the material facts relating to the director's or officer's relationship or interest as to the transaction are disclosed to our stockholders and a majority of our disinterested stockholders approves the transaction, or (3) the transaction is otherwise fair to us. GTCR's representatives will not be required to offer to us any transaction opportunity of which they become aware and could take any such opportunity for themselves or offer it to other companies in which they have an investment, unless such opportunity is expressly offered to them solely in their capacity as a director of the Company.

        These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission.

        Additionally, as permitted by the Delaware General Corporation Law, our certificate of incorporation provides that:

  •
  we shall indemnify our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law,

  •
  we shall advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions, and

  •
  the rights provided in our certificate of incorporation are not exclusive.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is                  .

Listing

        We intend to apply to list our common stock on the New York Stock Exchange under the symbol "PAY."

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to the offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. Upon completion of the offering there will be            shares of common stock outstanding, excluding approximately            shares of common stock underlying outstanding stock options and rights. Of these shares,             shares of common stock expected to be sold in the offering will be freely transferable without restriction or further registration under the Securities Act of 1933. The remaining            shares of common stock held by us, our executive officers, directors, and stockholders will be subject to the lock-up arrangements described below and will be eligible for resale pursuant to Rule 144 as described below, after the expiration of the lock-up arrangements.

Lock-Up Agreements

        In connection with this offering, we, our executive officers, our directors who own shares of our common stock or options to acquire shares of our common stock and our stockholders will enter into 180-day lock-up agreements with the underwriters of this offering under which neither we nor they may, for a period of 180 days after the date of this prospectus, directly or indirectly sell or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock without the prior written consent of the underwriters. See "Underwriting."

Rule 144

        In general, under Rule 144, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately            shares after the completion of this offering; or

  •
  the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

        In addition to this volume limitation, sales under Rule 144 also are subject to manner-of-sale restrictions, notice requirements and the availability of current public information about us.

Rule 144(k)

        Under paragraph (k) of Rule 144, persons who are not our affiliate at any time during the 90 days preceding a sale, and who have beneficially owned the shares proposed to be sold for at least two years, are entitled to sell such shares without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144. The two-year holding period includes the holding period of any prior owner who is not our affiliate. Therefore, unless otherwise restricted, shares covered by Rule 144(k) may be sold at any time.

Rule 701

        In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate, the sale may be made subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Stock Options

        In addition, as of                  , 2005, employee stock options to purchase a total of approximately            shares of common stock were outstanding. We intend to file a registration statement on Form S-8 under the Securities Act to register the issuance and resale of those shares issuable under our stock option plans. That registration statement automatically becomes effective upon filing. As a result, when the options or rights are exercised, such shares issuable on exercise thereof will be freely tradable under the Securities Act, subject to the lock up agreements described above, and except that any shares purchased by "affiliates," as that term is defined in Rule 144, would be subject to limitations and restrictions under Rule 144 that are described above. For a discussion of key terms of the Company's stock option and stock purchase plans, see "Management—Benefit Plans."

Registration Rights

        Beginning 180 days after the date of this offering, holders of approximately            restricted shares of our common stock will be entitled to registration rights described above. For more detailed information regarding these registration rights, see "Certain Relationships and Related Transactions—Registration Rights Agreement." Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by "affiliates," as that term is defined in Rule 144, immediately upon the effectiveness of such registration.

CERTAIN UNITED STATES TAX CONSEQUENCES
TO NON-U.S. HOLDERS OF COMMON STOCK

        This section summarizes certain United States federal income and estate tax consequences of the ownership and disposition of common stock by a non-U.S. holder. You are a non-U.S. holder if you are, for United States federal income tax purposes:

  •
  a nonresident alien individual,

  •
  a foreign corporation, or

  •
  an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from common stock.

        This section does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder and does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction. This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

        If a partnership holds the common stock, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the common stock should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the common stock.

You should consult a tax advisor regarding the United States federal tax consequences of acquiring, holding and disposing of common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

Dividends

        As discussed under the section entitled "Dividend Policy" above, we do not currently anticipate paying dividends for the foreseeable future. In the event that we do pay dividends, except as described below, if you are a non-U.S. holder of common stock, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us or another payor:

  •
  a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as (or, in the case of a United States alien holder that is a partnership or an estate or trust, such forms certifying the status of each partner in the partnership or beneficiary of the estate or trust as) a non-United States person and your entitlement to the lower treaty rate with respect to such payments, or

  •
  in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the United States Internal Revenue Service.

        If dividends paid to you are "effectively connected" with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

  •
  you are a non-United States person, and

  •
  the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

"Effectively connected" dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations.

        If you are a corporate non-U.S. holder, "effectively connected" dividends that you receive may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Gain on Disposition of Common Stock

        If you are a non-U.S. holder, you generally will not be subject to United States federal income tax on gain that you recognize on a disposition of common stock unless:

  •
  the gain is "effectively connected" with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis,

  •
  you are an individual, you hold the common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist, or

  •
  we are or have been a United States real property holding corporation for federal income tax purposes and you held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of the common stock and you are not eligible for any treaty exemption.

        If you are a corporate non-U.S. holder, "effectively connected" gains that you recognize may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

        We have not been, are not and do not anticipate becoming a United States real property holding corporation for United States federal income tax purposes.

Federal Estate Taxes

        Common stock held by a non-U.S. holder at the time of death will be included in the holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

        If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

  •
  dividend payments and

  •
  the payment of the proceeds from the sale of common stock effected at a United States office of a broker,

as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

  •
  the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

  •
  a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are (or, in the case of a non-U.S. holder that is a partnership or an estate or trust, such forms certifying that each partner in the partnership or beneficiary of the estate or trust is) a non-United States person, or

  •
  other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

  •
  you otherwise establish an exemption.

        Payment of the proceeds from the sale of common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of common stock that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

  •
  the proceeds are transferred to an account maintained by you in the United States,

  •
  the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

  •
  the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

        In addition, a sale of common stock will be subject to information reporting if it is effected at a foreign office of a broker that is:

  •
  a United States person,

  •
  a controlled foreign corporation for United States tax purposes,

  •
  a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

  •
  a foreign partnership, if at any time during its tax year:

  •
  one or more of its partners are "U.S. persons," as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

  •
  such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

        You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated                  , 2005, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC and J.P. Morgan Securities Inc., as joint book-running managers, are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse First Boston LLC
J.P. Morgan Securities Inc.
Goldman, Sachs & Co.
Lehman Brothers Inc.
Banc of America Securities LLC

Total

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        We and the selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to            additional shares from us and an aggregate of            additional outstanding shares from the selling stockholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $            per share. The underwriters and selling group members may allow a discount of $            per share on sales to other brokers or dealers. After the initial public offering, the underwriters may change the public offering price and concession and discount to brokers and dealers.

        The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting discounts and commissions paid by the selling stockholders	$	$	$	$
Expenses payable by the selling stockholders	$	$	$	$

        The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

        We have agreed that we will not, for a period of 180 days after the date of this prospectus, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC and J.P. Morgan Securities Inc.

        Our officers and directors who own shares of our common stock or options to acquire shares of our common stock and all of our stockholders, including the selling stockholders, have agreed that they will not, for a period of 180 days after the date of this prospectus, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC and J.P. Morgan Securities Inc.

        Credit Suisse First Boston and Banc of America Securities, two of our underwriters, acted as agents in connection with our secured credit facility. Neither of them, nor their affiliates, currently hold any portion of our outstanding indebtedness. Affiliates of Credit Suisse First Boston own minority interests in affiliates of GTCR and TCW/Crescent Mezzanine, two of our principal stockholders.

        We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        We intend to apply to list the shares of common stock on The New York Stock Exchange under the symbol "PAY". In order to meet one of the requirements for listing the common stock on The New York Stock Exchange, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders. Following the offering, we will have outstanding in the United States more than 1,100,000 publicly held shares with an aggregate market value of at least $60 million.

        There has been no public market for our common stock prior to this offering. We, the selling stockholders and the underwriters negotiated the initial public offering price. The factors considered included:

  •
  prevailing market conditions;

  •
  the history of and prospects for our industry;

  •
  an assessment of our management;

  •
  our present operations;

  •
  our historical results of operations;

  •
  the trend of our revenues and earnings;

  •
  our earnings prospects; and

  •
  an analysis of publicly traded companies that the representatives believe to be comparable to us based on certain growth rates including revenues and earnings growth.

        Neither we, the selling stockholders nor the underwriters can assure investors that an active trading market will develop for our common stock, or that our common stock will trade in the public market at or above the initial public offering price.

        In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering, and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

        Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiration of a period of six months from the completion of this offering, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the

Issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

        The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

        The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the securities to the public in Singapore.

        The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law") and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

VALIDITY OF SECURITIES

        The validity of the common stock offered hereby will be passed upon for us by Sullivan & Cromwell LLP, Palo Alto, California and for the underwriters by Davis Polk & Wardwell, Menlo Park, California.

EXPERTS

        Ernst & Young LLP, independent registered public accounting firm, have audited our and our predecessor's consolidated financial statements and schedule at October 31, 2004 and 2003, and for the years ended October 31, 2004 and 2003, the period from July 1, 2002 to October 31, 2002 and the period from November 1, 2001 to June 30, 2002, as set forth in their report. We have included our and our predecessor's consolidated financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits and schedule, contains additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit from this document certain information included in the registration statement.

        You may read and copy the reports and other information we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the operation of the public reference room by calling 1(800) SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that website is http://www.sec.gov. This reference to the SEC's website is an inactive textual reference only, and is not a hyperlink.

        Upon completion of this offering, we will become subject to the reporting and information requirements of the Securities and Exchange Act of 1934, as amended, and as a result will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference room and the website of the SEC referred to above, as well as on our website, http://www.verifone.com. This reference to our website is an inactive textual reference only, and is not a hyperlink. The contents of our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our common stock.

        We intend to furnish our stockholders with annual reports containing audited financial statements, and make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the shares in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of shares are made. Any resale of the shares in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares.

Representations of Purchasers

        By purchasing shares in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling shareholders and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the shares without the benefit of a prospectus qualified under those securities laws,

  •
  where required by law, the purchaser is purchasing as principal and not as agent, and

  •
  the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action—Ontario Purchasers Only

        Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling shareholders in the event that this circular contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling shareholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling shareholders will have no liability. In the case of an action for damages, we and the selling shareholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein and the selling shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of the shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares in their particular circumstances and about the eligibility of the shares for investment by the purchaser under relevant Canadian legislation.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of October 31, 2003 and 2004 and January 31, 2005 (unaudited)	F-3
Consolidated Statements of Operations for the periods from November 1, 2001 to June 30, 2002, from July 1, 2002 to October 31, 2002, and the years ended October 31, 2003 and 2004 and for the three months ended January 31, 2004 and 2005 (unaudited)	F-4
Consolidated Statements of Changes in Stockholders' Deficit and Comprehensive Income (Loss) for the periods from November 1, 2001 to June 30, 2002, from July 1, 2002 to October 31, 2002, and the years ended October 31, 2003 and 2004 and the three months ended January 31, 2005 (unaudited)	F-5
Consolidated Statements of Cash Flows for the periods from November 1, 2001 to June 30, 2002, from July 1, 2002 to October 31, 2002, and the years ended October 31, 2003 and 2004 and for the three months ended January 31, 2004 and 2005 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-8

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
VeriFone Holdings, Inc.

        We have audited the accompanying consolidated balance sheets of VeriFone Holdings, Inc. (the "Successor") as of October 31, 2003 and 2004, and the related consolidated statements of operations, stockholders' deficit and comprehensive income (loss) and cash flows for the period from July 1, 2002 to October 31, 2002 and years ended October 31, 2003 and 2004. We have also audited the related consolidated statements of operations, stockholders' deficit and comprehensive income (loss) and cash flows of VeriFone, Inc. (the "Predecessor"), for the period from November 1, 2001 to June 30, 2002. These consolidated financial statements are the responsibility of the Successor and Predecessor management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used, and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Successor at October 31, 2003 and 2004, and the consolidated results of its operations and its cash flows for the period from July 1, 2002 to October 31, 2002 and the years ended October 31, 2003 and 2004, and the consolidated results of operations of the Predecessor and its cash flows for the period from November 1, 2001 to June 30, 2002, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

San Francisco, California
December 20, 2004

VERIFONE HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT PAR VALUE)

	October 31,
			January 31, 2005
	2003	2004
	(Successor)	(Successor)	(Successor) (Unaudited)
Assets
Current assets:
Cash and cash equivalents	$5,877	$12,705	$28,083
Accounts receivable, net of allowances for doubtful accounts of $4,268 and $2,868 and $2,535 at October 31, 2003 and 2004 and January 31, 2005	70,118	77,839	64,000
Inventories	40,657	32,113	45,519
Deferred tax assets	1,231	4,548	4,091
Prepaid expenses and other current assets	7,715	9,208	12,480

Total current assets	125,598	136,413	154,173
Equipment and improvements, net	5,378	5,754	5,427
Purchased intangible assets, net	42,179	22,234	18,968
Goodwill	54,449	53,224	53,224
Deferred tax assets	3,779	11,508	12,506
Debt issuance costs, net	1,179	11,500	11,192
Other assets	4,405	4,986	4,794

Total assets	$236,967	$245,619	$260,284

Liabilities, redeemable convertible preferred stock and stockholders' deficit
Current liabilities:
Revolving promissory notes payable	$17,212	$—	$—
Accounts payable	41,243	43,702	52,405
Income taxes payable	13,102	13,749	16,784
Accrued compensation	10,383	11,048	10,112
Accrued warranty	3,136	2,651	2,962
Deferred revenue	9,601	14,152	15,257
Deferred tax liabilities	421	459	459
Accrued expenses	8,851	8,067	3,618
Other current liabilities	18,708	14,875	16,223
Current portion of long-term debt	10,318	2,308	2,240

Total current liabilities	132,975	111,011	120,060
Accrued warranty	1,425	1,144	942
Deferred revenue	4,923	5,872	6,154
Promissory notes payable to stockholders, net of unamortized discount of $8,047	51,953	—	—
Other long-term debt, less current portion	363	259,879	259,350
Deferred tax liabilities	40	1,726	1,984
Other long-term liabilities	3,219	1,374	1,111
Class A redeemable convertible preferred stock, $0.01 par value; 75 shares authorized; 72, zero and zero shares issued and outstanding as of October 31, 2003 and 2004 and January 31, 2005; $81,210, zero, and zero redemption value at October 31, 2003 and 2004 and January 31, 2005	81,210	—	—
Commitments and contingencies
Stockholders' deficit:
Voting Common Stock: $0.01 par value, 64,000 shares authorized; 54,299, 56,430 and 56,377 shares issued and outstanding at October 31, 2003 and 2004 and January 31, 2005	543	564	564
Nonvoting Common Stock: $0.01 par value, 1,000, 1,500 and 1,500 shares authorized at October 31, 2003 and 2004 and January 31, 2005; 5, 19 and 28 shares issued and outstanding at October 31, 2003 and 2004 and January 31, 2005	—	—	—
Additional paid-in capital	348	146	612
Deferred stock-based compensation	(348)	(146)	(573)
Accumulated deficit	(39,869)	(136,218)	(130,381)
Accumulated other comprehensive income	185	267	461

Total stockholders' deficit	(39,141)	(135,387)	(129,317)

Total liabilities, redeemable convertible preferred stock and stockholders' deficit	$236,967	$245,619	$260,284

See accompanying notes.

VERIFONE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS, EXCEPT PER SHARE DATA)

					Three months ended January 31,
	Period from November 1, 2001 to June 30, 2002	Period from July 1, 2002 to October 31, 2002	Years ended October 31,
			2003	2004	2004	2005
	(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor)	(Successor)
					(Unaudited)
Net revenues
System Solutions	$162,233	$95,762	$292,824	$344,639	$77,148	$97,989
Services	22,123	15,475	46,507	45,449	10,801	13,294

Total net revenues	184,356	111,237	339,331	390,088	87,949	111,283
Cost of net revenues
System Solutions	111,333	74,855	184,795	215,126	46,611	61,109
Services	14,209	10,303	29,644	26,511	6,989	7,550

Total cost of net revenues	125,542	85,158	214,439	241,637	53,600	68,659

Gross profit	58,814	26,079	124,892	148,451	34,349	42,624
Operating expenses:
Research and development	20,037	10,322	28,193	33,703	7,241	9,494
Sales and marketing	26,848	13,925	40,024	44,002	10,159	12,044
General and administrative	26,093	10,342	25,039	25,503	6,059	6,704
Amortization of purchased intangible assets	—	3,399	10,200	10,200	2,550	1,304
In-process research and development	—	17,934	—	—	—	—

Total operating expenses	72,978	55,922	103,456	113,408	26,009	29,546

Operating income (loss)	(14,164)	(29,843)	21,436	35,043	8,340	13,078
Interest expense	(2,407)	(3,794)	(12,456)	(12,597)	(2,837)	(4,294)
Other income (expense), net	1,694	(4,904)	3,557	(11,869)	(308)	(200)

Income (loss) before income taxes	(14,877)	(38,541)	12,537	10,577	5,195	8,584
Provision (benefit) for income taxes	4,593	(4,509)	12,296	4,971	2,442	2,747

Net income (loss)	(19,470)	(34,032)	241	5,606	2,753	5,837
Accrued dividends and accretion on preferred stock	—	5,218	6,916	4,959	1,827	—

Net income (loss) attributable to common stockholders	$(19,470)	$(39,250)	$(6,675)	$647	$926	$5,837

Net income (loss) per common share:
Basic	$(2.13)	$(0.81)	$(0.14)	$0.01	$0.02	$0.11

Diluted	$(2.13)	$(0.81)	$(0.14)	$0.01	$0.02	$0.10

Weighted-average shares used in computing net income (loss) per common share:
Basic	9,121	48,459	48,869	50,725	49,487	53,397

Diluted	9,121	48,459	48,869	56,588	56,881	57,128

See accompanying notes.

VERIFONE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT AND COMPREHENSIVE INCOME (LOSS)
(IN THOUSANDS)

	Common Stock
PREDECESSOR			Additional Paid-in Capital (Deficit)	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders' Deficit
	Shares	Amount
Balance as of November 1, 2001	9,121	$91	$(17,840)	$—	$1,828	$(15,921)
Distributions to VeriFone Holding Corp.	—	—	(14,005)	—	—	(14,005)
Forgiveness of debt due to an affiliate	—	—	21,409	—	—	21,409
Comprehensive loss:
Net loss for the period from November 1, 2001 to June 30, 2002	—	—	—	(19,470)	—	(19,470)
Foreign currency translation adjustments	—	—	—	—	396	396

Total comprehensive loss						(19,074)

Balance as of June 30, 2002	9,121	$91	$(10,436)	$(19,470)	$2,224	$(27,591)

SUCCESSOR	Common Stock
	Voting		Nonvoting
					Additional Paid-in Capital	Deferred Stock-Based Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount
Balance at July 1, 2002	—	$—	—	$—	$—	$—	$—	$—	$—
Proceeds from issuance of common stock and exercise of warrants, net of issuance costs	53,569	536	—	—	3,577	—	—	—	4,113
Deferred stock-based compensation	—	—	—	—	251	(251)	—	—	—
Amortization of stock-based compensation	—	—	—	—	—	17	—	—	17
Comprehensive loss:
Net loss for the period from July 1 to October 31, 2002	—	—	—	—	—	—	(34,032)	—	(34,032)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	—	1,256	1,256

Total comprehensive loss									(32,776)
Contribution of capital from Gores Technology Group	—	—	—	—	1,335	—	—	—	1,335
Reclassification of common stock issued but not vested	—	—	—	—	(130)	—	—	—	(130)
Accrued dividends and accretion on preferred stock	—	—	—	—	(4,799)	—	(419)	—	(5,218)

Balance as of October 31, 2002	53,569	536	—	—	234	(234)	(34,451)	1,256	(32,659)
Proceeds from issuance of common stock	730	7	5	—	42	—	—	—	49
Deferred stock-based compensation	—	—	—	—	195	(195)	—	—	—
Amortization of stock-based compensation	—	—	—	—	—	81	—	—	81
Comprehensive loss:
Net income	—	—	—	—	—	—	241	—	241
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	—	(1,071)	(1,071)

Total comprehensive loss									(830)
Contribution of capital from Gores Technology Group	—	—	—	—	1,108	—	—	—	1,108
Reclassification of common stock that vested	—	—	—	—	26	—	—	—	26
Accrued dividends on preferred stock	—	—	—	—	(1,257)	—	(5,659)	—	(6,916)

Balance as of October 31, 2003	54,299	543	5	—	348	(348)	(39,869)	185	(39,141)
Proceeds from issuance of common stock	2,577	25	14	—	46	—	(25)	—	46
Repurchase of unvested restricted common stock	(446)	(4)	—	—	(11)	—	—	—	(15)
Reversal of unvested deferred stock-based compensation on restricted common stock repurchased	—	—	—	—	(139)	139	—	—	—
Dividends on common stock	—	—	—	—	—	—	(97,432)	—	(97,432)
Amortization of stock-based compensation	—	—	—	—	—	63	—	—	63
Stock-based compensation upon acceleration of vesting	—	—	—	—	337	—	—	—	337
Comprehensive income:
Net income	—	—	—	—	—	—	5,606	—	5,606
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	—	233	233
Unrecognized loss on interest rate hedges, net of tax	—	—	—	—	—	—	—	(151)	(151)

Total comprehensive income									5,688
Reclassification of common stock that vested	—	—	—	—	26	—	—	—	26
Accrued dividends on preferred stock	—	—	—	—	(461)	—	(4,498)	—	(4,959)

Balance as of October 31, 2004	56,430	564	19	—	146	(146)	(136,218)	267	(135,387)
Proceeds from issuance of common stock	—	—	9	—	24	—	—	—	24
Repurchase of unvested restricted common stock	(53)	—	—	—	—	—	—	—	—
Amortization of stock-based compensation	—	—	—	—	—	15	—	—	15
Deferred stock-based compensation	—	—	—	—	442	(442)	—	—	—
Comprehensive income:
Net income	—	—	—	—	—	—	5,837	—	5,837
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	—	178	178
Unrecognized loss on derivatives, net of tax	—	—	—	—	—	—	—	16	16

Total comprehensive income									6,031

Balance as of January 31, 2005 (unaudited)	56,377	$564	28	$—	$612	$(573)	$(130,381)	$461	$(129,317)

See accompanying notes.

VERIFONE HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

					Three months ended January 31,
	Period from November 1, 2001 to June 30, 2002	Period from July 1, 2002 to October 31, 2002	Years ended October 31,
			2003	2004	2004	2005
	(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor)	(Successor)
					(Unaudited)
Operating activities
Net income (loss)	$(19,470)	$(34,032)	$241	$5,606	$2,753	$5,837
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization of purchased intangibles	—	8,078	24,348	19,945	5,544	3,266
Depreciation and amortization of equipment and improvements	—	337	1,333	2,451	474	723
Amortization of capitalized software	—	—	108	698	67	267
In-process research and development	—	17,934	—	—	—	—
Accretion of debt discount	—	122	388	295	107	—
Amortization of debt issuance costs	—	337	1,010	945	253	318
Stock-based compensation	—	17	81	400	22	15
Non cash portion of loss on debt extinguishment	—	—	—	8,385	—	—
Gain on disposal of assets	(1,749)	—	—	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	4,071	(6,103)	(8,419)	(7,721)	4,930	13,839
Inventories	(10,491)	7,195	(414)	8,544	3,681	(13,406)
Deferred tax assets	1,801	(5,682)	1,038	(9,821)	—	(541)
Prepaid expenses and other current assets	2,481	3,330	(1,038)	(1,493)	228	(3,272)
Other assets	1,114	(2,295)	1,183	1,543	717	6
Accounts payable	9,720	11,862	(3,198)	2,459	(6,234)	8,703
Income taxes payable	(7,961)	144	1,365	647	(2,298)	3,035
Accrued compensation	(6,166)	(615)	(227)	665	(596)	(936)
Accrued warranty	1,026	2	(1,998)	(766)	(343)	109
Deferred revenue	8,713	2,061	(3,883)	5,500	385	1,387
Deferred tax liabilities	723	506	93	1,724	—	312
Accrued expenses and other liabilities	6,955	4,880	(2,239)	(6,789)	(2,254)	(3,280)

Net cash provided by (used in) operating activities	(9,233)	8,078	9,772	33,217	7,436	16,382
Investing activities
Software development costs capitalized	—	(122)	(1,955)	(2,555)	(678)	(91)
Purchase of equipment and improvements	—	(542)	(2,196)	(2,430)	(525)	(396)
Purchase of other assets	—	—	—	(288)	—	—
Acquisition of subsidiaries, net of cash acquired	—	(155,194)	(6,261)	—	—	—
Proceeds from the sale of fixed assets	1,749	—	—	—	—	—

Net cash provided by (used in) investing activities	1,749	(155,858)	(10,412)	(5,273)	(1,203)	(487)
Financing activities
Proceeds from revolving promissory notes payable and revolver	128,978	20,000	240,500	192,431	64,540	9,600
Repayments of revolving promissory notes payable and revolver	(135,813)	(10,038)	(233,250)	(209,643)	(68,338)	(9,600)
Proceeds from long-term debt	—	15,000	—	250,102	—	—
Repayment of long-term debt	—	—	(5,000)	(10,475)	(1,500)	(475)
Repayments of capital leases	—	(49)	(237)	(396)	(78)	(122)
Proceeds from promissory notes payable to stockholders and warrants	—	60,000	—	—	—	—
Repayment of promissory notes payable to stockholders	—	—	—	(60,000)	—	—
Proceeds from notes payable to an affiliate	10,650	—	—	—	—	—
Payment of common stock dividend	—	—	—	(97,432)	—	—
Proceeds from issuance of preferred stock	—	63,110	—	—	—	—
Repurchase of preferred stock	—	—	—	(86,169)	—	—
Proceeds from issuance of common stock	—	1,522	49	46	5	24
Repurchase of common stock	—	—	—	(15)	—	—
Contribution of capital from Gores Technology Group	—	1,335	1,108	—	—	—
Distributions paid to stockholder	(14,005)	—	—	—	—	—

Net cash provided by (used in) financing activities	(10,190)	150,880	3,170	(21,551)	(5,371)	(573)
Effect of foreign currency exchange rate changes on cash	(60)	(60)	307	435	189	56

Net increase (decrease) in cash	(17,734)	3,040	2,837	6,828	1,051	15,378
Cash and cash equivalents at beginning of period	20,881	—	3,040	5,877	5,877	12,705

Cash and cash equivalents at end of period	$3,147	$3,040	$5,877	$12,705	$6,928	$28,083

Supplemental disclosure of cash flow information
Cash paid during the period for interest	$350	$2,572	$10,454	$12,433	$2,514	$3,975

Cash paid during the period for income taxes	$8,739	$498	$12,268	$12,182	$3,780	$658

Schedule of noncash transactions
Accrued dividends and accretion on preferred stock	$—	$5,218	$6,916	$4,959	$1,827	$—

Equipment purchased under capital leases	$—	$545	$414	$377	$—	$—

Debt discount related to issuance of warrants in connection with issuance of promissory notes payable to stockholders	$—	$8,557	$—	$—	$—	$—

Forgiveness of amount due to an affiliate	$21,409	$—	$—	$—	$—	$—

See accompanying notes.

VERIFONE HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2004

(Information as of January 31, 2005 and for the three months ended
January 31, 2004 and 2005 is unaudited)

1.    Description of the Business and Basis of Presentation

        VeriFone Holdings, Inc. ("VeriFone" or the "Successor") was incorporated in the state of Delaware on June 13, 2002 in order to effectively acquire 88% of the outstanding common stock of VeriFone, Inc. (the "Predecessor") on July 1, 2002 as more fully described in Note 3. VeriFone is majority owned by GTCR Fund VII, L.P., an equity fund managed by GTCR Golder Rauner, LLC, a private equity firm. VeriFone, Inc. designs, markets, and services transaction automation systems that enable secure electronic payments among consumers, merchants, and financial institutions.

        The accompanying consolidated financial statements subsequent to July 1, 2002 have been prepared using a new basis of accounting for 88% of the difference between the fair value and book value of VeriFone, Inc.'s assets acquired and liabilities assumed in the acquisition of VeriFone, Inc. by the Successor as more fully described in Note 3. Because of this acquisition, different bases of accounting have been used to prepare the Successor's and Predecessor's (collectively the "Company") consolidated financial statements. Therefore, results of operations before and after July 1, 2002 are not comparable.

2.    Summary of Significant Accounting Policies

Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Unaudited Interim Financial Information

        The interim financial information as of January 31, 2005 and for the three months ended January 31, 2004 and 2005 is unaudited. The unaudited interim financial information has been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and with Article 10 of Regulation S-X. In the opinion of the Company's management, the unaudited interim financial information has been prepared on the same basis as the annual consolidated financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of the Company's financial position as of January 31, 2005 and results of operations and cash flows for the three months ended January 31, 2004 and 2005. The results for the three months ended January 31, 2005 are not necessarily indicative of the results of operations to be expected for the year ending October 31, 2005.

Use of Estimates

        The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

Revenue Recognition

        The Company's revenue recognition policy is consistent with the requirements of Emerging Issues Task Force Issue No. 00-21 ("EITF 00-21"), Revenue Arrangements with Multiple Deliverables, Statement of Position 97-2 ("SOP 97-2"), Software Revenue Recognition, Statement of Position 81-1 ("SOP 81-1") Accounting for Performance of Construction-Type and Certain Production Type Contracts, Staff Accounting Bulletin No. 104 ("SAB 104"), Revenue Recognition, and other applicable revenue recognition guidance and interpretations.

        The Company records revenue when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists; (ii) delivery of the products and/or services has occurred; (iii) the selling price is fixed or determinable, and (iv) collectibility is reasonably assured. Cash received in advance of revenue recognition is recorded as deferred revenue.

        Net revenues from System Solutions sales to end-users, resellers, value added resellers and distributors are recognized upon shipment, delivery, or customer acceptance of the product as required pursuant to the customer arrangement. End-users, resellers, value added resellers and distributors generally have no rights of return, stock rotation rights or price protection.

        The Company's System Solutions sales include software that is incidental to the electronic payment devices and services included in its sales arrangements.

        The Company enters revenue arrangements for individual products or services. As a System Solutions provider, the Company's sales arrangements often include support services in addition to electronic payment devices ("multiple deliverables"). These services may include installation, training, consulting, customer support and/or refurbishment arrangements.

        Revenue arrangements with multiple deliverables are evaluated to determine if the deliverables (items) can be divided into more than one unit of accounting. An item can generally be considered a separate unit of accounting if all of the following criteria are met:

  •
  The delivered item(s) has value to the customer on a standalone basis;

  •
  There is objective and reliable evidence of the fair value of the undelivered item(s); and

  •
  If the arrangement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the Company.

        Items which do not meet these criteria are combined into a single unit of accounting. If there is objective and reliable evidence of fair value for all units of accounting, the arrangement consideration is allocated to the separate units of accounting based on their relative fair values. In cases where there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered item(s), the residual method is used to allocate the arrangement consideration. For units of accounting which include more than one deliverable, the Company defers all revenue for the unit of accounting until the period or periods over which the last item is delivered.

        For revenue arrangements with multiple deliverables, upon shipment of its electronic payment devices the Company has fair value for all remaining undelivered elements and recognizes the residual amount within the arrangement as revenue for the delivered items as prescribed in EITF 00-21. Revenues for the Company's arrangements that include multiple elements are allocated to each undelivered element based on the fair value of each element. Fair value is determined based on the price charged when each element is sold separately and/or the price charged by third parties for similar services.

        Net revenues from services such as customer support and refurbishment arrangements are initially deferred and then recognized on a straight-line basis over the term of the contract. Net revenues from services such as installations, equipment repairs, training and consulting are recognized as the services are rendered.

        For software development contracts, the Company recognizes revenue on the completed contracts method pursuant to SOP 81-1. During the period of performance of such contracts, billings and costs are accumulated on the balance sheet, but no profit is recorded before completion or substantial completion of the work. The Company uses customers' acceptance of such products as the specific criteria to determine when such contracts are substantially completed. Provisions for losses on these contracts are recorded in the period they become evident.

        In addition, the Company sells products to leasing companies that, in turn, lease these products to end-users. In transactions where the leasing companies have no recourse to the Company in the event of default by the end-user, the Company recognizes revenue at the point of shipment or point of delivery, depending on the shipping terms and if all the other revenue recognition criteria have been met. In arrangements where the leasing companies have substantive recourse to the Company in the event of default by the end-user, the Company recognizes both the product revenue and the related cost of the product as the payments are made to the leasing company by the end-user, generally ratably over the lease term.

Foreign Currency Translation

        The assets and liabilities of foreign subsidiaries, where the local currency is the functional currency, are translated from their respective functional currencies into U.S. dollars at the rates in effect at the balance sheet date, with resulting foreign currency translation adjustments recorded as other comprehensive income in the the accompanying consolidated statements of changes in stockholders' deficit and comprehensive income (loss). Revenue and expense amounts are translated at average rates during the period. Where the U.S. dollar is the functional currency, translation adjustments are recorded in other income (expense), net in the accompanying consolidated statements of operations.

        Gains and losses realized from transactions, including intercompany balances not considered as permanent investment, denominated in currencies other than an entity's functional currency are included in other income (expense), net in the accompanying consolidated statements of operations.

Concentrations of Credit Risk

        Cash is placed on deposit in major financial institutions in the United States and other countries. Such deposits may be in excess of insured limits. Management believes that the financial institutions that hold the Company's cash are financially sound and, accordingly, minimal credit risk exists with respect to these balances.

        VeriFone's accounts receivable are derived from sales to a large number of direct customers, resellers, and distributors in the Americas, Europe, and the Asia Pacific region. VeriFone performs ongoing evaluations of its customers' financial condition and limits the amount of credit extended when deemed necessary, but generally requires no collateral.

        An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection using specific identification of doubtful accounts and an aging of receivables analysis based on invoice due dates. Actual collection losses may differ from management's estimates, and such differences could be material to the consolidated financial position, results of operations and cash flows. Uncollectible receivables are written off against the allowance for doubtful accounts when all efforts to collect them have been exhausted and recoveries are recognized when they are received. Generally, accounts receivable are past due after 30 days of an invoice date unless special payment terms are provided.

        In the period from November 1, 2001 to June 30, 2002, one customer, First Data and Affiliates, accounted for 21% of net revenues. In the period from July 1, 2002 to October 31, 2002, two customers, First Data and Affiliates and Visanet, accounted for 12% and 11% of net revenues, respectively. In the years ended October 31, 2003 and 2004, one customer First Data and Affiliates, accounted for 15% and 17% of net revenues, respectively. In the three months ended January 31, 2004 and 2005, one customer First Data and Affiliates, accounted for 17% and 12% of net revenues, respectively.

        At October 31, 2003 and 2004, and January 31, 2005 one customer, First Data and Affiliates, accounted for 15%, 22% and 17% of accounts receivable, respectively.

        The Company is exposed to credit loss in the event of nonperformance by counterparties on the foreign currency exchange contracts used to mitigate the effect of exchange rate changes and interest rate caps used to mitigate the effect of interest rate changes. These counterparties are large international financial institutions and to date, no such counterparty has failed to meet its financial obligations to the Company. The Company does not anticipate nonperformance by these counterparties.

        Besides those noted above, the Company has no other off-balance-sheet concentrations of credit risk, such as option contracts or other hedging arrangements at October 31, 2003 and 2004 and January 31, 2005.

Contract Manufacturing

        The Company outsources the manufacturing of its products to contract manufacturers with facilities in China, Mexico, Singapore, and Brazil. The Company also utilizes a third-party service provider in the United States for its equipment repair service.

Fair Value of Financial Instruments

        Financial instruments consist principally of cash and cash equivalents, accounts receivable, accounts payable, notes payable, foreign currency exchange contracts and interest rate caps. The estimated fair value of these instruments, except for the promissory notes payable to shareholders and interest rate caps, approximates their carrying value due to the short period of time to their maturities. Due to the related party nature of the promissory notes payable to shareholders, fair value is not readily determinable. The fair value of financial hedge instruments are based on quotes from brokers using market prices for those or similar instruments.

Derivative Financial Instruments

        The Company uses financial instruments from time to time, such as foreign currency forward contracts, to fix a portion of, but not all, existing and anticipated foreign currency denominated transactions. The terms of financial instruments used are generally consistent with the timing of the foreign currency transactions. Under its foreign currency risk management strategy, the Company utilizes derivative instruments to protect its interests from unanticipated fluctuations in earnings and cash flows caused by volatility in currency exchange rates. This financial exposure is monitored and managed by the Company as an integral part of its overall risk management program which focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results. The Company also enters into interest rate caps in managing its interest rate risk on its variable rate Credit Facility.

        The Company records derivatives on the balance sheet at fair value. Changes in the fair value of derivatives which do not qualify or are not effective as hedges are recognized currently in earnings. The Company does not use derivative financial instruments for speculative or trading purposes, nor does it hold or issue leveraged derivative financial instruments.

        The Company formally documents relationships between hedging instruments and associated hedged items. This documentation includes: identification of the specific foreign currency asset, liability or forecasted transaction being hedged; the nature of the risk being hedged; the hedge objective; and, the method of assessing hedge effectiveness. Hedge effectiveness is formally assessed, both at hedge inception and on an ongoing basis, to determine whether the derivatives used in hedging transactions are highly effective in offsetting changes in foreign currency denominated assets, liabilities and anticipated cash flow or hedged items. When an anticipated transaction is no longer likely to occur, the corresponding derivative instrument is de-designated as a hedge, and changes in fair value of the instrument are recognized in net income. Through January 31, 2005, there had been no derivative instruments that had become ineffective once designated.

        The Company's international sales are primarily denominated in U.S. dollars. For foreign currency denominated sales, however, the volatility of the foreign currency markets represents risk to the Company's margins. The Company defines its exposure as the risk of changes in the functional-currency-equivalent cash flows (generally U.S. dollars) attributable to changes in the related foreign currency exchange rates. In fiscal years 2003 and 2004, the Company entered into certain transactions with forward foreign currency contracts with critical terms designed to match those of the underlying exposure. The Company did not qualify these forward sales contracts as hedging instruments and, as such, records the changes in the fair value of these derivatives immediately in other income (expense), net in the Company's accompanying consolidated statements of operations. The Company had no derivative financial instrument transactions for the period from November 1, 2001 to June 30, 2002 and the period from July 1, 2002 to October 31, 2002. As of October 31, 2003, the Company had outstanding foreign currency forward contracts to sell Brazilian reals and Euros with notional amounts of $6.2 million and $1.5 million, respectively. As of October 31, 2004, the Company had outstanding foreign currency forward contracts to sell Brazilian reals and Australian dollars with notional amounts of $2.0 million and $2.6 million, respectively. As of January 31, 2005, the Company had outstanding foreign currency forward contracts to sell Brazilian reals and Australian dollars with notional amounts of $2.0 million and $2.5 million, respectively. All of the Company's foreign currency forward contracts have original maturities of 35 days or less. The gains or losses on foreign currency forward contracts are recorded in other income (expense), net in the Company's accompanying consolidated statements of operations.

        The Company is exposed to interest rate risk related to its debt, which bears interest based upon the LIBOR rate. On June 30, 2004, the Company entered into a secured credit facility (the "Credit Facility") with a syndicate of financial institutions, led by Banc of America Securities and Credit Suisse First Boston. Under the Credit Facility, the Company is required to fix the interest rate-through swaps, rate caps, collars and similar agreements with respect to at least 30% of the outstanding principal amount of all loans and other indebtedness that have floating interest rates. This interest rate protection must extend through June 30, 2006. In July 2004, the Company purchased a two-year interest rate cap with a notional amount of $50 million under which the Company will receive interest payments if the three-month LIBOR rate exceeds 4%. Additionally, in July 2004, the Company purchased one-year interest rate caps with combined notional amounts of $140 million under which the Company will receive interest payments if the three-month LIBOR rate exceeds 5%. The Company purchased the interest rate caps for a total of $330,000, which was recorded in prepaid expenses and other current assets in the consolidated balance sheet and is being amortized as interest expense over the life of the caps. Since July 2004, three-month LIBOR has remained under 4% and the Company has not received any interest payments to date.

        The interest rate caps were designated as cash flow hedges and are recorded at fair value. Based upon valuations provided by a third party financial institution, the fair value of the interest rate caps as of October 31, 2004 was $69,000 which was recorded in prepaid expenses and other current assets in the consolidated balance sheet, with the related $247,000 unrealized loss recorded as a component of accumulated other comprehensive income, net of $96,000 tax benefit. The fair value of the interest rate caps as of January 31, 2005 was $75,000 which was recorded in prepaid expenses and other current assets in the consolidated balance sheet, with the related $220,000 unrealized loss recorded as a component of accumulated other comprehensive income, net of $86,000 tax benefit.

Cash and Cash Equivalents

        Cash and cash equivalents consist of cash, money market funds, and other highly liquid investments with maturities of three months or less when purchased.

Debt Issuance Costs

        Debt issuance costs are stated at cost, net of accumulated amortization. Amortization expense is calculated using the effective interest method and recorded in interest expense.

Inventories

        Inventories are stated at the lower of standard cost or market. Standard costs approximate the first-in, first-out ("FIFO") method. The Company regularly monitors inventory quantities on hand and records write-downs for excess and obsolete inventories based primarily on the Company's estimated forecast of product demand and production requirements. Such write-downs establish a new cost-basis of accounting for the related inventory. Actual inventory losses may differ from management's estimates.

Shipping and Handling Costs

        Shipping and handling costs are expensed as incurred and are included in cost of net revenue in the accompanying consolidated statements of operations.

Warranty Costs

        The Company accrues for estimated warranty obligations when revenue is recognized based on an estimate of future warranty costs for delivered products. Such estimates are based on historical experience and expectations of future costs. The Company periodically evaluates and adjusts the accrued warranty costs to the extent actual warranty costs vary from the original estimates. The Company's warranty period typically extends from 13 months to five years from the date of shipment. Costs associated with maintenance contracts, including extended warranty contracts, are expensed when they are incurred. Actual warranty costs may differ from management's estimates.

Research and Development Costs

        Research and development costs are expensed as incurred. Costs eligible for capitalization under SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, were zero, $0.1 million, $2.0 million, $2.6 million, $0.7 million and $0.1 million for the period from November 1, 2001 to June 30, 2002, the period from July 1, 2002 to October 31, 2002, the years ended October 31, 2003 and 2004, and the three months ended January 31, 2004 and 2005, respectively. Capitalized software development costs of $2.1 million, $4.6 million and $4.7 million at October 31, 2003 and 2004, and January 31, 2005, respectively, are being amortized on a straight-line basis over the estimated life of the product to which the costs relate, ranging from three to five years. These costs, net of accumulated amortization of $108,000, $806,000 and $1.1 million as of October 31, 2003 and 2004, and January 31, 2005, respectively, are recorded in other assets in the accompanying consolidated balance sheets.

Advertising Costs

        Advertising costs are expensed as incurred and totaled approximately $213,000, $167,000, $136,000, $161,000, $33,000 and $7,000 for the period from November 1, 2001 to June 30, 2002, the period from July 1, 2002 to October 31, 2002, the years ended October 31, 2003 and 2004, and the three months ended January 31, 2004 and 2005, respectively.

Income Taxes

        Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year the differences are expected to reverse. The Company records a valuation allowance to reduce deferred tax assets to the amount that is expected to be realized on a more likely than not basis.

        On November 1, 2001, the Predecessor elected to be treated as an S Corporation for U.S. federal income tax purposes. Therefore, the Predecessor was generally not subject to U.S. federal and state income/franchise taxes. As a result of this election, the Predecessor was deemed for federal and state tax purposes to have liquidated into its S Corporation parent, VeriFone Holding Corp., and the Predecessor's earnings were taxed directly to the stockholders of VeriFone Holding Corp. However, the State of California imposed a 1.5% franchise tax based on any California taxable income earned by the Predecessor.

Comprehensive Income (Loss)

        Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes certain changes in equity that are excluded from results of operations. Specifically, foreign currency translation adjustments and changes in the fair value of derivatives designated as hedges are included in accumulated other comprehensive income in the accompanying consolidated statements of changes in stockholders' deficit and comprehensive income (loss).

Equipment and Improvements

        Equipment and improvements are stated at cost, net of accumulated depreciation and amortization. Equipment and improvements are depreciated on a straight-line basis over the estimated useful lives of the assets, generally two to seven years. The cost of equipment under capital leases is recorded at the lower of the present value of the minimum lease payments or the fair value of the assets and is amortized on a straight-line basis over the shorter of the term of the related lease or the estimated useful life of the asset. Amortization of assets under capital leases is included with depreciation expense.

Goodwill and Other Purchased Intangible Assets

        Goodwill and other purchased intangible assets have been recorded as a result of the Company's acquisition. Goodwill is not amortized, but rather is subject to an annual impairment test. Other intangible assets are amortized over their estimated useful lives, generally 1.5 to five years.

        The Company is required to perform an annual two-step impairment test of goodwill and indefinite-lived intangible assets. Should certain events or indicators of impairment occur between annual impairment tests, the Company performs the two-step impairment test of goodwill and indefinite-lived intangible assets at that date. In the first step of the analysis, the Company's assets and liabilities, including existing goodwill and other intangible assets, are assigned to these identified reporting units to determine their carrying value. Based on how the business is managed, the Company has five reporting units. Goodwill was allocated to the reporting units based on their relative contributions to the Company's operating results. If the carrying value of a reporting unit is in excess of its fair value, an impairment may exist, and the Company must perform the second step of comparing the implied fair value of the goodwill to its carrying value to determine the impairment charge. Through January 31, 2005, no impairment charge has been required.

        The fair value of the reporting units is determined using the income approach. The income approach focuses on the income-producing capability of an asset, measuring the current value of the asset by calculating the present value of its future economic benefits such as cash earnings, cost savings, tax deductions, and proceeds from disposition. Value indications are developed by discounting expected cash flows to their present value at a rate of return that incorporates the risk-free rate for the use of funds, the expected rate of inflation, and risks associated with the particular investment.

Accounting for Impairment of Long-Lived Assets

        The Company periodically evaluates whether changes have occurred that would require revision of the remaining useful life of equipment and improvements and purchased intangible assets or render them not recoverable. If such circumstances arise, the Company uses an estimate of the undiscounted value of expected future operating cash flows to determine whether the long-lived assets are impaired. If the aggregate undiscounted cash flows are less than the carrying amount of the assets, the resulting impairment charge to be recorded is calculated based on the excess of the carrying value of the assets over the fair value of such assets, with the fair value determined based on an estimate of discounted future cash flows. Through January 31, 2005, no significant impairment charges have been required.

Stock-Based Compensation

        Stock-based awards to employees are accounted for under the intrinsic-value method. Accordingly, deferred stock-based compensation is recognized for an option or share purchase right that has an exercise price that is less than the fair value of the common shares and is calculated as the difference between the option exercise price or share purchase right exercise price at the date of grant and the fair value of the Company's common shares at that date. Such deferred stock-based compensation is amortized using the straight-line method over the vesting period, generally a maximum of five years.

        Pro forma information regarding net income and earnings per share has been determined as if the Company had accounted for its employee stock options granted under the fair value method.

        The Company did not grant any options or share purchase rights for the period from November 1, 2001 to June 30, 2002. The fair value of each stock option and stock purchase right was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Period from November 1, 2001 to June 30, 2002		Years ended October 31,		Three months ended January 31,
		Period from July 1, 2002 to October 31, 2002
			2003	2004	2004	2005
	(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor)	(Successor)
					(Unaudited)
Expected life of the options	Not applicable	4 years	4 years	2 years	4 years	4 years
Risk-free interest rate	Not applicable	3.2%	2.8%	3.3%	2.8%	3.2%
Expected stock price volatility	Not applicable	80%	80%	80%	80%	61%
Expected dividend yield	Not applicable	0.0%	0.0%	0.0%	0.0%	0.0%

        The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock option plan has characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models may not necessarily provide a reliable single measure of the fair value of such Company options.

        For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods using the straight-line method. The Company's pro forma information is as follows (in thousands, except per share data):

	Period from November 1, 2001 to June 30, 2002				Three months ended January 31,
		Period from July 1, 2002 to October 31, 2002	Years ended October 31,
			2003	2004	2004	2005
	(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor)	(Successor)
					(Unaudited)
Net income (loss) attributable to common stockholders — as reported	$(19,470)	$(39,250)	$(6,675)	$647	$926	$5,837
Plus: stock based employee compensation expense included in reported net income (loss) attributable to common stockholders	—	17	81	400	22	15
Less: total stock-based employee compensation expense determined under fair value based method for all awards	—	(29)	(114)	(763)	(33)	(112)

Net income (loss) attributable to common stockholders	$(19,470)	$(39,262)	$(6,708)	$284	$915	$5,740

Basic net income (loss) per common share — as reported	$(2.13)	$(0.81)	$(0.14)	$0.01	$0.02	$0.11
Basic net income (loss) per common share — pro forma	$(2.13)	$(0.81)	$(0.14)	$0.01	$0.02	$0.11
Diluted net income (loss) per common share — as reported	$(2.13)	$(0.81)	$(0.14)	$0.01	$0.02	$0.10
Diluted net income (loss) per common share — pro forma	$(2.13)	$(0.81)	$(0.14)	$0.01	$0.02	$0.10

Reclassifications

        Certain prior year figures have been reclassified to conform to the October 31, 2004 presentation.

Earnings Per Share

        Basic earnings (loss) per common share is computed by dividing income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period. The diluted earnings (loss) per common share data is computed using the weighted average number of common shares outstanding plus the effect of common stock equivalents, unless the common stock equivalents are antidilutive.

Segment Reporting

        The Company maintains two operating segments, North America, consisting of U.S. and Canada, and International.

Recent Accounting Pronouncements

        On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment ("Statement 123(R)"), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation ("Statement 123"). Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new standard will be effective for public entities in the first interim or annual reporting period beginning after June 15, 2005. The Company has not yet quantified the impact of Statement 123(R) on its consolidated statement of operations.

        In November 2004, the FASB issued FASB Statement No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4 ("Statement 151"). Statement No. 151 clarifies that abnormal inventory costs such as costs of idle facilities, excess freight and handling costs, and wasted materials (spoilage) are required to be recognized as current period charges. The provisions of Statement No. 151 are effective for fiscal periods beginning after June 15, 2005. The adoption of Statement No. 151 is not expected to have a material impact on the Company's consolidated results of operations, financial position or cash flows.

3.    Acquisition of VeriFone, Inc.

        On July 1, 2002, the Successor effectively acquired 88% of the outstanding Common Stock of VeriFone, Inc. from VeriFone Holding Corp., a wholly owned subsidiary of Gores Technology Group ("Gores"). The Successor's results of operations include the results of operations of VeriFone, Inc. subsequent to July 1, 2002. The transaction was accounted for under the purchase method of accounting.

        The purchase price is as follows (in thousands):

Cash	$159,000
Transaction costs and expenses	5,602

Total purchase price	$164,602

        The acquisition was financed through (i) borrowings of $95 million, including a $35 million revolving and term loan facility with a third party and a $60 million loan agreement with two stockholders (See Note 5), and (ii) proceeds of approximately $1 million from the issuance of Common Stock (See Note 8) and $63 million from the issuance of Class A Preferred Stock (see Note 7). The loan agreement with the stockholders also contained warrants to purchase Common Stock and Class A Preferred Stock (See Note 5). As result of these concurrent transactions with stockholders, the Company, with assistance from a third party valuation specialist, determined and initially recorded for accounting purposes the fair value of the revolving and term loan facility of $35 million, promissory notes payable to stockholders of $51.4 million, Common Stock and warrants to purchase Common Stock of $3.9 million and Class A Preferred Stock and warrants to purchase Class A Preferred Stock of $69.7 million.

        Under the purchase method of accounting, the purchase price as shown in the previous table is allocated to the net tangible and intangible assets based on their estimated fair values as of the date of the completion of the transaction. VeriFone engaged a third-party valuation specialist to assist it in determining the fair values of the assets acquired and the liabilities assumed. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets.

        The purchase price allocation is as follows (in thousands):

Cash	$3,147
Accounts receivable	55,596
Inventories	47,438
Prepaid and other current assets	10,639
Other assets	4,133
Equipment and improvements	3,351
Accounts payable	(32,579)
Income taxes payable	(11,593)
Accrued compensation	(11,225)
Other accrued liabilities	(35,269)
Deferred revenue	(16,346)

Net tangible assets	17,292
Developed and core technology	40,746
Trade name	22,225
Customer relationships	11,634
In-process research and development	17,934
Goodwill	54,771

Total purchase price	$164,602

        VeriFone acquired core and developed technology, which are comprised of products that are technologically feasible, primarily including point-of-purchase solutions for multilane retail, financial, and petroleum applications. Depending on the product, the Company amortizes the value assigned to core and developed technology on a straight-line basis over an estimated useful life of 1.5 to five years.

        The acquired trade name is comprised of the value of the VeriFone name and products in the marketplace. The Company amortizes the value assigned to the trade name on a straight-line basis over an average estimated useful life of five years.

        The Company amortizes the value assigned to customer relationships on a straight-line basis over an estimated useful life of approximately 2.5 years. The value was fully amortized as of October 31, 2004.

        In-process research and development ("IPR&D") represents that portion of the purchase price of an acquisition related to the research and development activities that: (i) have not demonstrated their technological feasibility, and (ii) have no alternative future uses. Accordingly, VeriFone recognized IPR&D expense totaling $17.9 million during the period from July 1, 2002 to October 31, 2002, in conjunction with the acquisition.

        Goodwill, which represents the excess of the purchase price of an investment in an acquired business over the fair value of the underlying net identifiable assets, is not amortized but rather is subject to an annual impairment assessment, at a minimum. The purchase price in excess of the net identifiable tangible and intangible assets reflects the Successor's recognition of the value of the VeriFone, Inc. brand, the significant installed base of equipment, and VeriFone Inc.'s products, services, and support. Goodwill is expected to be deductible for income tax purposes.

        The most significant adjustments to the Predecessor historical carrying amounts of tangible assets acquired and liabilities assumed were inventories (an increase of $10.1 million), deferred revenues (a decrease of $3.8 million), and equipment and improvements (an increase of $3.3 million). The consolidated statement of operations effect of these items collectively contributed approximately $11.3 million to the pretax loss for the period from July 1, 2002 to October 31, 2002, reduced pretax income by approximately $2.4 million and $1.3 million for the years ended October 31, 2003, and 2004, and reduced pretax income by approximately $0.3 million and $0.3 million for the three months ended January 31, 2004 and 2005, consisting of the following (in thousands):

				Three months ended January 31,
	Period from July 1, 2002 to October 31, 2002	Years ended October 31,
		2003	2004	2004	2005
	(Successor)	(Successor)	(Successor)	(Successor)	(Successor)
				(Unaudited)
Inventories	$10,087	$—	$—	$—	$—
Equipment and improvements	281	843	753	198	163
Deferred revenue	981	1,561	519	151	108

	$11,349	$2,404	$1,272	$349	$271

        Critical estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from customer contracts, customer lists, and acquired core and developed technology. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable.

4.    Balance Sheet and Statement of Operations Details

Inventories

        Inventories consisted of the following (in thousands):

	October 31,
			January 31, 2005
	2003	2004
	(Successor)	(Successor)	(Unaudited)
Raw materials	$8,680	$6,104	$6,570
Work-in-process	1,729	2,143	1,592
Finished goods	30,248	23,866	37,357

	$40,657	$32,113	$45,519

Equipment and Improvements

        Equipment and improvements consisted of the following (in thousands):

	October 31,
			January 31, 2005
	2003	2004
	(Successor)	(Successor)	(Successor)
			(Unaudited)
Computer hardware and software	$2,879	$3,759	$3,759
Office equipment, furniture, and fixtures	559	1,447	1,513
Machinery and equipment	917	1,687	1,974
Leasehold improvements	2,693	2,975	3,027

	7,048	9,868	10,273
Accumulated depreciation and amortization	(1,670)	(4,114)	(4,846)

	$5,378	$5,754	$5,427

        At October 31, 2003 and 2004 and January 31, 2005, equipment amounting to $959,000, $1,336,000 and $1,336,000, respectively, was capitalized under capital leases. Related accumulated amortization at October 31, 2003 and 2004 and January 31, 2005 amounted to $285,000, $676,000 and $792,000, respectively.

Purchased Intangible Assets

        Purchased intangible assets subject to amortization consisted of the following (in thousands):

	October 31, 2003			October 31, 2004			January 31, 2005 (unaudited)
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
	(Successor)	(Successor)	(Successor)	(Successor)	(Successor)	(Successor)	(Successor)	(Successor)	(Successor)
Developed technology	$26,304	$14,840	$11,464	$26,304	$21,831	$4,473	$26,304	$23,071	$3,233
Core technology	14,442	3,987	10,455	14,442	6,741	7,701	14,442	7,463	6,979
Trade name	22,225	6,951	15,274	22,225	12,165	10,060	22,225	13,469	8,756
Customer relationships	11,634	6,648	4,986	11,634	11,634	—	11,634	11,634	—

	$74,605	$32,426	$42,179	$74,605	$52,371	$22,234	$74,605	$55,637	$18,968

        Amortization of purchased intangibles was allocated as follows (in thousands):

	Period from November 1, 2001 to June 30, 2002				Three months ended January 31,
		Period from July 1, 2002 to October 31, 2002	Years ended October 31,
			2003	2004	2004	2005
	(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor)	(Successor)
					(Unaudited)
Included in cost of net revenues	$—	$4,679	$14,148	$9,745	$2,994	$1,962
Included in operating expenses	$—	$3,399	$10,200	$10,200	$2,550	$1,304

	$—	$8,078	$24,348	$19,945	$5,544	$3,266

        Estimated amortization expense as of January 31 is as follows (in thousands):

Fiscal Year
2005 (remaining nine months)	$7,043
2006	7,549
2007	4,376

$18,968

Goodwill

        Activity related to goodwill consisted of the following (in thousands):

	Years ended October 31,
			Three months ended January 31, 2005
	2003	2004
	(Successor)	(Successor)	(Successor) (Unaudited)
Balance, beginning of period	$54,771	$54,449	$53,224
Adjustment to valuation allowance for the realization of acquisition-related deferred tax assets	(322)	(1,225)	—

Balance, end of period	$54,449	$53,224	$53,224

Warranty

        Warranty consisted of the following (in thousands):

	Years ended October 31,		Three months ended January 31,
	2003	2004	2004	2005
	(Successor)	(Successor)	(Successor)	(Successor)
			(Unaudited)
Balance, beginning of period	$6,559	$4,561	$4,561	$3,795
Warranty charged to cost of net revenues	2,280	2,124	378	758
Utilization of warranty	(3,660)	(2,865)	(488)	(685)
Changes in estimates	(618)	(25)	(232)	36

Balance, end of period	$4,561	$3,795	$4,219	$3,904

Other Income (Expense)

        Other income (expense), net consisted of the following (in thousands):

	Period from November 1, 2001 to June 30, 2002				Three months ended January 31,
		Period from July 1, 2002 to October 31, 2002	Years ended October 31,
			2003	2004	2004	2005
	(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor)	(Successor)
					(Unaudited)
Loss on debt extinguishment	$—	$—	$—	$(9,810)	$—	$—
Refund of foreign unclaimed pension benefits	—	—	2,820	—	—	—
Gain on sale of assets	1,749	—	—	—	—	—
Foreign currency transaction gains (losses)	185	(5,198)	1,246	252	246	14
Foreign currency contract losses	—	—	(1,145)	(2,425)	(608)	(220)
Other	(240)	294	636	114	54	6

	$1,694	$(4,904)	$3,557	$(11,869)	$(308)	$(200)

Accumulated Other Comprehensive Income

        Accumulated other comprehensive income consisted of the following (in thousands):

	October 31,
			January 31, 2005
	2003	2004
	(Successor)	(Successor)	(Successor) (Unaudited)
Foreign currency translation adjustments, net of tax of $375, $535 and $780	$185	$418	$596
Unrecognized loss on interest rate hedges, net of tax of zero, $96 and $86	—	(151)	(135)

	$185	$267	$461

        Income tax expense (benefit) allocated to the components of accumulated other comprehensive income (loss) consisted of the following (in thousands):

	Period from November 1, 2001 to June 30, 2002				Three months ended January 31,
		Period from July 1, 2002 to October 31, 2002	Years ended October 31,
			2003	2004	2004	2005
	(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor)	(Successor)
					(Unaudited)
Foreign currency translation adjustments	$—	$—	$375	$160	$122	$245
Unrealized losses on interest rate hedges	—	—	—	(96)	—	10

	$—	$—	$375	$64	$122	$255

5.    Financing

        The Company's financings consisted of the following (in thousands):

	October 31,
			January 31, 2005
	2003	2004
	(Successor)	(Successor)	(Successor) (Unaudited)
Secured credit facility
Revolver	$—	$—	$—
Term B loan	—	189,525	189,050
Second lien loan	—	72,000	72,000
Term and revolving note payable facility
Revolving promissory notes payable	17,212	—	—
Term note payable	10,000	—	—
Promissory note payable to stockholders, net of unamortized discount of $8,047	51,953	—	—
Capital leases	681	662	540

	79,846	262,187	261,590
Less revolver	(17,212)	—	—
Less current portion	(10,318)	(2,308)	(2,240)

	$52,316	$259,879	$259,350

Secured Credit Facility

        On June 30, 2004, the Company entered into a secured credit facility (the "Credit Facility") with a syndicate of financial institutions, led by Banc of America Securities and Credit Suisse First Boston. The Company used the proceeds from the Credit Facility to i) repay all amounts outstanding under the Term and Revolving Notes Payable Facility and the promissory notes payable to stockholders, ii) redeem all outstanding Preferred Stock, and iii) pay a dividend to common stockholders. The Company recorded a loss of $9.8 million in the year ended October 31, 2004, on early extinguishment of the debt which was recorded in other income (expense), net in the consolidated statements of operations. The Credit Facility consists of a Revolver permitting borrowings up to $30 million, a Term B Loan of $190 million, and a Second Lien Loan of $72 million. The Credit Facility is guaranteed by the Company and its subsidiaries and is secured by collateral including substantially all of the Company's assets and stock of the Company's subsidiaries. As of October 31, 2004, the interest rate on the Term B Loan was 4.63% and the Second Lien credit facility was 8.13%. For the period from June 30, 2004 to October 31, 2004 the weighted average interest rate on the Credit Facility was 5.08%. As of January 31, 2005, the interest rate on the Term B Loan was 5.23% and the Second Lien credit facility was 8.73%. For the three months ended January 31, 2005 the weighted average interest rate on the Credit Facility was 5.59%. The Company also pays a commitment fee on the unused portion of the Revolver under its Credit Facility at a rate that varies between 0.375% and 0.5% per annum depending upon its consolidated total leverage ratio.

        At the Company's option, the Revolver bears interest at a rate of either 2.75% over the three-month LIBOR, which was 2.13% and 2.73% at October 31, 2004 and January 31, 2005, or 1.75% over the lender's base rate, which was 4.75% and 5.25% at October 31, 2004 and January 31, 2005, respectively. The entire $30 million Revolver was available for borrowing to meet short-term working capital requirements at October 31, 2004 and January 31, 2005. At the Company's option, borrowings on the Term B Loan bear interest at a rate of either 2.50% over the three-month LIBOR or 1.50% over the lender's base rate. At the Company's option, borrowings on the Second Lien Loan generally bear interest at a rate of either 6.00% over the three-month LIBOR or 5.00% over the lender's base rate. Interest payments are due monthly, bi-monthly, quarterly or bi-quarterly at the Company's option. The lender's base rate is the greater of the Fed Funds rate plus 50 basis points or the Bank of America prime rate.

        The respective maturity dates on the components of the Credit Facility are June 30, 2009, June 30, 2011 and December 31, 2011 for the Revolver, Term B Loan, and Second Lien Loan.

        The terms of the Credit Facility require the Company to comply with financial covenants, including maintaining leverage, and fixed charge coverage ratios, obtaining protection against fluctuation in interest rates, and limits on capital expenditure levels at the end of each fiscal quarter. As of January 31, 2005, the Company was required to maintain a senior leverage ratio of not greater than 3.6 to 1.0, a maximum leverage ratio of not greater than 5.0 to 1.0 and a fixed charge ratio of at least 2.0 to 1.0. Some of the financial covenants become more restrictive over the term of the Credit Facility. Noncompliance with any of the financial covenants without cure or waiver would constitute an event of default under the Credit Facility. An event of default resulting from a breach of a financial covenant may result, at the option of lenders holding a majority of the loans, in an acceleration of repayment of the principal and interest outstanding and a termination of the revolving Credit Facility. The Credit Facility also contains nonfinancial covenants that restrict some of the Company's activities, including, its ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, make capital expenditures and engage in specified transactions with affiliates. The Credit Facility also contains customary events of default, including defaults based on events of bankruptcy and insolvency, nonpayment of principal, interest or fees when due, subject to specified grace periods, breach of specified covenants, change in control and material inaccuracy of representations and warranties. The Company was in compliance with its financial and nonfinancial covenants as of October 31, 2004 and January 31, 2005.

Term and Revolving Notes Payable Facility

        In July 2002, the Company entered into a loan and security agreement with a financial institution to borrow $15 million under a term promissory note and up to $45 million under a revolving promissory note. Upon signing of the agreement, the Company borrowed $15 million under the term promissory note and $20 million under the revolving note to partially fund the acquisition of VeriFone, Inc. On June 30, 2004, the Company repaid all balances outstanding under the Term and Revolving Notes Payable Facility.

        The term promissory note bore interest at the Prime Rate plus 3.0% (7.00% at October 31, 2003), and the revolving promissory note bore interest at the Prime Rate plus 0.5% (4.50% at October 31, 2003). Interest was due monthly and was calculated based on the amounts outstanding under each note.

Promissory Notes Payable to Stockholders

        In July 2002, the Company entered into a loan agreement with two stockholders and borrowed an aggregate of $60 million under certain promissory notes to facilitate the acquisition of VeriFone, Inc. The notes bore interest at 13.0% per annum, which was payable quarterly, and were due in full in July 2012. The promissory notes were repaid on June 30, 2004.

        In conjunction with the loan agreement, the stockholders were issued warrants to purchase an aggregate of 5,154,204 shares of Voting Common Stock for $0.0067 per share and an aggregate of 8,418 shares of Class A Preferred Stock for $0.01 per share. The exercise price was deemed paid upon issuance of the promissory notes. Certain lenders immediately exercised warrants to purchase 2,577,102 shares of Voting Common Stock and 8,418 shares of Class A Preferred Stock. As of October 31, 2003, the warrants to purchase the remaining 2,577,102 shares of Voting Common Stock were outstanding and were exercisable through July 1, 2012. On June 28, 2004 the outstanding warrants were exercised.

        With the assistance of a third-party valuation specialist, the Company determined the fair value of the warrants to purchase shares of Voting Common Stock to be approximately $0.4 million and warrants to purchase shares of Class A Preferred Stock to be approximately $8.1 million, which were recorded as equity and mezzanine equity, respectively, and a discount to the promissory notes payable to stockholders. Prior to repayment of the promissory notes payable to stockholders, the discount on the notes was amortized to interest expense using the effective interest method over the contractual term of the notes payable to stockholders. The unamortized debt discount of $7.8 million at June 30, 2004 was included as part of the loss on debt extinguishment included in other income (expense), net in the accompanying consolidated statements of operations. After consideration of the debt discount, the effective interest rate was 15.8% at October 31, 2003.

Capital Leases

        The Company leases certain equipment under capital leases. Payments due under capital leases as of October 31, 2004, are as follows (in thousands):

Twelve months ending October 31:
2005	$438
2006	153
2007	62
2008	39
2009	12

Total minimum lease payments	704
Amount representing interest	(42)

Present value of minimum lease payments	662
Less current portion	(408)

Long-term portion	$254

Principal Payments

        Principal payments due for financings, including capital leases, over the next eight years are as follows (in thousands):

Twelve months ending October 31:
2005	$2,338
2006	2,053
2007	1,962
2008	1,939
2009	1,912
2010	1,900
2011	178,125
2012	72,000

262,229
Amount representing interest on capital leases	(42)

$262,187

6.    Income Taxes

        For the period from November 1, 2001 to June 30, 2002 the Predecessor was organized as a Subchapter S corporation. Effective with the Successor's acquisition of the Predecessor, the Company became a C corporation.

        On November 1, 2001, the Predecessor elected qualified Subchapter S subsidiary status in accordance with the Internal Revenue Code of 1986, as amended. Therefore, the Predecessor was generally not subject to U.S. federal and state income/franchise taxes on income earned subsequent to such date. As a result of this election, the Predecessor was deemed for federal and state tax purposes to have liquidated into its S Corporation parent, VeriFone Holding Corp., and the Predecessor's earnings were taxed directly to the stockholders of VeriFone Holding Corp. However, the State of California imposes a 1.5% franchise tax based on any California taxable income earned by the Predecessor.

        Income (loss) before income taxes consisted of the following (in thousands):

	Period from November 1, 2001 to June 30, 2002	Period from July 1, 2002 to October 31, 2002	Years ended October 31,
			2003	2004
	(Predecessor)	(Successor)	(Successor)	(Successor)
U.S.	$(16,720)	$(40,938)	$9,286	$3,372
Foreign	1,843	2,397	3,251	7,205

	$(14,877)	$(38,541)	$12,537	$10,577

        The provision (benefit) for income taxes consisted of the following (in thousands):

	Period from November 1, 2001 to June 30, 2002	Period from July 1, 2002 to October 31, 2002	Years ended October 31,
			2003	2004
	(Predecessor)	(Successor)	(Successor)	(Successor)
Current:
Federal	$449	$—	$8,924	$9,453
State	59	122	2,082	1,836
Foreign	1,563	676	521	2,599

	2,071	798	11,527	13,888

Deferred:
Federal	2,500	(4,854)	275	(8,291)
State	400	(694)	39	(1,185)
Foreign	(378)	241	455	559

	2,522	(5,307)	769	(8,917)

Provision (benefit) for income taxes	$4,593	$(4,509)	$12,296	$4,971

        A reconciliation of taxes computed at the federal statutory income tax rate to the provision (benefit) for income taxes is as follows (in thousands):

	Period from November 1, 2001 to June 30, 2002	Period from July 1, 2002 to October 31, 2002	Years ended October 31,
			2003	2004
	(Predecessor)	(Successor)	(Successor)	(Successor)
Provision (benefit) computed at the federal statutory rate	$(5,207)	$(13,511)	$4,388	$3,702
State income tax (benefit), net of federal tax benefit	459	(372)	1,379	423
Foreign income taxes	1,185	540	—	(234)
Valuation allowance	286	8,196	6,565	1,239
Losses not benefited due to qualified Subchapter S status	4,920	—	—	—
Write-off of net domestic deferred tax assets recorded in prior periods due to qualified Subchapter S subsidiary election in current period	2,500	—	—	—
Other	450	638	(36)	(159)

	$4,593	$(4,509)	$12,296	$4,971

        The Company's effective tax rate was 47% for the three months period ended January 31, 2004. The Company's effective tax rate was 32% for the three months period ended January 31, 2005. The reduction in the Company's effective tax rate during the three months period ended January 31, 2005 is primarily due to anticipated reductions in the Company's valuation allowances in fiscal year 2005 for deferred tax assets as temporary differences related to the amortization of purchased intangibles are expected to be realized for tax purposes.

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's deferred tax assets and liabilities were as follows (in thousands):

	Years ended October 31,
	2003	2004
	(Successor)	(Successor)
Deferred tax assets:
Inventories	$720	$1,844
Net operating loss carryforwards	6,539	5,518
Accrued expenses and reserves	4,053	6,400
Deferred revenue	1,680	2,756
Depreciation	601	393
Acquisition related items	16,802	21,964
Foreign currency	—	37
Foreign tax credit	—	1,090
Other assets	205	—
Valuation allowance	(23,385)	(23,945)

Total deferred tax assets	7,215	16,057

Deferred tax liabilities:
Lease receivable	(401)	(144)
Inventories	—	(315)
Foreign currency	(696)	(535)
Unremitted earnings of foreign subsidiaries	(700)	(541)
Other	(869)	(651)

Total deferred tax liabilities	(2,666)	(2,186)

Net deferred tax assets	$4,549	$13,871

        At October 31, 2004, the Company had recorded net deferred tax assets of $13.9 million. The realization of the deferred tax assets is primarily dependent on the Company generating sufficient U.S. and certain foreign taxable income in fiscal years 2005, 2006, and 2007 as forecasted by management. Although realization is not assured, the Company's management believes that it is more likely than not that these deferred tax assets will be realized. The amount of deferred tax assets considered realizable, however, may increase or decrease when the Company reevaluates the underlying basis for its estimates of future taxable income.

        At October 31, 2003 and 2004, the Company had recorded a valuation allowance for deferred tax assets of $23.4 and $23.9 million, respectively. Approximately $3.9 million of deferred tax assets subject to the valuation allowance are attributable to acquisition-related items that, when realized, may reduce goodwill. During the years ended October 31, 2003 and 2004, goodwill was reduced by approximately $0.3 million and $1.2 million as a result of a reduction in the valuation allowance for acquisition-related deferred tax assets that were realized.

        The Company had aggregate net operating loss carryforwards (NOLs) in various foreign countries of approximately $20.0 million at October 31, 2004. The Company has provided a full valuation allowance on deferred tax assets recorded in connection with the foreign NOLs in countries where management believes that it is more likely than not that such deferred tax assets will not be realized. Approximately $11.3 million of foreign NOLs may be carried forward indefinitely. The remaining balance of approximately $8.7 million of foreign NOLs is subject to limited carryfoward terms of 5 to 15 years. NOLs of $1.4 million, $3.8 million and $2.3 million will expire in 2006, 2007 and 2008, respectively, if not utilized.

        The Predecessor's deferred tax asset valuation allowance increased $3.2 million and the Successor's increased $9.4 million, $10.8 million and $0.6 million in the period from November 1, 2001 to June 30, 2002, the period from July 1, 2002 to October 31, 2002 and the years ended October 31, 2003 and 2004, respectively.

        The Company has not provided U.S. taxes on certain non-U.S. subsidiaries for which the earnings are permanently reinvested. These subsidiaries had accumulated earnings of approximately $0.5 million as of October 31, 2004. No U.S. tax liability would be incurred if these earnings were remitted to the U.S. parent.

7.    Nonvoting Class A Redeemable Convertible Preferred Stock

        On June 30, 2004, the Company redeemed all outstanding Class A Redeemable Convertible Preferred Stock ("Class A Preferred Stock"), including Restricted Class A Preferred Stock, for $1,000 per share plus all accrued and unpaid dividends aggregating to $86.2 million.

        The Class A Preferred Stock and warrants to purchase shares of Class A Preferred Stock were initially recorded at fair value of $69.7 million and classified as mezzanine equity because representatives of the holders of the Class A Preferred Stock control a majority of the board of directors and, as such, the redemption of the Class A Preferred Stock is outside the control of the Company. Since the Class A Preferred stock was therefore considered immediately redeemable on the date of issuance, the difference between the redemption amount and the carrying value of approximately $3.0 million was accreted at the date of issuance. Further, since the dividend rate is fixed and the dividends accrue and accumulate regardless of whether or not declared by the board or directors, they have been accreted in each period as a deemed dividend. Deemed dividends were $2.2 million, $6.9 million, and $5.0 million for the period from July 1, 2002 to October 31, 2002 and the years ended October 31, 2003 and 2004, respectively.

        Dividends on each share of Class A Preferred Stock accrued on a daily basis at a rate of 9% per annum of the sum of the liquidation value ($1,000) thereof, plus accumulated and unpaid dividends thereon. To the extent not paid on March 31, June 30, September 30, and December 31 of each year, all dividends that had accrued on each share of Class A Preferred Stock outstanding accumulated and remained accumulated until paid.

        At the request of a majority of the holders of the Class A Preferred Stock, the Company would have applied the net proceeds from any public offering to redeem all or any portion of the shares of Class A Preferred Stock then outstanding at $1,000 per share of Class A Preferred Stock plus accrued and unpaid dividends.

        On July 1, 2002, the Company sold 3,302 shares of Class A Preferred Stock to DGB Investments, Inc., a company controlled by the Company's Chief Executive Officer ("CEO"), pursuant to a senior management agreement at a price of $1,000 per share in consideration for cash. In the event the CEO ceased to be employed by the Company or any of its subsidiaries, the agreements would have permitted the Company to repurchase any or all of these shares of Class A Preferred Stock at $1,000 per share plus all accrued and unpaid dividends. On June 30, 2004, the Company also redeemed all of DGB Investments, Inc. shares of Class A Preferred Stock.

8.    Stockholders' Deficit

Common Stock

        The Company is authorized to issue shares of both Voting and Nonvoting Common Stock. The rights and privileges for each share of Nonvoting Common Stock are identical to and rank equally with those of Voting Common Stock except they are nonvoting.

        On June 30, 2004 the Company paid a dividend to Voting and Nonvoting Common Shareholders of $1.72 per share for an aggregate dividend of $97.4 million.

  Restricted Common Stock

        On July 1, 2002, the Company sold for cash, 2,021,791 shares of Voting Common Stock to DGB Investments, Inc. and 3,910,428 shares of Voting Common Stock to the CEO of VeriFone, Inc. pursuant to a senior management agreement at a price of $0.0333 per share. The Company has a right to repurchase any or all of 3,910,428 shares of Voting Common Stock sold to the CEO at the original sale price in the event the CEO ceases to be employed by the Company or any of its subsidiaries. This right lapses at a rate of 20% per year. Upon sale of the Company, any remaining unvested shares will become vested. At October 31, 2002, 2003 and 2004 and January 31, 2005, respectively, 3,910,428, 3,128,342, 2,346,257 and 2,346,257 shares of Voting Common Stock issued to the CEO under the senior management agreement remained subject to this lapsing repurchase right.

        Further, in the event the CEO ceases to be employed by the Company or any of its subsidiaries, the agreement permits the Company to repurchase 2,021,791 shares of Voting Common Stock sold to DGB Investments, Inc., plus that number of shares of Voting Common Stock sold to the CEO for which the lapsing repurchase right has expired, at the fair value on the date of separation. However, if the CEO were to be terminated for cause, the repurchase price would be the original sale price. Upon the sale of the Company or the closing of a public offering, all repurchase rights cease. At October 31, 2002, 2003 and 2004 and January 31, 2005, 2,021,791 shares of Voting Common Stock sold to DGB Investments, Inc. remained subject to the repurchase right. At October 31, 2002, 2003 and 2004 and January 31, 2005, respectively, nil, 782,086, 1,564,171 and 1,564,171 shares of Voting Common Stock sold to the CEO remained subject to this repurchase right.

        On July 1, 2002, the Company adopted the 2002 Securities Purchase Plan (the "Plan"), under which the board of directors may sell stock to employees, directors, consultants, or advisors of the Company in such quantity, at such price, on such terms, and subject to such conditions as established by the board of directors.

        On July 1, 2002, the Company sold 1,199,198 shares of Voting Common Stock to eight executives of VeriFone, Inc. pursuant to the Plan at a price of $0.0333 per share. In February and March 2003, the Company sold a total of 729,947 shares of Voting Common Stock to three executives of VeriFone, Inc.

pursuant to the Plan at a price of $0.0333 per share. The Company has the right to repurchase any or all of the shares of Voting Common Stock issued to the executives at the lesser of the original exercise price or the fair value on the date of separation in the event that the executives cease to be employed by the Company or any of its subsidiaries. This right lapses at a rate of 20% per year. Upon the sale of the Company, all remaining unvested shares will become vested. At October 31, 2002, 2003 and 2004 and January 31, 2005, respectively, 1,199,198, 1,689,306, 740,378 and 677,810 shares of Voting Common Stock remained subject to this lapsing repurchase right.

        Further, in the event an executive ceases to be employed by the Company or any of its subsidiaries, the agreements permit the Company to repurchase that number of shares of Voting Common Stock for which the lapsing repurchase right has expired at the fair value on the date of separation. However, if an executive were terminated for cause, the repurchase price would be the original sale price. Upon the sale of the Company or the closing of a public offering, all repurchase rights cease. At October 31, 2002, 2003 and 2004 and January 31, 2005, respectively, zero, 239,839, 742,111 and 752,539 shares had vested under the Plan.

        In connection with the sale of Voting Common Stock on July 1, 2002 and in February and March 2003, the Company recorded deferred stock-based compensation of $251,000 and $195,000, respectively. The deferred stock-based compensation represents the difference between the fair value of the Company's Voting Common Stock for accounting purposes and the original sale price. The Company is amortizing the deferred stock-based compensation to expense on a straight-line basis over the vesting period. During the period from November 1, 2001 to June 30, 2002, the period from July 1, 2002 to October 31, 2002, and the years ended October 31, 2003, 2004 and three months ended January 31, 2004 and 2005, the Company recorded zero, $17,000, $81,000, $63,000, $22,000 and $13,000 of stock compensation expense, which was included in general and administrative expenses in the accompanying consolidated statements of operations.

        During the year ended October 31, 2004, several executives ceased to be employed by the Company and the Company repurchased 446,658 unvested shares of Voting Common Stock for $15,000. As a result, deferred compensation of $139,000 previously recognized related to the repurchased shares was reversed. During the year ended October 31, 2004, the Company recognized $337,000 in stock based compensation as a result of a modification to accelerate vesting on a portion of various executives' unvested shares upon departure from the Company, which was included in general and administrative expenses in the accompanying consolidated statements of operations.

  New Founders' Stock Option Plan

        On April 30, 2003, the Company adopted the New Founders' Stock Option Plan (the "Option Plan") for executives and employees of the Company. A total of 1,500,000 shares of the Company's Nonvoting Common Stock have been reserved for issuance under the Option Plan. Stock options have a maximum term of 10 years. Stock options granted generally vest over a period of five years from the date of grant. Upon termination of employment prior to a public offering, the Company has a right to repurchase the shares issued upon exercise of the options at fair value.

        A summary of activity in the Option Plan and related information is as follows:

	Years Ended October 31,				Three months ended January 31,
	2003		2004		2005
	Shares under Option	Weighted Average Exercise Price	Shares under Option	Weighted Average Exercise Price	Shares under Option	Weighted Average Exercise Price
	(Successor)		(Successor)		(Successor) (Unaudited)
Balance beginning of period	—		668,420	$3.05	1,292,940	$3.06
Options granted	715,300	$3.05	742,000	$3.07	187,000	$10.00
Options exercised	(5,000)	$3.05	(14,525)	$3.05	(8,000)	$3.05
Options canceled	(41,880)	$3.05	(102,955)	$3.05	(13,740)	$3.05

Balance end of period	668,420	$3.05	1,292,940	$3.06	1,458,200	$3.95

Exercisable at end of period	162,120	$3.05	256,045	$3.05	295,400	$3.05

        Additional information about the Company's stock options outstanding as of January 31, 2005:

	Options Outstanding			Options Exercisable
Range of exercise price	Shares under Option	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares under Option	Weighted Average Exercise Price
$3.05 - $10.00	1,458,200	9 years	$3.95	295,400	$3.05

        The weighted-average fair value of restricted stock issued was $0.06 and $0.27 for the period from July 1, 2002 to October 31, 2002 and the year ended October 31, 2003, respectively. The weighted-average fair value of options granted for Nonvoting Common Stock was 0.002 and 1.42, 1.10 and 6.18 during the years ended October 31, 2003 and 2004 and the three months ended January 31, 2004 and 2005, respectively. At October 31, 2003 and 2004 and January 31, 2005, respectively, 5,000, 3,240 and zero shares of Nonvoting Common Stock were subject to repurchase within 90 days of the stockholders' termination of employment. The Company has reserved 1,480,475 shares of Nonvoting Common Stock for issuance under the Option Plan.

        Pursuant to EITF 00-23, Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44, the $97.4 million dividends paid on June 30, 2004 to voting and nonvoting Common Stockholders constituted an equity restructuring. As a result, the Company adjusted the exercise price of outstanding stock options in order to maintain the ratio of the fair value of common stock to the exercise price of the options before and after the dividend. As a result, this modification to the outstanding stock options has no accounting consequence. However, since the Company did not adjust the number of outstanding stock options to maintain the negative intrinsic value, cancellation accounting is applicable to the 429,615 additional stock options that would have been necessary to maintain the negative intrinsic value.

        In connection with the issuance of options to purchase shares of Nonvoting Common Stock in the three months ended January 31, 2004 and 2005, the Company recorded deferred stock-based compensation of nil and $298,000, respectively. The deferred stock-based compensation represents the difference between the fair value of the Company's Nonvoting Common Stock for accounting purposes and the original exercise price on the date of grant. The Company is amortizing the deferred stock-based compensation to expense on a straight-line basis over the vesting period. During the three months ended January 31, 2005, the Company did not record any stock compensation expense because the options began vesting subsequently to January 31, 2005.

Director's Stock Option Plan

        In January, 2005, the Company adopted the Outside Directors' Stock Option Plan (the "Directors' Plan") for members of the Board of Directors of the Company who are not employees of the Company or representatives of major stockholders of the Company. A total of 225,000 shares of the Company's Voting Common Stock have been reserved for issuance under the Directors' Plan. The Directors' Plan provides for a grant to each director, upon initial appointment to the board, options to purchase 30,000 shares of Voting Common Stock and, each year thereafter, options to purchase an additional 7,500 shares of Voting Common Stock. Stock options have a maximum term of 7 years. Stock options granted generally vest over a period of four years from the date of grant.

        A summary of activity in the Directors' Plan and related information is as follows:

	Three months ended January 31, 2005
	Shares under Option	Weighted Average Exercise Price
	(Successor)
Options granted	90,000	$10.00
Options exercised	—	—
Options canceled	—	—

Balance end of year	90,000	$10.00

Exercisable at end of period	—	—

        Additional information about the Directors' Plan options outstanding as of January 31, 2005:

	Options Outstanding			Options Exercisable
Range of exercise price	Shares under Option	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares under Option	Weighted Average Exercise Price
$10.00	90,000	7 years	$10.00	—	—

        The weighted-average fair value of options granted for the Directors' Plan was 6.18 during the three months ended January 31, 2005. The Company has reserved 225,000 shares of Voting Common Stock for issuance under the Directors' Plan of which 135,000 are available for grant.

        In connection with the issuance of options to purchase shares of Voting Common Stock in the three months ended January 31, 2004 and 2005, the Company recorded deferred stock-based compensation of nil and $144,000, respectively. The deferred stock-based compensation represents the difference between the fair value of the Company's Voting Common Stock for accounting purposes and the original exercise price on the date of grant. The Company is amortizing the deferred stock-based compensation to expense on a straight-line basis over the vesting period. During the three months ended January 31, 2005, the Company recorded $2,000 of stock compensation expense, which was included in general and administrative expenses in the accompanying consolidated statements of operations.

9.    Earnings per Common share

        Basic earnings (loss) per common share is computed by dividing income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period. The diluted earnings (loss) per common share data is computed using the weighted average number of common shares outstanding plus the effect of common stock equivalents, unless the common stock equivalents are antidilutive.

        The following details the computation of the loss per common share (in thousands, except per share data):

					Three months ended January 31,
	Period from November 1, 2001 to June 30, 2002	Period from July 1, 2002 to October 31, 2002	Years ended October 31,
			2003	2004	2004	2005
	(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor)	(Successor)
					(Unaudited)
Numerator:
Net income (loss) attributable to common stockholders	$(19,470)	$(39,250)	$(6,675)	$647	$926	$5,837

Denominator:
Weighted-average shares of Voting and Non Voting Common Stock outstanding	9,121	53,569	54,087	54,891	54,304	56,425
Less: weighted-average shares subject to repurchase	—	(5,110)	(5,218)	(4,166)	(4,817)	(3,028)

Weighted-average shares used in computing basic net income (loss) per common share	9,121	48,459	48,869	50,725	49,487	53,397
Add dilutive securities:
Weighted-average shares subject to repurchase	—	—	—	4,166	4,817	3,028
Warrants to purchase Voting Common Stock	—	—	—	1,697	2,577	—
Restricted stock and stock options	—	—	—	—	—	703

Weighted-average shares used in computing diluted net income (loss) per common share	9,121	48,459	48,869	56,588	56,881	57,128

Net income (loss) per common share:
Basic	$(2.13)	$(0.81)	$(0.14)	$0.01	$0.02	$0.11

Diluted	$(2.13)	$(0.81)	$(0.14)	$0.01	$0.02	$0.10

        As of October 31, 2003 options to purchase 668,420 shares of Nonvoting Common Stock were outstanding. As of October 31, 2002 and 2003 warrants to purchase 2,577,102 share of Voting Common Stock were outstanding. Due to the anti-dilutive nature of these options and warrants, there is no effect on the calculation of weighted average shares for diluted net loss per common share. As of October 31, 2004 and January 31, 2005, options to purchase 1,292,940 and 640,738 shares of Nonvoting Common Stock were excluded from the calculation of weighted average shares for diluted net income per share as they were anti-dilutive. Prior to redemption, Class A Preferred Stock had been excluded from the determination of fully diluted net income per share due to the contingent nature of the conversion right.

10.    Commitments and Contingencies

Commitments

        The Company leases certain real and personal property under noncancelable operating leases. Additionally, the Company subleases certain real property to third parties. Future minimum lease payments and sublease rental income under these leases as of October 31, 2004, were as follows (in thousands):

	Minimum Lease Payments	Sublease Rental Income	Net Minimum Lease Payments
Twelve months ending October 31:
2005	$5,771	$(235)	$5,536
2006	5,406	(179)	5,227
2007	3,489	(41)	3,448
2008	2,683	—	2,683
2009	1,308	—	1,308
Thereafter	262	—	262

	$18,919	$(455)	$18,464

        Certain leases require the Company to pay property taxes, insurance and routine maintenance, and include rent escalation clauses. Rent expense was approximately $4.8 million, $2.2 million, $6.4 million and $6.6 million for the period from November 1, 2001 to June 30, 2002, the period from July 1, 2002 to October 31, 2002, and the years ended October 31, 2003 and 2004, respectively. Sublease rental income totaled approximately $475,000, $129,000, $422,000 and $500,000 for the period from November 1, 2001 to June 30, 2002, the period from July 1, 2002 to October 31, 2002, and the years ended October 31, 2003 and 2004, respectively.

Contingencies

        The Company has entered into manufacturing agreements with third-party contract manufacturers with facilities in China, Mexico, Singapore, and Brazil to manufacture substantially all of the Company's inventories. The agreements require the Company to provide each manufacturer with a master purchase order on a monthly basis, which constitutes a binding commitment by the Company to purchase materials produced by the manufacturer as specified in the master purchase order. The total amount of purchase commitments as of October 31, 2004 and January 31, 2005 was approximately $37.4 million and $42.0 million, respectively. Of this amount, $1.1 million and $1.1 million has been recorded in other current liabilities in the accompanying consolidated balance sheet as of October 31, 2004 and January 31, 2005, respectively because the commitment may not have future value to the Company.

        The Company is primarily self-insured for employee health and dental costs, but has stop-loss insurance coverage to limit per-incident liability. The Company believes that adequate accruals are maintained to cover the retained liability. The accrual for self-insurance is determined based on claims filed and an estimate of claims incurred but not yet reported.

        The Company is subject to various legal proceedings related to patent, commercial, customer, and employment matters that have arisen during the ordinary course of its business. Although there can be no assurance as to the ultimate disposition of these matters, the Company's management has determined, based upon the information available at the date of these financial statements, that the expected outcome of these matters, individually or in the aggregate, will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

11.    Related-Party Transactions

Predecessor

        The Predecessor paid management fees of $2,045,000 to VeriFone Holding Corp. during the period from November 1, 2001 to June 30, 2002. These management fees are included in general and administrative expenses in the accompanying consolidated statement of operations.

        In June 2002, the Predecessor's former finance subsidiary forgave approximately $21.4 million of amounts owed to it by the Predecessor, and such amounts have been recorded as forgiveness of affiliate debt in the accompanying consolidated statement of stockholder's deficit and comprehensive loss.

Successor

        For the period from July 1, 2002 to October 31, 2002, the years ended October 31, 2003 and 2004 and the three months ended January 31, 2004 and 2005, respectively, the Company recorded $83,000, $250,000, $250,000, 63,000 and 63,000 of management fees payable to GTCR Golder Rauner, L.L.C., an affiliate of a stockholder. In the accompanying consolidated balance sheets at October 31, 2003 and 2004 and January 31, 2005, $271,000, zero and $21,000, respectively, are included in other current liabilities. These fees are included in general and administrative expenses in the accompanying consolidated statements of operations.

        In July 2002, the Company paid a placement fee of $1,603,593 to GTCR Golder Rauner, L.L.C., for services related to the debt and equity financings described in Notes 5 and 7 pursuant to a professional services agreement requiring a 1% placement fee on any new debt or equity financings. The Company recorded $1,010,484 of the commission as debt issuance costs and $593,109 as equity issuance costs based on the value of debt and equity raised. The debt issuance costs were amortized over the term of the related debt. The Company recorded amortization of the debt issuance costs related to these costs of $135,000, $404,000 and $219,000, respectively, for the period from July 1, 2002 to October 31, 2002, and the years ended October 31, 2003 and 2004, which is included in interest expense in the accompanying consolidated statements of operations. The debt amortization ceased on June 30, 2004 when the Company repaid the debt and the remaining unamortized costs were included in the determination of loss on debt extinguishment in other income (expenses), net in the accompanying consolidated statements of operations. In June 2004, the Company paid a placement fee of $2,920,000 to GTCR Golder Rauner, L.L.C., for services related to the new Credit Facility described in Note 5. The debt issuance costs are being amortized over the term of the related debt. The Company recorded amortization of debt issuance costs related to these costs of $98,000 for the year ended October 31, 2004 and $78,000 for the three months ended January 31, 2005 which is included in interest expense in the accompanying consolidated statements of operations.

        During the period from July 1, 2002 to October 31, 2002, the years ended October 31, 2003 and 2004 and the three months ended January 31, 2004, respectively, the Company accrued $2.6 million,

$7.8 million, $5.2 million and $1.95 million of interest on the promissory notes payable to stockholders described in Note 5, of which $780,000, zero and zero is included in interest payable in the accompanying consolidated balance sheets at October 31, 2003, 2004 and January 31, respectively. The Company repaid the balance of the debt and accrued interest on June 30, 2004. In connection with the repayment of the debt, the Company paid an early termination fee of $1,200,000 to the stockholders that has been included as part of the loss on debt extinguishment included in other income (expense), net in the accompanying consolidated statements of operations.

        During the period from July 1 2002 to October 31, 2002, the years ended October 31, 2003 and 2004 and the three months ended January 31, 2004 and 2005, respectively, the Company recorded $867,000, $617,000, $1.2 million, and $172,000 and $34,000 of expenses paid to affiliates in connection with services they provided or arranged, which are included in general and administrative expenses in the accompanying statements of operations.

12.    Restructuring Charges

        As of November 1, 2001, the Predecessor had accrued restructuring liabilities of $12.1 million related to a plan to close certain foreign sales offices and to terminate employees. The Predecessor terminated 194 employees in the period from November 1, 2001 to June 30, 2002, affecting all functional groups. The plan was initiated in conjunction with the acquisition of VeriFone, Inc. by VeriFone Holding Corp. in July 2001. The adjustment for the period from November 1, 2001 to June 30, 2002, resulted from a decrease in the Predecessor's estimates of future sublease income.

        In connection with the acquisition of the Predecessor on July 1, 2002, the Company assumed the liability for this restructuring plan. The remaining accrued restructuring balance represents primarily future facilities lease obligations, net of estimated future sublease income, which is expected to be paid through 2007.

        Activities related to the restructuring liability are as follows (in thousands):

	Facilities	Severance	Other	Total
Predecessor
Balance at November 1, 2001	$3,388	$8,731	$—	$12,119
Adjustments	2,388	354	451	3,193
Cash payments	(1,454)	(8,626)	—	(10,080)

Balance at June 30, 2002	$4,322	$459	$451	$5,232

Successor
Liability assumed in acquisition of VeriFone, Inc. on July 1, 2002	$4,322	$459	$451	$5,232
Restructuring charges and adjustments	(101)	38	83	20
Cash payments	(372)	(296)	(41)	(709)

Balance at October 31, 2002	3,849	201	493	4,543
Adjustments	129	—	—	129
Cash payments	(959)	(201)	(304)	(1,464)

Balance at October 31, 2003	3,019	—	189	3,208
Adjustments	264	—	—	264
Cash payments	(1,248)	—	(111)	(1,359)

Balance at October 31, 2004	2,035	—	78	2,113
Adjustments	—	—	—	—
Cash payments	(312)	—	(4)	(316)

Balance at January 31, 2005 (unaudited)	$1,723	$—	$74	$1,797

        At October 31, 2003 and 2004 and January 31, 2005, $1,441,000, $1,327,000 and $1,323,000 of the restructuring liability was included in other current liabilities and $1,767,000, $786,000 and $474,000 was included in other long-term liabilities in the accompanying consolidated balance sheet.

13.    Employee Benefit Plans

        The Company maintains a defined contribution 401(k) plan that allows eligible employees to contribute up to 20% of their pretax salary up to the maximum allowed under Internal Revenue Service regulations. Discretionary employer matching contributions of $1.2 million, $547,000, $1.6 million, $1.7 million, $0.4 million and $0.4 million were made to the plan during the period from November 1, 2001 to June 30, 2002, the period from July 1, 2002 to October 31, 2002, years ended October 31, 2003 and 2004, three months ended January 31, 2004 and 2005.

        Pursuant to a compensation plan established by Gores for the benefit of certain employees prior to the acquisition described in Note 3, the Company paid a total of $4.2 million subsequent to the acquisition, of which $2.4 million was reimbursed by Gores. Under the plan, payments to participants were subject to meeting certain continuing employment milestones from the date of acquisition through the subsequent 12-month period. The Company recognized $1.4 million of compensation expense prior to the date of acquisition, $1.3 million during the period from July 1, 2002 through October 31, 2002, and the remaining $1.5 million during the year ended October 31, 2003. Payments to participants totaled $1.9 million and

$2.3 million for the period from July 1, 2002 to October 31, 2002 and the year ended October 31, 2003, respectively. Reimbursements received from Gores were recorded as capital contributions, of which $1.3 million and $1.1 million was received during the period from July 1, 2002 to October 31, 2002 and the year ended October 31, 2003, respectively, as reflected in the accompanying consolidated statement of stockholders' deficit and comprehensive income (loss). All plan payments were made prior to October 31, 2003.

14.    Segment and Geographic Information

        The Company is primarily structured in a geographic manner. The Company's Chief Executive Officer is identified as the Chief Operating Decision Maker ("CODM") as defined by SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. The CODM reviews consolidated financial information on revenues and gross profit percentage for System Solutions and Services. The CODM also reviews operating expenses, certain of which are allocated to the Company's two segments described below.

Segment Information

        The Company operates in two business segments: i) North America, and ii) International. The Company defines North America as the United States and Canada, and International as the countries in which we make sales outside the United States and Canada.

        Net revenues and operating income (loss) of each business segment reflect net revenues generated within the segment, standard cost of System solutions net revenues, actual cost of Services net revenues and expenses that directly benefit only that segment. Corporate revenues and operating income (loss) reflect amortization of intangible assets, in-process research and development expense, and amortization of step ups in the fair value of inventories, equipment and improvements and deferred revenue resulting from the acquisition on July 1, 2002 of VeriFone, Inc. Corporate income (loss) also reflects the difference between the actual and standard cost of system solutions net revenues and shared operating costs that benefit both segments, predominately research and development expenses and centralized supply chain management.

	North America	International	Corporate	Total
Predecessor
Period from November 1, 2001 to June 30, 2002
Revenues	$133,288	$51,068	$—	$184,356
Operating income (loss)	61,496	(18,707)	(56,953)	(14,164)
Successor
Period from July 1, 2002 to October 31, 2002
Revenues	$67,756	$44,462	$(981)	$111,237
Operating income (loss)	1,957	10,500	(42,300)	(29,843)
Year ended October 31, 2003
Revenues	$234,828	$106,064	$(1,561)	$339,331
Operating income (loss)	75,845	15,425	(69,834)	21,436
Year ended October 31, 2004
Revenues	$254,010	$136,597	$(519)	$390,088
Operating income (loss)	84,471	21,450	(70,878)	35,043
Three Months Ended January 31, 2004 (unaudited)
Revenues	$55,805	$32,295	$(151)	$87,949
Operating income (loss)	19,559	4,415	(15,634)	8,340
Three Months Ended January 31, 2005 (unaudited)
Revenues	$64,808	$46,583	$(108)	$111,283
Operating income (loss)	20,746	7,940	(15,608)	13,078

Long-lived Assets, excluding Goodwill

        The Company's long-lived assets, excluding goodwill, by segment were as follows (in thousands):

	October 31,
			January 31, 2005
	2003	2004
	(Successor)	(Successor)	(Successor) (Unaudited)
North America	$48,561	$28,879	$25,398
International	983	3,224	2,924

	$49,544	$32,103	$28,322

Goodwill

        The Company's goodwill by segment was as follows (in thousands):

	October 31,
			January 31, 2005
	2003	2004
	(Successor)	(Successor)	(Successor) (Unaudited)
North America	$41,327	$40,397	$40,397
International	13,122	12,827	12,827

	$54,449	$53,224	$53,224

Geographic Information

        The Company's revenues by geographic area were as follows (in thousands):

					Three months ended January 31,
			Years ended October 31,
	Period from November 1, 2001 to June 30, 2002	Period from July 1, 2002 to October 31, 2002
			2003	2004	2004	2005
	(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor)	(Successor)
					(Unaudited)
United States	$129,131	$65,357	$228,938	$248,853	$54,465	$63,075
Americas, excluding the United States	21,554	22,481	43,166	49,195	12,358	17,538
Europe	23,012	12,460	39,311	61,474	13,205	19,469
Asia	10,659	10,939	27,916	30,566	7,921	11,201

	$184,356	$111,237	$339,331	$390,088	$87,949	$111,283

        Revenues are allocated to the geographic areas based on the shipping destination of customer orders.

        The Company's long-lived assets and goodwill by geographic area, exclusive of inter-company accounts, were as follows (in thousands):

	October 31,
			January 31, 2005
	2003	2004
	(Successor)	(Successor)	(Successor) (Unaudited)
United States	$89,888	$69,276	$65,901
Americas, excluding the United States	4,882	5,097	5,005
Europe	5,646	7,462	7,152
Asia	3,577	3,492	3,488

	$103,993	$85,327	$81,546

        For the purpose of this geography disclosure, Canada is included in the Americas category.

15.    Acquisition of GO Software, Inc.

        On December 6, 2004, the Company entered into a definitive agreement with Return On Investment Corporation ("ROI") to acquire the assets of its subsidiary, GO Software. The Company expects to pay $13 million in cash upon closing and up to $2.0 million in contingent consideration, based on the future business performance of GO Software through June 2006. The acquisition is subject to customary closing conditions including approval by ROI stockholders and is currently expected to close in February 2005.

            Shares

Common Stock

PROSPECTUS

Credit Suisse First Boston	JPMorgan

Goldman, Sachs & Co.            Lehman Brothers            Banc of America Securities LLC

                    , 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

        The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by the Registrant in connection with the sale and distribution of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the New York Stock Exchange application fee.

Securities and Exchange Commission registration fee	$	*
NASD filing fee		*
New York Stock Exchange application fee		*
Printing and engraving expenses		*
Directors and officers' insurance		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total expenses	$	*

*
To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

        Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, as amended, allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation provides for this limitation of liability.

        Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such a person in connection with any threatened, pending or completed actions, suits or proceedings in which such a person is made a party by reason of being or having been a director, officer, employee or agent of the corporation, subject to certain limitations. The statute provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Article Eight of our certificate of incorporation provides for indemnification by us of our directors, officers and employees to the fullest extent permitted by the DGCL.

        We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (2) to us with respect to indemnification payments that we may make to such directors and officers.

        The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

        The Registrant was incorporated in June 2002. In connection with the formation of the Registrant, on July 1, 2002, the Registrant issued (i) to affiliates of GTCR 58,438 shares of its Class A redeemable convertible preferred stock for $58,437,741 in cash, 35,778,209 shares of its voting common stock for $1,192,607 in cash, and warrants to purchase 2,577,102 shares of voting common stock and 4,209 shares of its Class A redeemable convertible preferred stock, (ii) to affiliates of TCW/Crescent Mezzanine, 1,960 shares of its Class A redeemable convertible preferred stock for $1,960,000 in cash, 1,200,000 shares of its voting common stock for $40,000 in cash, and warrants to purchase 2,577,162 shares of voting common stock and 4,209 shares of its Class A redeemable convertible preferred stock, (iii) to an affiliate of Gores Technology Group, LLC 6,882,352 shares of its voting common stock in partial consideration for assignment of all the outstanding stock of VeriFone, Inc., (iv) to Douglas Bergeron or his affiliate pursuant to a senior management agreement with Mr. Bergeron, an aggregate of 5,932,219 shares of voting common stock for $197,741 and 3,302 shares of class A redeemable convertible preferred stock for $3,302,259, and (v) pursuant to the 2002 Securities Purchase Plan, to eight executives, 1,199,198 shares of voting common stock for an aggregate purchase price of $39,973. These issuances were exempt from registration under Section 4(2) of the Securities Act of 1933 as well as, in the case of issuances to executives pursuant to the 2002 Securities Purchase Plan, Rule 701 under the Securities Act of 1933.

        In February and March 2003, the Registrant pursuant to its 2002 Securities Purchase Plan sold 729,947 shares of voting common stock to three executives and, from April 2003 to October 2004, issued pursuant to the New Founders' Stock Plan options to purchase an aggregate of 1,457,300 shares of nonvoting common stock at a weighted average exercise price of $3.06. The sales under the 2002 Securities Purchase Plan and the New Founders' Stock Option Plan were exempt from registration under Section 4(2) of the Securities Act of 1933 and Rule 701 thereunder.

        References to numbers of shares and per share amounts in this Item 15 are adjusted, where applicable, for the Registrant's three-for-two split of all common stock outstanding on April 30, 2003.

Item 16. Exhibits and Financial Statement Schedules

  (a)
  Exhibits

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
3.1*	Amended and Restated Certificate of Incorporation of the Registrant
3.2*	Amended and Restated Bylaws of the Registrant
4.1*	Specimen Common Stock Certificate
5.1*	Opinion of Sullivan & Cromwell LLP
10.1*	Purchase Agreement, dated as of July 1, 2002, by and among VeriFone Holdings, Inc., GTCR Fund VII, L.P., GTCR Co-Invest, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III, TCW/Crescent Mezzanine Partners III Netherlands, L.P. and TCW Leveraged Income Trust IV, L.P.
10.1.1*	Form of Amendment to Purchase Agreement
10.2*	Stockholders' Agreement, dated as of July 1, 2002, by and among VeriFone Holdings, Inc., GTCR Fund VII, L.P., GTCR Co-Invest, L.P., GTCR Capital Partners, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III, TCW/Crescent Mezzanine Partners III Netherlands, L.P. and TCW Leveraged Income Trust IV, L.P., VF Holding Corp. and the executives who are parties thereto
10.2.1*	Form of Amendment to Stockholders Agreement
10.3	Registration Rights Agreement, dated as of July 1, 2002, by and among VeriFone Holdings, Inc., GTCR Fund VII, L.P., GTCR Co-Invest, L.P., GTCR Capital Partners, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III, TCW/Crescent Mezzanine Partners III Netherlands, L.P., and TCW Leveraged Income Trust IV, L.P., VF Holding Corp., Jesse Adams, William Atkinson, Douglas G. Bergeron, Nigel Bidmead, Denis Calvert, Donald Campion, Robert Cook, Gary Grant, Robert Lopez, James Sheehan, David Turnbull and Elmore Waller
10.4	Amendment to Registration Rights Agreement, dated as of November 30, 2004, by and among VeriFone Holdings, Inc., GTCR Fund VII, L.P., Douglas Bergeron, DGB Investments, Inc., The Douglas G. Bergeron Family Annuity Trust, The Sandra E. Bergeron Family Annuity Trust and The Bergeron Family Trust
10.5	Senior Management Agreement, dated as of July 1, 2002, among VeriFone Holdings, Inc., VeriFone, Inc. and Douglas G. Bergeron
10.6	Amendment to Senior Management Agreement, dated as of December 27, 2004, by and among VeriFone Holdings, Inc., VeriFone, Inc. and Douglas Bergeron
10.7	2002 Securities Purchase Plan
10.8	New Founders' Stock Option Plan
10.9	Credit Agreement, dated as of June 30, 2004, among VeriFone Intermediate Holdings, Inc., VeriFone, Inc., the lenders, Bank of America, N.A., as Administrative Agent for the Lenders, Collateral Agent for the Senior Lenders, Swing Line Lender and L/C Issuer, Bank of America, N.A., as Collateral Agent for the Second Lien Lenders, Credit Suisse First Boston, Cayman Islands Branch, as Syndication Agent, and Wells Fargo Bank, N.A., as Documentation Agent
10.10	Security Agreement, dated as of June 30, 2004, among VeriFone Holdings, Inc., VeriFone Intermediate Holdings, Inc., VeriFone, Inc. and Bank of America, N.A., as Senior Collateral Agent
10.11	Pledge Agreement, dated as of June 30, 2004, among VeriFone Holdings, Inc., VeriFone Intermediate Holdings, Inc., VeriFone, Inc. and Bank of America, N.A., as Senior Collateral Agent

10.12	Change in Control Severance Agreement, effective July 1, 2004, between VeriFone Holdings, Inc. and Barry Zwarenstein
10.13*	Outside Directors' Stock Option Plan
10.14	Patent License Agreement, effective as of November 1, 2004, by and between NCR Corporation and VeriFone, Inc.
21.1*	List of subsidiaries of the Registrant
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
23.2*	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.1)
24.1	Power of Attorney (previously filed)

*
To be filed by amendment.

(b)
Financial Statement Schedules

 Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
VeriFone Holdings, Inc.

        We have audited the consolidated financial statements of VeriFone Holdings, Inc. (the "Successor") as of October 31, 2003 and 2004, and for the period from July 1, 2002 to October 31, 2002 and years ended October 31, 2003 and 2004 and we have also audited the consolidated financial statements of VeriFone, Inc. (the "Predecessor"), for the period from November 1, 2001 to June 30, 2002, and have issued our report thereon dated December 20, 2004 (included elsewhere in this Registration Statement). Our audits also include the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Successor and Predecessor management. Our responsibility is to express an opinion based on our audits.

        In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

San Francisco, California December 20, 2004	/s/ Ernst & Young LLP

FINANCIAL STATEMENT SCHEDULE

SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions — Write-offs	Balance at the End of the Period
Predecessor
Period from November 1, 2001 to June 30, 2002
Allowance for doubtful accounts	$4,690	$2,944	$(145)	$7,489
Successor
Period from July 1 to October 31, 2002
Allowance for doubtful accounts	$7,489	$96	$(1,121)	$6,464
Year ended October 31, 2003
Allowance for doubtful accounts	$6,464	$1,627	$(3,823)	$4,268
Year ended October 31, 2004
Allowance for doubtful accounts	$4,268	$(1,442)	$42	$2,868

        Schedules not set forth above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Jose, California, on February 22, 2005.

VERIFONE HOLDINGS, INC.
By:	/s/ DOUGLAS G. BERGERON Douglas G. Bergeron, Chairman of the Board of Directors and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ DOUGLAS G. BERGERON Douglas G. Bergeron	Chairman of the Board of Directors and Chief Executive Officer (principal executive officer)	February 22, 2005
/s/ BARRY ZWARENSTEIN Barry Zwarenstein	Senior Vice President and Chief Financial Officer (principal financial and accounting officer)	February 22, 2005
* Craig A. Bondy	Director	February 22, 2005
* James C. Castle	Director	February 22, 2005
* Leslie Denend	Director	February 22, 2005
Robert B. Henske	Director
* Collin E. Roche	Director	February 22, 2005
* Daniel Timm	Director	February 22, 2005
*By:	/s/ BARRY ZWARENSTEIN Barry Zwarenstein Attorney-in-fact

Exhibit Index

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
3.1*	Amended and Restated Certificate of Incorporation of the Registrant
3.2*	Amended and Restated Bylaws of the Registrant
4.1*	Specimen Common Stock Certificate
5.1*	Opinion of Sullivan & Cromwell LLP
10.1*	Purchase Agreement, dated as of July 1, 2002, by and among VeriFone Holdings, Inc., GTCR Fund VII, L.P., GTCR Co-Invest, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III, TCW/Crescent Mezzanine Partners III Netherlands, L.P. and TCW Leveraged Income Trust IV, L.P.
10.1.1*	Form of Amendment to Purchase Agreement
10.2*	Stockholders' Agreement, dated as of July 1, 2002, by and among VeriFone Holdings, Inc., GTCR Fund VII, L.P., GTCR Co-Invest, L.P., GTCR Capital Partners, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III, TCW/Crescent Mezzanine Partners III Netherlands, L.P. and TCW Leveraged Income Trust IV, L.P., VF Holding Corp. and the executives who are parties thereto
10.2.1*	Form of Amendment to Stockholders Agreement
10.3	Registration Rights Agreement, dated as of July 1, 2002, by and among VeriFone Holdings, Inc., GTCR Fund VII, L.P., GTCR Co-Invest, L.P., GTCR Capital Partners, L.P., TCW/Crescent Mezzanine Partners III, L.P., TCW/Crescent Mezzanine Trust III, TCW/Crescent Mezzanine Partners III Netherlands, L.P., and TCW Leveraged Income Trust IV, L.P., VF Holding Corp., Jesse Adams, William Atkinson, Douglas G. Bergeron, Nigel Bidmead, Denis Calvert, Donald Campion, Robert Cook, Gary Grant, Robert Lopez, James Sheehan, David Turnbull and Elmore Waller
10.4	Amendment to Registration Rights Agreement, dated as of November 30, 2004, by and among VeriFone Holdings, Inc., GTCR Fund VII, L.P., Douglas Bergeron, DGB Investments, Inc., The Douglas G. Bergeron Family Annuity Trust, The Sandra E. Bergeron Family Annuity Trust and The Bergeron Family Trust
10.5	Senior Management Agreement, dated as of July 1, 2002, among VeriFone Holdings, Inc., VeriFone, Inc. and Douglas G. Bergeron
10.6	Amendment to Senior Management Agreement, dated as of December 27, 2004, by and among VeriFone Holdings, Inc., VeriFone, Inc. and Douglas Bergeron
10.7	2002 Securities Purchase Plan
10.8	New Founders' Stock Option Plan
10.9	Credit Agreement, dated as of June 30, 2004, among VeriFone Intermediate Holdings, Inc., VeriFone, Inc., the lenders, Bank of America, N.A., as Administrative Agent for the Lenders, Collateral Agent for the Senior Lenders, Swing Line Lender and L/C Issuer, Bank of America, N.A., as Collateral Agent for the Second Lien Lenders, Credit Suisse First Boston, Cayman Islands Branch, as Syndication Agent, and Wells Fargo Bank, N.A., as Documentation Agent
10.10	Security Agreement, dated as of June 30, 2004, among VeriFone Holdings, Inc., VeriFone Intermediate Holdings, Inc., VeriFone, Inc. and Bank of America, N.A., as Senior Collateral Agent
10.11	Pledge Agreement, dated as of June 30, 2004, among VeriFone Holdings, Inc., VeriFone Intermediate Holdings, Inc., VeriFone, Inc. and Bank of America, N.A., as Senior Collateral Agent
10.12	Change in Control Severance Agreement, effective July 1, 2004, between VeriFone Holdings, Inc. and Barry Zwarenstein
10.13*	Outside Directors' Stock Option Plan
10.14	Patent License Agreement, effective as of November 1, 2004, by and between NCR Corporation and VeriFone, Inc.

21.1*	List of subsidiaries of the Registrant
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
23.2*	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.1)
24.1	Power of Attorney (previously filed)

*
To be filed by amendment.

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TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
PROSPECTUS SUMMARY
THE OFFERING
SUMMARY CONSOLIDATED FINANCIAL DATA
RISK FACTORS
Risks Related to Our Business
Risks Related to Our Industry
FORWARD-LOOKING STATEMENTS
DIVIDEND POLICY
USE OF PROCEEDS
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
Summary Compensation Table
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF OUR CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
CERTAIN UNITED STATES TAX CONSEQUENCES TO NON-U.S. HOLDERS OF COMMON STOCK
UNDERWRITING
VALIDITY OF SECURITIES
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
NOTICE TO CANADIAN RESIDENTS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
VERIFONE HOLDINGS, INC. CONSOLIDATED BALANCE SHEETS (IN THOUSANDS, EXCEPT PAR VALUE)
VERIFONE HOLDINGS, INC. CONSOLIDATED STATEMENTS OF OPERATIONS (IN THOUSANDS, EXCEPT PER SHARE DATA)
VERIFONE HOLDINGS, INC. CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT AND COMPREHENSIVE INCOME (LOSS) (IN THOUSANDS)
VERIFONE HOLDINGS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OCTOBER 31, 2004
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution.
  Item 14. Indemnification of Directors and Officers.
  Item 15. Recent Sales of Unregistered Securities.
  Item 16. Exhibits and Financial Statement Schedules
Report of Independent Registered Public Accounting Firm
FINANCIAL STATEMENT SCHEDULE
SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS (in thousands)
  Item 17. Undertakings
SIGNATURES
Exhibit Index